                                     [LOGO]

                               CREO PRODUCTS INC.



              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

                                     - AND -

                            MANAGEMENT PROXY CIRCULAR





                                FEBRUARY 25, 2000

[LETTERHEAD]
                           CREO PRODUCTS INC.
                                                         Tel: 604.451.2700
                           3700 Gilmore Way              Fax: 604.437.9891
                           Burnaby, British Columbia     Int: reception@creo.com
                           Canada  V5G 4M1


February 25, 2000


Dear Creo Shareholder:

We are pleased to invite you to the Annual and Special Meeting (the "Meeting") of the shareholders of Creo Products Inc., which will be held at the Executive Inn, 4201 Lougheed Highway, Burnaby, British Columbia on Thursday, March 30, 2000 at 2:00 p.m. (Vancouver time). The formal Notice of Meeting and Management Proxy Circular, which are contained in the following pages, outline the actions to be considered by the shareholders at the Meeting.

In addition to the regular business of receiving financial statements, electing directors and appointing auditors, you will be asked to consider and vote upon the confirmation of an amendment to Creo's By-laws, the approval of a proposed amendment to Creo's Articles of Incorporation and the issuance of 13,250,000 common shares of Creo to Scitex Corporation Ltd. ("Scitex") in connection with the proposed acquisition by Creo of the assets of Scitex's digital prepress and print-on-demand businesses.

We at Creo are extremely excited about the Scitex acquisition. We believe that the combined business will capitalize on strong synergies in technology, products, service and distribution to create a leading provider of digital prepress solutions for the graphic arts industry. Your Board of Directors has unanimously concluded that the issuance of common shares to Scitex is in the best interests of Creo and accordingly has recommended that you vote in favour of the resolution approving the share issuance. The reasons for this recommendation are set out in the Management Proxy Circular.

We hope that you will be able to attend the Meeting. However, if you are unable to be present, we would appreciate your taking a few minutes now to complete, sign and return your proxy in the enclosed postage-paid envelope. Regardless of the number of shares you own, your vote is important.

Thank you for your continued interest in, and support for, Creo.


Yours sincerely,


/s/ RAFFI AMIT                                     /s/ AMOS MICHELSON
Raffi Amit                                         Amos Michelson
Chair of the Board                                 Chief Executive Officer

                      NOTICE OF ANNUAL AND SPECIAL MEETING

                               CREO PRODUCTS INC.

         NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of the holders of common shares of Creo Products Inc. ("Creo") will be held at the Executive Inn, 4201 Lougheed Highway, Burnaby, British Columbia on Thursday, March 30, 2000 at 2:00 p.m. (Vancouver time) for the following purposes:

1. to receive the consolidated financial statements for the year ended September 30, 1999 and the auditors' report thereon;

2.       to elect directors;

3. to re-appoint KPMG LLP, Chartered Accountants, as Creo's auditors and to authorize the directors to fix their remuneration;

4. to consider and, if thought fit, to pass a special resolution amending Creo's Articles of Incorporation to authorize the directors to appoint additional directors between annual meetings of shareholders to a maximum of one-third the number of directors elected at the prior annual meeting;

5. to consider and, if thought fit, to pass a resolution confirming an amendment to Creo's By-law No. 1 providing that a quorum at meetings of shareholders shall be at least two shareholders physically present or represented by proxy who between them hold not less than 20% of the outstanding common shares;

6. to consider and, if thought fit, to pass a resolution approving the issuance of 13,250,000 common shares to Scitex Corporation Ltd. ("Scitex") in connection with the proposed acquisition by Creo of certain assets of Scitex; and

7. to transact such other business as may properly be brought before the Meeting.

Further particulars of the above matters are set out in the attached Management Proxy Circular.

If you cannot be present in person, PLEASE COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING FORM OF PROXY in the enclosed postage-paid envelope, as soon as possible.

By Order of the Board of Directors


/s/ THOMAS A. KORDYBACK
Thomas A. Kordyback
Vice President, Finance,
Chief Financial Officer and Secretary

Burnaby, British Columbia
February 25, 2000

                            MANAGEMENT PROXY CIRCULAR

                                TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS...............................................    1
EXCHANGE RATE INFORMATION................................................    1
GENERAL PROXY INFORMATION................................................    2
  Solicitation of Proxies................................................    2
  Appointment of Proxyholders............................................    2
  Action to be Taken under Proxy.........................................    2
  Revocation of Proxy....................................................    3
  Non-registered Shareholders............................................    3
  Voting Shares..........................................................    4
  Principal Holders of Common Shares.....................................    5
THE ACQUISITION AND THE SHARE ISSUANCE...................................    5
  General................................................................    5
  Background to the Acquisition..........................................    5
  Reasons for the Acquisition............................................    6
  Recommendation of the Board of Directors...............................    7
  Opinion of Financial Advisor...........................................    7
  Required Approvals.....................................................    8
  Agreements Relating to the Acquisition.................................    9
INFORMATION RELATING TO THE SCITEX BUSINESS..............................   14
CREO/SCITEX..............................................................   17
  Business...............................................................   17
  Head Office............................................................   19
  Board of Directors.....................................................   19
  Senior Management......................................................   20
  Steering Committee.....................................................   20
  Employees..............................................................   20
  Risks Associated with the Acquisition..................................   20
  Selected Historical and Pro Forma Consolidated
    Financial Information................................................   21
ELECTION OF DIRECTORS....................................................   22
  Information Concerning the Compensation of
    Directors and Officers...............................................   24
  Report on Executive Compensation.......................................   27
  Performance Graph......................................................   29
  Statement On Corporate Governance Practices............................   30
APPOINTMENT OF AUDITORS..................................................   32
AMENDMENT TO THE ARTICLES OF INCORPORATION...............................   32
AMENDMENT TO BY-LAW No. 1................................................   33
FINANCIAL STATEMENTS.....................................................   33
OTHER BUSINESS...........................................................   33
GENERAL..................................................................   33

SCHEDULES
  Schedule "A" - Opinion of Goldman, Sachs & Co.
  Schedule "B" - Asset Purchase Agreement
  Schedule "C" - Combined Financial Statements of the Scitex Business
  Schedule "D" - Unaudited Pro Forma Consolidated Financial
                 Statements of Creo Products Inc.
  Schedule "E" - Toronto Stock Exchange Corporate Governance Guidelines
  Schedule "F" - Special Resolution to Amend Articles of Incorporation
  Schedule "G" - Extract from By-Law No. 1

                           FORWARD-LOOKING STATEMENTS

         This Management Proxy Circular ("Circular"), together with the attached schedules, contains forward-looking statements within the meaning of Section 27A of the United States SECURITIES ACT OF 1933, as amended ("Securities Act") and
Section 21E of the United States SECURITIES EXCHANGE ACT OF 1934, as amended. Words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", variations of such words and similar expressions are intended to identify these forward-looking statements. Specifically, and without limiting the generality of the foregoing, all statements included in this Circular that address activities, events or developments that Creo expects or anticipates will or may occur in the future, including such things as business strategies and measures to implement such strategies, competitive strengths, goals, expansion and growth of the business and operations, synergies, savings and benefits anticipated to be realized from the proposed acquisition by Creo of the assets of Scitex's digital prepress and print-on-demand businesses, plans and references to the future results of Creo and the companies or partnerships in which it has equity investments are forward-looking statements, including, without limitation, those statements contained under the headings "The Acquisition and the Share Issuance" and "Creo/Scitex" in this Circular. These forward-looking statements include significant risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements as a result of a number of factors, many of which are beyond the control of Creo and the companies or partnerships in which it has equity investments. These factors include, but are not limited to, those set forth in this Circular under the heading "The Acquisition and the Share Issuance Risks Associated With the Acquisition".

         Readers are cautioned not to place undue reliance on forward-looking statements contained in this Circular, which reflect the judgments and opinions of the management of Creo only as of the date of this Circular. There can be no assurance that the actual results or developments anticipated by Creo will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Creo and the companies or partnerships in which it has equity investments or any of the business or operations of those entities. Creo does not undertake any obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this Circular or to reflect the occurrence of unanticipated events.


                            EXCHANGE RATE INFORMATION

         In this Circular, except where otherwise indicated, all dollar amounts are expressed in U.S. dollars. The following table sets forth, for each period indicated, the high and low exchange rates for U.S. dollars expressed in Canadian dollars, based on the indicated noon buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"), the average of such exchange rates on the last day of each month during such period, and the exchange rate at the end of such period:

                                             --------------------------
                                               YEAR ENDED DECEMBER 31
                                             --------------------------
                                              1997      1998      1999
                                             ------    ------    ------
         High............................    1.4398    1.5770    1.5302
         Low.............................    1.3357    1.4075    1.4400
         Average.........................    1.3894    1.4894    1.4827
         Rate at period end..............    1.4288    1.5375    1.4400

         On February 17, 2000, the Noon Buying Rate was U.S.$1.00=Cdn$1.4522.

                            GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

         This Circular accompanies the Notice of Annual and Special Meeting (the "Notice of Meeting") of the holders of the common shares of Creo Products Inc. ("Creo") to be held at 2:00 p.m. (Vancouver time) on Thursday, March 30, 2000, at the Executive Inn, 4201 Lougheed Highway, Burnaby, British Columbia, and any adjournment thereof (the "Meeting"), and is provided in connection with the solicitation of proxies by or on behalf of the management of Creo for use at the Meeting. The cost of soliciting proxies will be borne by Creo. While most proxies will be solicited by mail only, some shareholders may also be contacted by directors, officers or employees of Creo by telephone, facsimile or other similar means of communication.

         Except where otherwise indicated, the information contained in this Circular is given as of February 17, 2000.


APPOINTMENT OF PROXYHOLDERS

         The persons named in the accompanying form of proxy are directors or officers of Creo. A SHAREHOLDER MAY APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON THE SHAREHOLDER'S BEHALF AT THE MEETING. TO EXERCISE THIS RIGHT, THE SHAREHOLDER MAY EITHER INSERT THE NAME OF SUCH OTHER PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR SUBMIT ANOTHER APPROPRIATE FORM OF PROXY.

         To be valid, a proxy must be signed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney. Persons signing as executors, administrators, or trustees should so indicate.

         To be acted on, a proxy properly executed by the shareholder must be received by Montreal Trust Company of Canada, at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Canada (fax: (604) 683-3694) in all cases no later than 2:00 p.m. (Vancouver time) on March 29, 2000 or, if the Meeting is adjourned, 24 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Meeting is reconvened.

ACTION TO BE TAKEN UNDER PROXY

         On any ballot that may be called for, common shares represented by properly executed proxies will be voted for, against or withheld from voting in accordance with the instructions of the shareholder indicated on the proxy. IN THE ABSENCE OF ANY INSTRUCTIONS ON THE PROXY OR IF SUCH
INSTRUCTIONS ARE UNCLEAR, SUCH COMMON SHARES WILL BE VOTED:

         (a) FOR THE ELECTION OF THE PERSONS LISTED IN THE PROXY AS DIRECTORS OF CREO;

         (b) FOR THE RE-APPOINTMENT OF KPMG LLP, CHARTERED ACCOUNTANTS, AS CREO'S AUDITORS AND AUTHORIZING THE DIRECTORS TO FIX THEIR REMUNERATION;

         (c)  FOR THE SPECIAL RESOLUTION AMENDING THE ARTICLES OF
              INCORPORATION TO AUTHORIZE THE DIRECTORS TO APPOINT ADDITIONAL DIRECTORS BETWEEN ANNUAL MEETINGS OF THE SHAREHOLDERS, TO A MAXIMUM OF ONE-THIRD OF THE NUMBER OF DIRECTORS ELECTED AT THE PRIOR ANNUAL MEETING;

         (d) FOR THE RESOLUTION CONFIRMING THE AMENDMENT TO CREO'S BY-LAW NO. 1 PROVIDING THAT A QUORUM AT MEETINGS OF SHAREHOLDERS SHALL BE AT LEAST TWO SHAREHOLDERS PHYSICALLY PRESENT OR REPRESENTED BY PROXY WHO BETWEEN THEM HOLD NOT LESS THAN 20% OF THE OUTSTANDING COMMON SHARES; AND

         (e) FOR THE RESOLUTION APPROVING THE ISSUANCE OF 13,250,000 COMMON SHARES TO SCITEX CORPORATION LTD. ("SCITEX") IN CONNECTION WITH THE PROPOSED ACQUISITION BY CREO OF CERTAIN ASSETS OF SCITEX,

in each case as more fully described elsewhere in this Circular.

         The enclosed form of proxy confers discretionary authority on the persons named regarding amendments to those matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. At the date of this Circular, the management of Creo knows of no such amendment or other matter. If any matters that are not now known should properly come before the Meeting, the persons named in the enclosed form of proxy will vote on those matters in accordance with their best judgment.

REVOCATION OF PROXY

         A shareholder who has given a proxy may revoke it by an instrument in writing, including another proxy, executed by the shareholder or the shareholder's attorney authorized in writing and deposited at Creo's registered office at 1810-1111 West Georgia Street, Vancouver, British Columbia V6E 4M3 prior to the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof before it is exercised on any particular matter, by voting in person at the Meeting, or in any other manner permitted by law. Attendance at the Meeting will not, by itself, revoke a previously delivered proxy.

NON-REGISTERED SHAREHOLDERS

         ONLY REGISTERED SHAREHOLDERS OR THE PERSONS THEY APPOINT AS THEIR PROXIES ARE PERMITTED TO VOTE AT THE MEETING.

         In many cases, common shares beneficially owned by a person (a "non-registered shareholder") are registered either (i) in the name of an intermediary that the non-registered shareholder deals with in respect of the common shares (intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans) or (ii) in the name of a clearing agency such as The Canadian Depository for Securities Limited of which the intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, Creo will have distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the "Meeting materials") to the clearing agencies and intermediaries for onward distribution to non-registered shareholders.

         Intermediaries are required to forward the Meeting materials to those non-registered shareholders who have not waived the right to receive them. Intermediaries often use service companies to forward the Meeting materials to non-registered shareholders. Generally, non-registered shareholders who have not waived the right to receive the Meeting materials will either:

         (a) be given a form of proxy which has already been signed by the intermediary (typically by a facsimile, stamped signature), which is restricted to the number of common shares beneficially owned by the non-registered shareholder but which is otherwise uncompleted. In this case, the non-registered shareholder who wishes to submit a proxy should properly complete the form of proxy and submit it to Creo, c/o Montreal Trust Company of Canada, Creo's registrar and transfer agent, at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 (fax: (604) 683-3694); or

         (b) be given a form of proxy which is not signed by the intermediary and which, when properly completed and signed by the non-registered shareholder and returned to the intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the intermediary must follow. Typically, the non-registered shareholder will be given a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the non-registered shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the intermediary or its service company in accordance with the instructions of the intermediary or the service company.

         In either case, the purpose of these procedures is to permit non-registered shareholders to direct the voting of the shares they beneficially own. If a non-registered shareholder who receives either form of proxy wishes to attend the Meeting and vote in person (or have another person do so on behalf of the non-registered shareholder), the non-registered shareholder should strike out the persons named in the proxy and insert the name of the non-registered shareholder or other person's name in the blank space provided. IN EITHER CASE, NON-REGISTERED SHAREHOLDERS SHOULD FOLLOW THE INSTRUCTIONS OF THEIR INTERMEDIARY CAREFULLY, INCLUDING THE INSTRUCTIONS REGARDING WHEN AND WHERE THE PROXY OR PROXY AUTHORIZATION FORM IS TO BE DELIVERED.

         A non-registered shareholder may revoke a proxy authorization form (voting instructions) or a waiver of the right to receive Meeting materials and to vote given to an intermediary at any time by written notice to the intermediary, except that an intermediary is not required to act on revocation of a proxy authorization form (voting instructions) or of a waiver of the right to receive Meeting materials and to vote, that is not received by the intermediary at least seven (7) days prior to the Meeting.

VOTING SHARES

         As at February 17, 2000, the record date for the purpose of determining the shareholders entitled to receive notice of the Meeting (the "Record Date"), Creo's issued and outstanding capital consisted of 32,630,637 common shares, each carrying the right to one vote at all meetings of shareholders. A majority of the votes cast, in person or by proxy, is required for approval of each of the matters to be voted on at the Meeting, except for the special resolution to amend Creo's Articles of Incorporation, which requires a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution.

         In accordance with the provisions of the CANADA BUSINESS CORPORATIONS ACT (the "CBCA"), Creo's governing statute, Creo will prepare a list of shareholders as at the close of business on the Record Date. Each holder of common shares named in the list will be entitled to vote the shares shown opposite the name of the shareholder on the list on all resolutions put before the Meeting, except to the extent that: (a) the shareholder has transferred any of those shares after the Record Date, and (b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes ownership of the shares and demands, not later than ten (10) days before the Meeting, that the transferee's name be included in the list of shareholders before the Meeting, in which case the transferee will be entitled to vote those shares at the Meeting. A shareholder who does not receive the Notice of Meeting is not deprived of the right to vote at the Meeting.

PRINCIPAL HOLDERS OF COMMON SHARES

         As at the Record Date, the only persons who, to the knowledge of Creo's directors and officers, beneficially owned, directly or indirectly, or exercised control or direction over, common shares carrying more than ten percent (10%) of the votes attached to all outstanding common shares, were entities associated with The Goldman Sachs Group, Inc., who beneficially owned 5,314,336, or 16.3%, of the outstanding common shares. These entities include: GS Capital Partners II, L.P. (3,334,368 shares); GS Capital Partners II Offshore, L.P (1,325,549 shares); Goldman, Sachs & Co. Verwaltungs GmbH (122,986 shares); Bridge Street Fund 1995, L.P. (281,382 shares); and Stone Street Fund 1995, L.P. (250,051 shares).


                     THE ACQUISITION AND THE SHARE ISSUANCE
GENERAL

         Creo and certain of its subsidiaries have entered into an Asset Purchase Agreement with Scitex Corporation Ltd. ("Scitex") of Herzlia, Israel, and one of its subsidiaries, Scitex Development Corp. (the "Sellers"), to acquire all of the assets of the Sellers' digital prepress and print-on-demand businesses, other than certain excluded assets (the "Scitex Business") (the "Acquisition"). Creo will pay for the Scitex Business by issuing 13,250,000 Creo common shares (the "Share Issuance" or the "Consideration"), representing approximately 26.1% of the outstanding shares of Creo on a fully diluted basis after giving effect to the Share Issuance.

         Creo's Board of Directors and management believe that the combined business will be able to capitalize on strong synergies in technology, products, service and distribution to create a leading provider of digital prepress solutions for the graphic arts industry.

         Under the rules of the Nasdaq National Market ("NASDAQ") and The Toronto Stock Exchange (the "TSE") on which Creo's common shares are traded, the Share Issuance must be approved by Creo shareholders. The closing of the Acquisition will take place on the first day of the month following the month in which all closing conditions, including shareholder and regulatory approvals, are satisfied or waived.

BACKGROUND TO THE ACQUISITION

         The proposed Acquisition is the result of arm's length discussions and negotiations conducted over a period of several months among representatives of Creo and Scitex and their legal, accounting and investment advisors. The following is a summary of the history of those discussions and negotiations.

         Early in August 1999, Creo's management became aware that Scitex had engaged Salomon Smith Barney Inc. to explore strategic alternatives for the company. Creo engaged Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor in connection with Creo's interest in exploring a potential transaction with Scitex. On August 24 and 25, 1999, Amos Michelson, Chief Executive Officer of Creo, Tom Kordyback, Creo's Chief Financial Officer, and Mark Dance, Creo's Chief Operating Officer, met in Tel Aviv with Yoav Z. Chelouche, Chief Executive Officer of Scitex, Eyal Desheh, Scitex's Chief Financial Officer, and several other members of the senior management of Scitex. These discussions were exploratory in nature, and no substantive information was exchanged. The potential benefits of a complete merger between the two companies were generally discussed, but no agreements were reached.

         During September 1999, telephone contacts between senior officials of the two companies were made, but no formal meetings or substantive discussions took place. On September 15, 1999, Creo's Board of Directors, having considered the potential benefits of a business combination between the two companies, authorized the making of a preliminary, non-binding proposal for the merger of the two companies, subject to various conditions including the satisfactory completion of due diligence, a review of operating, financial, legal and other information and the negotiation of a mutually acceptable definitive agreement. This proposal was made in a letter sent to Scitex on September 17, 1999.

         Although there were some telephone conversations following this proposal, no further meetings took place, nor did Creo receive any response to its proposal until October 27, 1999 when Amos Michelson and Tom Kordyback met in Tel Aviv with representatives of Scitex and certain of its principal shareholders and were informed that a complete merger on the indicative terms that had been proposed was unacceptable and had been rejected. Instead, on the basis that there was little commonality between Creo's business and the non-prepress business of Scitex, the parties decided to explore the possibility of combining only Scitex's digital prepress and print-on-demand businesses with the business of Creo.

         On November 19, 1999 Creo's Board of Directors authorized management to explore further the possibility of merging Scitex's digital prepress and print-on-demand businesses into Creo. In the succeeding weeks, management of the two companies had several telephone conversations about the advantages and general terms of such a transaction. During the week of November 21, 1999 a Confidentiality Agreement was entered into and Creo representatives, with the assistance of Israeli counsel and tax, financial and accounting advisors, conducted diligence investigations in Israel. From December 1 to 3, 1999, Scitex undertook similar investigations in Vancouver.

         During the week of December 13, 1999, representatives of the two companies and their respective advisors met in New York to try to settle the terms of a proposed transaction. Although progress was made on a number of important points, at the conclusion of these meetings significant issues remained outstanding.

         Between December 20, 1999 and January 14, 2000, Creo and Scitex and their respective legal and financial advisors negotiated and settled the outstanding issues and the terms of the Asset Purchase Agreement and certain other ancillary agreements. Throughout this period, Creo continued with its diligence enquiries.

         On January 14, 2000, Creo's Board of Directors met and considered a full report from management and its legal advisors with respect to the Acquisition. The Board also received and considered an oral opinion from Goldman Sachs that, as of that date, the Consideration to be paid for the Scitex Business pursuant to the draft Asset Purchase Agreement was fair from a financial point of view to Creo. The Board then authorized management to negotiate the final terms of the Asset Purchase Agreement and the ancillary agreements. Over the next three days the parties' legal advisors completed the definitive Asset Purchase Agreement and the form of the ancillary agreements. On January 17, 2000, after considering the matters described under the heading "The Acquisition and the Share Issuance - Recommendation of the Board of Directors", Creo's Board of Directors unanimously approved the Asset Purchase Agreement, which was executed that day.

         On January 18, 2000, Creo and Scitex jointly announced that they had entered into the Asset Purchase Agreement.

REASONS FOR THE ACQUISITION

         Creo's Board of Directors and management believe that the combination of Creo's existing prepress business with Scitex's prepress and print-on-demand businesses will significantly enhance

Creo's long-term development, and strengthen its position as a leading provider of advanced digital prepress solutions for the graphic arts industry. Creo believes that the Acquisition will unlock significant synergies, and provide it with a wide portfolio of leading products and technologies and the best value delivery system and technical support capabilities currently available in the prepress market. Creo anticipates that the combined research and development, manufacturing and worldwide distribution infrastructure will permit more cost-efficient delivery of existing products and accelerated development of innovative new products responsive to customer needs. In addition, management expects that Creo will benefit from enhanced access to capital, and a greater ability to pursue growth opportunities and respond to competitive challenges.

RECOMMENDATION OF THE BOARD OF DIRECTORS

         CREO'S BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED, BASED ON THE CONSIDERATIONS NOTED BELOW, THAT THE SHARE ISSUANCE IS IN THE BEST INTERESTS OF CREO, AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE SHARE ISSUANCE.

         In reaching its conclusion, Creo's Board of Directors considered, among other things, the following:

         (a) the business reasons for the Acquisition set forth under "The Acquisition and the Share Issuance - Reasons for the Acquisition";

         (b) the anticipated benefits of the Acquisition set forth under "Creo/Scitex - Business - Expected Impact of the Acquisition";

         (c) the terms of the Asset Purchase Agreement and the ancillary agreements described under "The Acquisition and the Share Issuance - Agreements Relating to the Acquisition";

         (d) management's review of, and advice with respect to, the financial condition, results of operations, business plans and prospects of the Scitex Business and the prospects of the combined business of Creo and the Scitex Business; and

         (e) the opinion of Goldman Sachs that the Consideration to be paid by Creo for the Scitex Business pursuant to the Asset Purchase Agreement is fair from a financial point of view to Creo (see "The Acquisition and the Share Issuance - Opinion of Financial Advisor").

OPINION OF FINANCIAL ADVISOR

         Creo's Board of Directors retained Goldman Sachs as its financial advisor in connection with the Acquisition and requested that Goldman Sachs render an opinion as to the fairness to Creo from a financial point of view of the Consideration to be issued by Creo pursuant to the Asset Purchase Agreement for the Scitex Business.

         Goldman Sachs' written opinion is dated January 17, 2000 (the "Goldman Sachs Opinion"). It concludes that as of that date, based on the assumptions made, the scope of review and the limitations set forth therein, the Consideration to be paid by Creo for the Scitex Business pursuant to the Asset Purchase Agreement is fair from a financial point of view to Creo.

         THE FULL TEXT OF THE GOLDMAN SACHS OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED TO THIS CIRCULAR AS SCHEDULE "A" UNDER THE HEADING "OPINION OF GOLDMAN, SACHS & CO.". YOU SHOULD READ THE GOLDMAN SACHS OPINION IN ITS ENTIRETY. IT WAS PREPARED AT THE REQUEST AND FOR THE INFORMATION OF CREO'S BOARD OF

DIRECTORS. IT DOES NOT CONSTITUTE A RECOMMENDATION AS TO HOW ANY PARTICULAR SHAREHOLDER SHOULD VOTE WITH RESPECT TO THE SHARE ISSUANCE RESOLUTION.

         Goldman Sachs will receive a fee for its services in connection with the Acquisition, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified by Creo under certain circumstances. The fee of Goldman Sachs is dependent on the successful completion of the Acquisition. Entities affiliated with Goldman Sachs beneficially own 5,314,336 common shares of Creo, representing approximately 16.3% of Creo's issued and outstanding shares, and as at the date of the Goldman Sachs Opinion, also owned approximately 10% of the outstanding common shares of IDB Holding Corporation Ltd., which as at that date held the power to vote and dispose of approximately 40% of the outstanding common shares of Scitex. In addition, John Bu, a Managing Director of Goldman Sachs, is a director of Creo and Melina E. Higgins, a Vice President of Goldman Sachs, is an observer on the Creo Board of Directors. Goldman Sachs is a party to an Investment Banking Services Agreement with Creo under which it has a right of first refusal to provide Creo's requirements for investment banking services until November 2000. Goldman Sachs has also provided significant investment banking services to Scitex from time to time. In the course of its normal trading activities, Goldman Sachs and its affiliated entities may hold or actively trade securities, including derivative securities, of Creo and Scitex for their own account and for the accounts of customers. Goldman Sachs and its affiliates may also have other business relationships with Creo in the ordinary course of business.

REQUIRED APPROVALS

         SHAREHOLDER APPROVAL

         The rules of NASDAQ and the TSE require that the Share Issuance resolution be approved by a majority of the votes cast by holders of Creo common shares at the Meeting. All of the directors and officers of Creo have indicated their intention to vote their Creo common shares in favour of the Share Issuance resolution.

         REGULATORY APPROVALS

         HART-SCOTT-RODINO

         Under the HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976 of the United States ("HSR") and the regulations promulgated thereunder by the United States Federal Trade Commission (the "Federal Trade Commission"), the Acquisition may not be consummated until notifications have been filed and certain information has been furnished to the Federal Trade Commission and the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the applicable waiting period has expired or been terminated. HSR filings were made on January 28, 2000 and the applicable HSR waiting period is scheduled to expire on February 27, 2000.

         At any time before or after the consummation of the Acquisition, notwithstanding the expiry of the waiting period under the HSR, the Federal Trade Commission, the Antitrust Division or other interested persons could take action under the U.S. antitrust laws to seek to enjoin, modify or dissolve the Acquisition if it would be likely to substantially lessen competition in any line of commerce in any section of the United States or otherwise result in the violation of its antitrust laws.

         OTHER ANTITRUST APPROVALS

         Regulatory approvals are required under the antitrust or comparable laws of several other countries, including certain countries in Europe and Latin America. These approvals have been or will be applied for.

         TSE APPROVAL

         The TSE has accepted notice of the Acquisition and has conditionally approved the listing of the additional 13,250,000 common shares issuable pursuant to the Share Issuance, subject to customary conditions, including shareholder approval.

         OTHER APPROVALS - ISRAEL

         The consummation of the Acquisition is subject to the receipt of approvals from the Office of the Chief Scientist of the State of Israel, the Investment Centre of the State of Israel and the Israeli Restrictive Trade Practices Controller. These approvals have been applied for.

AGREEMENTS RELATING TO THE ACQUISITION

         THE ASSET PURCHASE AGREEMENT

         THE ASSET PURCHASE AGREEMENT, WHICH PROVIDES THE TERMS ON WHICH THE ACQUISITION, INCLUDING THE SHARE ISSUANCE, WILL BE COMPLETED, IS ATTACHED AS SCHEDULE "B" TO THIS CIRCULAR. THE FOLLOWING GENERAL DESCRIPTION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE ASSET PURCHASE AGREEMENT.

         GENERAL

         The proposed Acquisition provides for the purchase by Creo from the Sellers of all of the assets of the Sellers' digital prepress and print-on-demand businesses, other than certain excluded assets. The assets include: shares of various Scitex subsidiaries, including Iris Graphics, Inc.; intellectual property (including patents, trademarks and know-how) primarily used in the Scitex Business; a license to use the "Scitex" name and logo in the Scitex Business; inventory and other current assets; real property; receivables; third party software; and cash and cash equivalents in an amount sufficient to bring the book value of the net tangible assets of the Scitex Business included in the balance sheet of the Scitex Business at December 31, 1999 (the "December Balance Sheet") to $221 million (collectively, the "Included Assets"). Substantially all of the liabilities of the Scitex Business will be assumed by Creo.

         Creo will issue to Scitex, as consideration for the Scitex Business, 13,250,000 Creo common shares, being approximately 26.1% of the outstanding shares of Creo at the Closing on a fully diluted basis after giving effect to the Share Issuance. The closing of the Acquisition will take place on the first day of the month following the month in which all closing conditions, including shareholder and regulatory approvals, are satisfied or waived (the "Closing").

         REPRESENTATIONS, WARRANTIES AND INDEMNITIES OF SCITEX

         In addition to representations and warranties customary in transactions of the kind contemplated by the Asset Purchase Agreement, the Sellers have represented and warranted to Creo that to their best knowledge the December Balance Sheet will fairly reflect the assets and liabilities of the Scitex Business at December 31, 1999, and that the December Balance Sheet and the statement of operations and cash flows of the Scitex Business for the year ended December 31, 1999 (the "December Financial Statements") will fairly reflect the financial condition of the Scitex Business at December 31, 1999 and the results of its operations and cash flows for the year then ended in accordance with U.S. generally accepted accounting principles, consistently applied. The representations and warranties relating to the December Balance Sheet and December Financial Statements will survive until December 31, 2000. The Sellers have also represented and warranted that the assets of the Scitex Business to be acquired in the Acquisition will be all of the assets used in or necessary to enable Creo to conduct the Scitex Business after Closing in all material respects as it has been and is currently being conducted. This representation and warranty has no expiration date. All other representations and warranties expire at Closing.

         The Sellers have jointly and severally agreed to indemnify Creo against any losses resulting from any breach of the representations and warranties regarding the December Balance Sheet and the December Financial Statements and the Included Assets. In addition, they have jointly and severally agreed to indemnify Creo in respect of any and all liabilities in respect of income taxes related to or arising out of the Scitex Business or the Included Assets for any taxable period ending on or before December 31, 1999 or by any entity being sold to Creo as part of the Scitex Business with respect to any such period, in excess of the accruals or reserves for income taxes provided for in the December Balance Sheet.

         COVENANTS

         OPERATION OF THE SCITEX BUSINESS

         Pending Closing, Scitex is required to operate the Scitex Business, to the extent possible, as a separate entity for the benefit of Creo and in the usual, regular and ordinary course, and is to use its reasonable best efforts to preserve intact the Scitex Business as conducted at December 31, 1999. Profits and losses of the Scitex Business from January 1, 2000 to Closing will be for the account of Creo. Within 45 days of the Closing, Scitex must deliver audited financial statements of the Scitex Business for the period from January 1, 2000 to the Closing ("Closing Financial Statements"). Scitex will pay Creo the amount of any net income of the Scitex Business shown on the Closing Financial Statements and if there is a net loss Creo will reimburse Scitex, subject to adjustment to the extent of any increase or decrease in net non-cash tangible assets of the Scitex Business from January 1, 2000 to the Closing.

         NON-COMPETITION

         Scitex has agreed that until the later of five years from the Closing and the date on which Scitex owns less than 15% of the outstanding Creo common shares, it will not and it will cause any subsidiary in which it holds 50% or more of the voting shares or of which it has the right to nominate a majority of the board of directors, not to compete directly or indirectly with Creo in the Scitex Business. Notwithstanding the foregoing, Scitex is permitted to acquire up to 49% of the outstanding shares of any company that competes with the Scitex Business, but neither Scitex nor any Scitex subsidiary may have more than one director of such company or any involvement in its business other than such stock ownership and board representation. Scitex has also covenanted to indemnify Creo in respect of any material damages it may suffer if Aprion Digital Ltd. ("Aprion"), a joint venture company in which Scitex holds a minority interest, commits a breach of a non-competition covenant with Scitex pursuant to an Asset Purchase and Licensing Agreement between them. The indemnity will expire on the earlier of
(i) the expiry of the license granted to Aprion pursuant to the Asset Purchase and Licensing Agreement between Scitex and Aprion; (ii) Scitex beneficially owning less than 15% of the outstanding Creo common shares; and
(iii) February 23, 2002, but if Scitex acquires control of Aprion, Aprion will be subject to the general non-competition covenant described above. Creo and Scitex have also agreed that, subject to certain exceptions, they will not solicit the employees of the other for a period of two years from the Closing.

         INTELLECTUAL PROPERTY AGREEMENTS

         Under the Asset Purchase Agreement, Creo will acquire all of the intellectual property primarily used in the Scitex Business ("Business IP"). Effective as of the Closing, Creo will grant the Sellers and their respective subsidiaries, other than Karat Digital Press GmbH, Aprion Digital Ltd. and Vio Worldwide Limited, U.K, non-exclusive, non-assignable, royalty-free, non-sublicensable (except for specified limited purposes) perpetual licenses of certain specified patents and patent applications included in the Business IP, and of certain know-how, technology and technical information related to the Scitex Business that is possessed by employees of the Sellers but does not exist in any tangible form or medium. These licenses, which principally include technologies related to colour management and screening, will permit the Sellers to use the covered intellectual property in their respective current fields of business, but not in connection with the Scitex Business. These licenses will permit Scitex to use the covered intellectual property only for purposes unrelated to prepress. A comparable license, similarly restricted, will be granted in respect of certain other specified non-patented intellectual property.

         In addition, Creo will grant the Sellers and their respective subsidiaries, other than those identified above, for a royalty representing fair market value, a perpetual and, (except for specified limited purposes) non-exclusive, non-assignable, non-sublicensable license to use all of the other Business IP (other than trademark rights). This license will permit the Sellers to use the covered intellectual property in their respective current fields of business, but not in connection with the Scitex Business.

         Also effective as of the Closing, Creo will grant to Aprion and Karat Digital Press GmbH and certain related entities, certain royalty-free, non-exclusive, non-assignable and non-sublicensable (except for specified limited purposes) licenses under the patents and patent applications included in Business IP and issued or filed as of December 31, 1999, and of related know-how and certain other rights to be scheduled at Closing, but solely to the extent necessary to enable these licensees to develop, manufacture, assemble, integrate, market, distribute, service and support four page digital offset printing presses. Creo will also grant these parties a similar license, for a royalty representing fair market value, of other Business IP, but subject to the same use limitation.

         Creo and Scitex will also enter into a Trademark and Tradename License Agreement pursuant to which, effective as of the Closing, Creo will have the exclusive (subject to an existing license to Aprion), worldwide, perpetual, royalty-free, non-assignable and non-sublicensable (except in certain circumstances) right to use the "Scitex" trademark, service mark, tradename and logo in connection with Creo's digital prepress business and print-on-demand business.

         EMPLOYMENT MATTERS

         The Sellers will assign and Creo will assume as of the Closing, continuation of employment to all employees of the Scitex Business, including any employee on disability (long-term or short-term) or authorized temporary leave as at the Closing. Creo has also agreed that for 18 months from Closing it will provide compensation and benefits to those employees of the Scitex Business who become employees of Creo or its subsidiaries, that are no less favourable in the aggregate than the compensation and benefits currently provided by Scitex. Creo is not obligated to retain any employees of the Scitex Business who become employed by Creo for any particular period of time. Scitex has agreed that it will cancel 50% of the outstanding unvested Scitex stock options held by employees of the Scitex Business who move over to Creo as of the Closing. In consideration of the cancellation, Creo will issue a replacement stock option with an exercise price equal to the fair market value of Creo common shares on the date of grant of the replacement option, to purchase a number of Creo common shares so that the Black Scholes value of the replacement option equals the product of (i) the number of Scitex shares subject to the cancelled option and (ii) the excess of the fair market value of a Scitex share as of the date of the Asset Purchase Agreement over the exercise price of the unvested Scitex options. The replacement stock options to be issued by Creo will have a term of 5 years and be subject to the same vesting conditions as are attached to the unvested Scitex options.

         BOARD REPRESENTATION

         Creo has agreed that concurrently with the Closing it will appoint two representatives of Scitex to Creo's Board of Directors, one of whom will be appointed Co-Chair of the Board. In addition, one of these representatives will be appointed to each significant committee of the Board. The initial representatives of Scitex on the Board will be Rimon Ben-Shaoul and Yoav Z. Chelouche, who are respectively the Chair of the Board of Directors and the Chief Executive Officer of Scitex. Creo has further agreed that for as long as Scitex owns 15% or more of Creo's outstanding common shares it will cause two designees of Scitex to be included in the slate of nominees proposed by Creo's management for election to the Board of Directors of Creo and use its best efforts to obtain the election of those designees, and to cause one of them to be appointed to the Compensation, Nominating and Corporate Governance Committee and each other significant committee of Creo's Board, and one of them to be appointed Co-Chair of Creo. If Scitex owns less than 15% but 7.5% or more of the outstanding Creo common shares, it will only be entitled to one nominee for election to Creo's Board. If the size of Creo's Board is increased to greater than nine directors, the number of Scitex designees would be increased proportionately. Scitex's entitlement to representation on Creo's Board and significant committees will cease on it holding fewer than 7.5% of the outstanding Creo common shares.

         UNDERTAKING TO THE OFFICE OF THE CHIEF SCIENTIST (ISRAEL)

         Creo has agreed to undertake directly to the Office of the Chief Scientist of the Israeli Ministry of Trade & Industry that it will observe all of the requirements of the Israel Encouragement of Research and Development in Industry Law and, in particular, the restrictions on transfer of technology and production rights with respect to all intellectual property acquired by Creo under the transaction, that has been funded by the Office of the Chief Scientist. For further information concerning these matters, see "Information Relating to the Scitex Business - Research and Development".

         STANDSTILL AGREEMENT

         On Closing, Scitex will enter into a Standstill Agreement with Creo for a term of five years (the "Standstill Period").

         The Standstill Agreement will provide that during the Standstill Period, Scitex will not vote against the election of Creo's nominees for election as directors, and that if it votes on an election of directors it will do so in the same way in respect of all nominees proposed by the Creo Board of Directors for election. Scitex will also agree that during the Standstill Period it will vote its shares, at its election, either as recommended by a majority of Creo's Board or in the same proportion as Creo's other shareholders vote, on any proposal for the adoption or modification of take-over defences. For a period of three years from Closing, Scitex will similarly vote its shares on any proposal for a sale of Creo, including a sale of substantially all of its assets or a merger, consolidation or amalgamation in which it is not the survivor, provided that the transaction has been approved by at least 51% of Creo's shareholders (or, if less, 75% of those unaffiliated with Scitex) and that Scitex receives a total profit in respect of the shares issued to it at Closing, calculated in accordance with the Standstill Agreement.

         Scitex's ownership of Creo common shares is limited by the Standstill Agreement to the greater of 15 million shares and 26.1% of Creo's outstanding common shares on a fully diluted basis. To the extent that the number of outstanding common shares increases, Scitex may purchase additional shares to maintain its percentage ownership at 26.1%.

         Scitex sales of Creo common shares are limited, during the term of the Standstill Agreement, to the following circumstances: (i) at any time with the consent of a majority of the non-Scitex directors of Creo; (ii) during the first six months after the Closing, only to an affiliate which agrees to be bound by the Standstill Agreement; (iii) during the second six months after the Closing, to an affiliate which agrees to be bound by the Standstill Agreement or up to an aggregate of 10% of its shares in compliance with the provisions set out in (iv); and (iv) during years two to five following the Closing: (a) pursuant to a registered underwritten offering in which no transfer representing more than 2% of the outstanding shares is made to any person or group; (b) pursuant to Rule 144 under the Securities Act;
(c) to an affiliate which agrees to be bound by the Standstill Agreement;
(d) pursuant to a tender offer for all outstanding Creo common shares by a third party that is not rejected by Creo's Board of Directors; (e) up to 4.9% of the outstanding Creo common shares to any investor in a private sale provided that the investor does not as a result hold, either alone or as part of a group, more than 5% of the outstanding Creo common shares; or (f) to shareholders of Scitex by way of a dividend, provided that as a result, no shareholder holds more than 17% of the outstanding Creo common shares, unless the shareholder agrees to be bound by the Standstill Agreement to the extent that it is still in force.

         During the term of the Standstill Agreement, neither Scitex nor any of its majority or wholly-owned subsidiaries may (i) seek to exercise controlling influence over Creo (otherwise than through its representation on Creo's Board of Directors or through exercising its voting rights in a manner consistent with the Standstill Agreement); (ii) present any proposal to Creo or a third party that would result in a change of control of Creo or increase Scitex's then percentage ownership, including a merger, recapitalization, sale of substantially all of the assets or other business combination, or a tender offer for Creo securities; (iii) encourage or assist any other person to make such a proposal; (iv) publicly announce its interest in engaging or having some other person engage in any such proposal; (v) solicit or participate in a proxy solicitation in opposition to a recommendation of Creo's Board; (vi) form or become part of a group for the purpose of acquiring, holding, voting or disposing of Creo securities; (vii) make a shareholder proposal to Creo's shareholders or seek to elect any person to Creo's Board, except consistently with the Standstill Agreement; or (viii) engage in any other conduct, whether alone or in concert with others, designed to effect a change in control of Creo or to circumvent any of the preceding restrictions.

         REGISTRATION RIGHTS AGREEMENT

         On Closing, Creo and Scitex will enter into a Registration Rights Agreement which provides that, commencing on the first anniversary of the Closing and continuing until the fifth anniversary of the Closing, subject to certain conditions and limitations, Scitex will have the right to demand that Creo (i) register Scitex's common shares for sale, provided that Creo shall only be obligated to register Scitex's common shares on two occasions and no more than once during any 12 month period; and (ii) include Scitex's common shares in any registration statement pursuant to which Creo proposes to register common shares, whether or not for sale for its own account.

         SUPPLY AND SERVICES AGREEMENT

         On Closing, Creo and Scitex will enter into a Supply and Services Agreement pursuant to which Creo will provide a variety of services to Scitex and its subsidiaries and affiliates. These services include facilities, administrative, accounting, management information systems and supply and distribution services. The services will be charged for by Creo on various bases, depending upon the nature of the service involved, and for varying periods of time.

                   INFORMATION RELATING TO THE SCITEX BUSINESS

         THE INFORMATION CONCERNING SCITEX AND THE SCITEX BUSINESS CONTAINED IN THIS CIRCULAR HAS BEEN TAKEN FROM INFORMATION PROVIDED BY SCITEX OR IS BASED UPON PUBLICLY AVAILABLE DOCUMENTS AND RECORDS ON FILE WITH THE SECURITIES AND EXCHANGE COMMISSION IN THE UNITED STATES AND OTHER PUBLIC SOURCES. ALTHOUGH CREO HAS NO KNOWLEDGE THAT WOULD INDICATE THAT ANY STATEMENTS CONTAINED HEREIN CONCERNING SCITEX AND THE SCITEX BUSINESS ARE UNTRUE OR INCOMPLETE, THE MANAGEMENT OF CREO ASSUMES NO RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF THIS INFORMATION, OR FOR ANY FAILURE BY SCITEX TO DISCLOSE FACTS THAT MAY AFFECT ITS SIGNIFICANCE OR ACCURACY, BUT WHICH ARE UNKNOWN TO CREO.

BUSINESS

         GENERAL

         Scitex and its subsidiaries design, develop, manufacture, market and support digital graphics communications products. The operations of Scitex principally comprise two related businesses, digital prepress and digital printing, operating within a single industry. Under the Asset Purchase Agreement, Creo will, on Closing, acquire substantially all of the assets and assume substantially all of the liabilities of Scitex's prepress business only, consisting of the Input Systems Division, the Output Systems Division, Iris Graphics, Inc. ("Iris Graphics"), the Print-on-Demand Systems Division and the Scitex marketing, sales and customer support companies related to these businesses. Creo will not acquire any interest in Scitex Digital Printing, Inc., Scitex Wide Format Printing, Inc., Karat Digital Press B.V., Vio Worldwide Limited, Aprion Digital Ltd., Scidel Technologies Ltd., RT image Ltd., Accom Inc., Blaze Technologies B.V., P. Point Company (1995) Ltd., Pitango Multimedia Inc., the Sellers' Digital Graphics Network Group or the Sellers' Internet businesses.

         During the years ended December 31, 1999, 1998 and 1997, the revenues generated by the Scitex Business were $491,521,000, $454,147,000 and $473,585,000 respectively. Revenues from product sales amounted to $336,883,000 in 1999, $303,274,000 in 1998 and $322,190,000 in 1997. Service
revenues were $104,784,000 in 1999, $103,716,000 in 1998 and $103,173,000 in
1997. The remaining revenues were generated through the sale of supplies. For further financial information regarding the Scitex Business, see the Combined Financial Statements of the Scitex Business included in Schedule "C" to this Circular.

         No end-user customer or distributor of the Scitex Business accounted for more than 10% of net revenues in any of the years 1999, 1998 or 1997.

         INPUT SYSTEMS DIVISION

         The Input Systems division of the Scitex Business develops, manufactures and markets image capture solutions, such as scanners and digital cameras, as well as colour management applications. Scitex scanners include a series of flatbed colour scanners of continuous-tone images and line art in reflective and transparent forms and in various sizes. The EVERSMART-TM- line of large format, tabletop scanners includes technology that provides a uniformly high resolution over the entire scanner format.

         The Input Systems division products also include the LEAF-TM- line of digital cameras that capture images electronically without using film or chemicals, and are efficient, high-quality replacements for conventional photography, especially for catalog applications. The high-resolution, digital images are transferred to the hard disk of the computer and displayed in full colour on the monitor.

         OUTPUT SYSTEMS DIVISION

         The Output Systems division of the Scitex Business develops, manufactures and markets the DOLEV-TM- line of imagesetters. It also offers computer-to-plate (CTP) technology in the form of the LOTEM-TM- line of thermal platesetters, designed for high quality CTP colour production, with an imaging format of eight pages up; and the BRISQUE-TM- family of digital front ends (DFEs), a workflow automation solution for output devices such as imagesetters, platesetters and proofers.

         The Output Systems division's products also include systems for data management based on client-server architecture that provide automation tools for fast access to any data element and better control of data in process and data archiving.

         IRIS GRAPHICS

         Iris Graphics, based in Bedford, Massachusetts, is a leading developer and manufacturer of high quality colour digital inkjet printers and proofing systems. The IRIS-TM- direct digital colour printers are high quality, continuous flow, colour inkjet devices, available in a variety of formats to suit several applications.

         PRINT-ON-DEMAND SYSTEMS DIVISION

         The Print-on-Demand Systems division of the Scitex Business develops, assembles and markets digital colour servers for colour-on-demand and variable information printing systems. Scitex is co-operating with Xerox Corporation worldwide to supply Scitex digital colour servers for the Xerox-Registered Trademark- DocuColor-TM- copier/printers. These servers offer a complete solution for variable printing, including advanced personalization and customization. The division's products are also used in driving high-speed, variable-information printing engines developed by Scitex Digital Printing, Inc. Effective from the Closing, Creo will enter into an agreement with Scitex Digital Printing, Inc. providing for the continuing supply of these products.

         MARKETING AND SALES

         Under the Asset Purchase Agreement, Creo will, on Closing, acquire the shares or the assets and liabilities of the following Scitex entities, responsible for marketing, sales and customer support of digital prepress products in their stated geographical areas:

- SCITEX AMERICA CORP ("SCITEX AMERICA") - NORTH AND SOUTH AMERICA. Scitex America, based in Bedford, Massachusetts, has a network of regional offices and other facilities throughout the United States and Canada, and uses both direct sales channels and selected dealers and distributors. It sells to Latin America through dealers and distributors, and has approximately 540 employees.

- SCITEX EUROPE S.A. ("SCITEX EUROPE") - EUROPE. Scitex Europe, with headquarters in Waterloo (near Brussels), Belgium, has a network of regional sales offices and other facilities, and uses both direct sales channels and selected dealers and distributors. Together with employees of Scitex Europe's regional subsidiaries and affiliates in, among other countries, the United Kingdom, France, Italy and Scandinavia, Scitex Europe employs approximately 510 people.

- NIHON SCITEX LTD. ("NIHON SCITEX") - JAPAN. Nihon Scitex is a 50:50 joint venture with Toyo Ink Mfg. Co. Ltd. ("Toyo") based in Tokyo, Japan. It operates several regional sales offices and customer support centers, and has approximately 170 employees (including a number of Toyo employees assigned to Nihon Scitex). Creo will acquire Scitex's 50% interest in Nihon Scitex.

- SCITEX ASIA PACIFIC (H.K.) LTD. ("SCITEX ASIA PACIFIC") - ASIA AND PACIFIC RIM (EXCEPT FOR JAPAN). Scitex Asia Pacific is headquartered in Hong Kong, and has a number of regional offices and branches, including a subsidiary in Shanghai, China. It employs approximately 80 people.

- SCITEX MIDDLE EAST/AFRICA ("SCITEX MIDDLE EAST/AFRICA") - Scitex Middle East/Africa is a division of Scitex Corporation Ltd. with approximately 35 employees.

         The sales and marketing strategy of the Scitex Business in the digital prepress market combines direct distribution outlets (primarily in North America, Western Europe and Japan), with other selective distribution strategies, such as dealers, distributors and value added resellers (VARs). During 1999, 46% of Scitex America's sales and 48% of Scitex Europe's sales were made through these indirect channels (compared to 55% and 62%, respectively, in 1998 and 45% and 65%, respectively, in 1997). By the end of 1999, the indirect channels of the Scitex Business included over 100 dealers and distributors, and over 50 resellers, world-wide.

         Smaller stand-alone devices, such as the scanners, digital cameras, proofers and small-format imagesetters, are generally sold through indirect distribution channels. Direct distribution outlets are generally used for the larger integrated systems, such as the large-format imagesetters, the CTP systems and related workflow and data management solutions.

         CUSTOMER SUPPORT

         The Scitex Business has full-time support centers in its major geographic markets offering rapid deployment of service engineers, telephone support and, for certain products, electronic on-line information services. The customer support operations engage over 700 employees, comprising engineers, technical and application specialists as well as logistics and management personnel. The employees are based in several dozen locations, in Israel, North America, Europe, Japan and the Pacific. In certain areas, services are provided through distributors and agents, who provide technical and applications support through locally trained engineers.

         Sales support includes site preparation and inspection, equipment installation and basic training in equipment operation and preventive maintenance. Assistance to customers in achieving full utilization of the equipment is also provided through regular updates to software, classes for operators, advanced application training and management seminars.

         Following completion of installation, an equipment warranty for an agreed period is generally provided. After the warranty period, service contracts providing for equipment and software maintenance are offered at a fixed quarterly charge for each product. While the majority of systems that are beyond their warranty period are covered by service contracts, in recent years a significant proportion of customers have preferred to pay for service on a time and materials basis.

         RESEARCH AND DEVELOPMENT

         The Scitex Business employs approximately 360 people in developing new products and technologies, enhancing the quality and performance relative to price of its existing products, reducing manufacturing costs and upgrading and expanding its product line through the development of additional features and improved functionality. Most of this engineering, research and development activity is carried on in Israel and, in the United States, principally through Iris Graphics.

         The Scitex Business has in the past taken advantage of royalty-bearing grants in the form of participations in industrial research provided by the Government of Israel. Under the terms of the Israeli Government participations, a royalty is payable on the proceeds of sales of products resulting from funded projects, up to the amount of the grants received. The royalties payable in respect of projects approved prior to 1995 are generally 2% of the amount of such sales. However, on projects approved subsequently, the royalties generally payable are 3% for the first three years of product sales, 4% for the next three years and 5% thereafter up to the amount of the grant received (such rates being increased by 1% in respect of certain special projects). At December 31, 1999, the maximum contingent royalty payable was approximately $30.5 million.

         Creo expects that Israeli Government participation will decline as a percentage of total research and development expenditure, due to an increasing proportion of such expenditure being incurred in operations outside Israel (and therefore ineligible to receive such funding) and to continuing changes in Israeli Government policy regarding such funding.

         MANUFACTURING

         The Scitex Business has manufacturing facilities in Israel and the United States, and also uses subcontractors in connection with certain types of work and activities in both countries. Most of the parts, components and commodities used by the Scitex Business in product manufacture and assembly are available from several sources, although a substantial number of items are currently purchased from single suppliers. In some cases, there is only one source of supply for a component or commodity used by them. Certain major components and commodities used in the products of the Scitex Business are generally purchased under annually renewable supply agreements with principal suppliers.

         PATENTS AND TRADEMARKS

         Scitex owns, licenses or otherwise has rights in over 600 issued patents (primarily in the United States) and has over 470 patent applications pending in the United States and elsewhere, relating to the Scitex Business. In addition, the Scitex Business claims proprietary rights in various technology and trade secrets relating to its products and operations.

         Scitex also holds a number of trademarks and service marks in the United States and elsewhere.

         EMPLOYEE AND LABOUR RELATIONS

         The Scitex Business currently has a total worldwide workforce of approximately 2,370 employees. The workforce in Israel numbers approximately 1,000 employees (including approximately 180 positions filled by part-time and temporary employees). There are 645 employees in the United States (including approximately 40 temporary employees) and 725 employees in Europe and elsewhere. Scitex considers its relations with the employees of the Scitex Business to be good and has never experienced a strike or work stoppage.

         Other than certain employees in the German and Belgian operations of the Scitex Business, the employees are not represented by labour unions. Certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and Israel's Coordination Bureau of Economic Organizations (including the Manufacturers' Association) are applicable to employees in Israel by order of the Israel Ministry of Labor and Welfare.


                                   CREO/SCITEX

BUSINESS

         The management of Creo believes that the combination of Creo's existing prepress business with Scitex's prepress and print-on-demand businesses will significantly enhance Creo's long-term development, and strengthen its position as a leading provider of advanced digital prepress solutions for the graphic arts industry. Creo believes that the Acquisition will unlock significant synergies, and provide it with a wide portfolio of leading products and technologies and the best value delivery system and technical support capabilities currently available in the prepress market.

         The combined operation will be a division of Creo ("Creo/Scitex") operating in the digital prepress market, providing both the current Creo and Scitex Business product lines, including computer-to-plate and computer-to-film devices, digital front-end and variable information workflow solutions, inkjet and digital halftone proofing solutions, professional scanners, digital photography devices, and imaging heads for digital offset press applications. The combined operations will include substantially all prepress operations, products and services of both Creo and the Scitex Business and will continue to support all existing products for the foreseeable future.

         EXPECTED IMPACT OF THE ACQUISITION

         Creo expects that the strategic and operational compatibility of its business and the Scitex Business will result in the following principal benefits:

         (a) the realization of significant synergies, including cost and capital savings, and the creation of a broader platform for Creo's further growth;

         (b) significant benefits to customers from the combination of product and service offerings, the expansion of these offerings into new markets and improved efficiencies; and

         (c) a significant enhancement of the business prospects for printCafe.com, Creo's recently announced e-commerce initiative with, among others, Prograph, Inc.

         Creo believes that the combination of its business and the Scitex Business will make possible the achievement of significant synergies in the areas of research and development, manufacturing, administration, sales and servicing. It is also expected to result in substantial enhancements to Creo's revenues and profits.

         There is considerable overlap in the research and development efforts currently being undertaken by Scitex and Creo. The management of Creo believes that these efforts can be rationalized, resulting not only in significant cost savings, but also in expanded technical resources and accelerated development of new features, technologies and products and functions for existing products. It is expected that this enhanced development will result in broader customer choice and satisfaction, and an enhanced presence in the marketplace.

         It is also expected that manufacturing efficiencies and cost-reductions can be achieved through an increased scale of manufacturing operations in the combined entity and that significant cost savings can be achieved through a rationalization and standardization of general and administrative services across the combined operation. Creo's management believes that similar synergies can be achieved in sales and customer service management and infrastructure.

         Job losses are expected to be minimal, and the costs associated with them are not expected to be significant. It is also expected that there will be a reduced growth rate in the number of employees of the combined operation, compared to the anticipated growth rate for the companies operating independently.

         The combined effect of the achievement of these synergies is expected to strengthen Creo's ability to compete effectively in its core businesses and to develop new businesses, thus providing a broader platform for growth in Creo's revenue and earnings.

         The management of Creo believes that the Acquisition will create significant benefits for customers of Creo and the Scitex Business in the form of a broader product portfolio and improved customer support. Because there is limited overlap in the existing product portfolios of the two companies, the combined operation will provide customers with a single source for the broadest range of prepress solutions available in the graphic arts industry, thus offering them greater flexibility in tailoring solutions to best fit their business needs.

         Creo has recently announced its participation with, among others, Prograph Inc. in printCafe.com, an eCommerce company that is believed to be the only company in graphic arts to offer integration of eCommerce applications with print production and planning. The combination of the Scitex Business' installed base of 16,000 customers, and Creo's installed base of approximately 1,600 customers is expected to provide a readily accessible market for printCafe's service offering.

HEAD OFFICE

         Creo will manage the global operations of Creo/Scitex from its existing corporate headquarters in Burnaby, British Columbia, and from distribution and support centers located in the United States, Europe, Japan, Hong Kong, Israel and Africa. Three research and development sites will operate in Burnaby, British Columbia, Bedford, Massachusetts and Herzlia, Israel, in addition to the manufacturing and research and development facilities of Heidelberg Druckmaschinen A.G. ("Heidelberg") in Kiel, Germany, in connection with Creo's joint venture with Heidelberg.

BOARD OF DIRECTORS

         Following Closing and subject to the approval by shareholders of the amendment to Creo's Articles of Incorporation described elsewhere in this Circular, the Board of Directors of Creo will consist of nine directors, the seven directors to be elected at the Meeting and two nominees of Scitex to be appointed upon Closing. Initially, the two nominees representing Scitex will be Yoav Z. Chelouche and Rimon Ben-Shaoul.

         Yoav Z. Chelouche, a resident of Israel, has been President and Chief Executive Officer of Scitex since November 1995, having previously held the office of Executive Vice President - Marketing and Business Development from December 1993. Prior to then, Mr. Chelouche had served as Corporate Vice President - Marketing from 1983, such position being expanded in 1986 to include Business Development. He joined Scitex in 1979 as Vice President for Finance and Administration at Scitex Europe and from 1982 to 1983 held the position of Corporate Marketing Manager. He holds a bachelors degree in economics and statistics from Tel Aviv University and a masters degree in business administration from INSEAD, Fontainebleau, France.

         Rimon Ben-Shaoul, a resident of Herzlia, Israel, is currently Chairman of the board of directors of Scitex, having previously served as Vice Chairman since May 1999. Since 1997 he has served as Chairman of Clal Electronics Industries and President and Chief Executive Officer of Clal Industries and Investments Ltd. Mr. Ben-Shaoul serves on the board of directors of various subsidiaries of Clal Industries and Investments. Since 1997, he has been a member of the board of directors of Clal (Israel) Ltd. From 1985 to 1997, he held the position of President and Chief Executive Officer of Clal Insurance Company Ltd., was a member of its board of directors, and chairman or member of the board of directors of various subsidiaries of Clal Insurance Company Ltd. Mr. Ben-Shaoul holds a B.A. in Economics and M.B.A. from Tel Aviv University.

SENIOR MANAGEMENT

         On Closing, it is expected that the senior management of Creo will include the following persons:

NAME             PROPOSED POSITION           CURRENT POSITION             LOCATION
----             -----------------           ----------------             --------
Amos Michelson   Chief Executive Officer     Chief Executive Officer      Vancouver, Canada

Dan Gelbart      President                   President                    Vancouver, Canada

Mark Dance       President, Prepress         Chief Operating Officer      Vancouver, Canada

Erez Melzer      Chief Operating Officer     Corporate Vice-President,    Herzlia, Israel
                                             Global Operations, Scitex

Tom Kordyback    Chief Financial Officer     Chief Financial Officer      Vancouver, Canada

Eyal Desheh      Executive Vice President,   Corporate Vice-President     Herzlia, Israel
                 Finance                     and Chief Financial
                                             Officer, Scitex


STEERING COMMITTEE

         Creo and Scitex have formed a Steering Committee to assist in the integration of the Scitex Business and Creo's business and to co-ordinate the planning for the operations of the Scitex Business following Closing.

EMPLOYEES

         Creo expects that between 2,400 and 2,500 people currently employed in the Scitex Business will become employees of Creo on Closing, resulting in a total employee complement of approximately 4,100. Of these employees, approximately 1,150 will be engaged in customer support, 560 in sales and marketing, 820 in research and development, 1,100 in manufacturing and related operations and 475 in finance and administration. Approximately 2,300 employees will be located in North America, 630 in Europe, 1,000 in Israel and the remainder in the Asia Pacific region, the Middle East (other than Israel) and Africa.

RISKS ASSOCIATED WITH THE ACQUISITION

         The Acquisition, and Creo's business and operating results following the Acquisition, are subject to a number of risks and uncertainties, including the following:

         REGULATORY RISK. Completion of the Acquisition requires regulatory consents and approvals from government agencies and authorities in several countries. These approvals include consents under anti-trust or comparable competition laws in the United States and several other countries, and consents from the Office of the Chief Scientist and other agencies in Israel. There can be no assurance that the required consents will be obtained, or that no conditions will be imposed that are unduly onerous or that will otherwise make it undesirable or disadvantageous for Creo to complete the Acquisition on the terms that have been agreed to.

         IMPACT ON CREO'S JOINT VENTURE WITH HEIDELBERG. Creo's operating and financial performance depends substantially on its joint venture with Heidelberg. Creo's share of joint venture revenues accounted for 32.3% of its total revenue for the fiscal year ended September 30, 1999. The Acquisition may make it necessary for Creo and Heidelberg to renegotiate certain aspects of the joint venture agreement, and there is no assurance that such a renegotiation will be successful. If it is not, the effect on Creo's business, results of operations and financial condition could be material and adverse.

         POLITICAL AND MILITARY RISK. Upon completion of the Acquisition, Creo will have significant research and development, engineering and manufacturing operations, and some administrative operations located in Israel, and will therefore be affected by economic, political and military conditions in Israel. In addition, the Scitex Business is heavily dependent upon components imported into Israel, primarily from the United States, and all but a small percentage of its sales are made outside Israel. Accordingly, Creo's operations in Israel upon completion of the Acquisition could be adversely affected if major hostilities involving Israel should occur in the Middle East or if trade between Israel and its present trading partners were to be curtailed or interrupted. In addition, a large number of the Israeli male employees of the Scitex Business, including some officers, are obligated to perform annual reserve duty in the Israel Defense Forces. An emergency involving the mobilization of military forces in Israel could require a substantial increase in the time such personnel are required to devote to active military service, which could result in the disruption of Creo's Israeli operations.

         OTHER RISKS. The anticipated benefits of the Acquisition, and the business and operating results of Creo following the Acquisition, are also subject to the following risks and uncertainties:

         - the expected cost-savings and synergies from the Acquisition cannot be fully realized or take significantly longer to realize than expected;

         - revenues from the Scitex Business are lower than expected or customer attrition and business disruption following the Acquisition are greater than expected;

         - the integration of the Scitex Business into Creo's operations is more difficult, time-consuming or expensive than anticipated, or the attrition rate of key employees of the Scitex Business is greater than expected;

         - technological changes or changes in the competitive environment adversely affect the products, market share, revenues or margins of Creo or the Scitex Business; or

         - changes in general economic, financial or business conditions adversely affect Creo or the Scitex Business or the markets in which they operate.


SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

         The selected historical financial data set out below has been extracted from, in the case of Creo, its audited consolidated financial statements previously provided to shareholders, and in the case of the Scitex Business, the audited Combined Financial Statements of the Scitex Business included in Schedule "C" to this Circular. The selected pro forma consolidated financial data has been extracted from the Unaudited Pro Forma Consolidated Financial Statements of Creo included in Schedule "D" to this Circular. Reference should be made to those financial statements for additional information. All dollar amounts are expressed in thousands of U.S. dollars.

                                             CREO                    SCITEX BUSINESS
                                             ----                    ---------------
                                  YEARS ENDED SEPTEMBER 30,      YEARS ENDED DECEMBER 31,
                                 ---------------------------   -----------------------------  PRO FORMA
STATEMENT OF OPERATIONS DATA       1997     1998      1999       1997       1998      1999       1999
                                 -------  --------  --------   -------    --------  --------  ---------
Total Revenue..................  $95,583  $128,848  $178,323   $473,585   $454,147  $491,521   $669,844
Gross profit...................   41,949    57,631    83,858    171,257    184,025   201,355    291,341
Earnings (loss) from
  operations...................    8,287    19,346    29,536     (4,198)    10,146    40,465     45,382


                                                 CREO                      SCITEX BUSINESS
                                          AS AT SEPTEMBER 30,             AS AT DECEMBER 31,
                                          -------------------             ------------------  PRO FORMA
BALANCE SHEET DATA                          1998       1999                 1998      1999       1999
                                          --------  --------              --------  --------  ---------
Cash and cash equivalents..........       $ 16,224  $103,075              $ 17,864  $ 16,784   $115,144
Working capital....................         34,615   123,535               143,317   181,107    264,807
Total assets.......................        102,118   220,155               319,054   346,294    883,219
Total liabilities..................         40,070    60,199               115,270   113,225    196,263
Shareholders' equity...............         62,048   159,956               203,784   233,069    686,956


                          ELECTION OF DIRECTORS

         Creo's Articles of Incorporation provide for a board of directors consisting of not less than three (3) and not more than nine (9) directors. There are currently eight (8) directors. In accordance with Creo's By-Laws, the Board of Directors has determined that seven (7) directors will be elected at the Meeting. Creo's management will propose at the Meeting that the seven nominees identified below be elected directors. Each person elected at the meeting will hold office until the next annual meeting or until that person's successor is elected or appointed, unless they resign or are removed earlier. The CBCA requires that a majority of the directors, and of the members of any committee of the Board of Directors, be resident Canadians.

         THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE ELECTION OF THE NOMINEES OF MANAGEMENT SET OUT BELOW, IN THE ABSENCE OF DIRECTIONS TO THE CONTRARY FROM THE SHAREHOLDERS APPOINTING THEM. MANAGEMENT OF CREO HAS NO REASON TO BELIEVE THAT ANY OF THE NOMINEES NAMED BELOW IS UNABLE OR UNWILLING TO SERVE AS A DIRECTOR. IF ANY SUCH NOMINEE SHOULD BE UNABLE OR UNWILLING TO SERVE AS A DIRECTOR, THE FORM OF PROXY ACCOMPANYING THIS CIRCULAR CONFERS THE RIGHT ON THE PERSONS NAMED IN THE PROXY, IN THEIR DISCRETION, TO VOTE FOR SOME OTHER PERSON OR PERSONS AS DIRECTORS, UNLESS THE PROXY SPECIFIES THAT THE COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

         Creo has agreed with Scitex that if the Acquisition is completed, Creo will appoint two nominees of Scitex to the Board of Directors. As a result, provided that the shareholders approve the amendment to Creo's Articles of Incorporation described elsewhere in this Circular, the Board of Directors will consist of nine (9) directors. See "The Acquisition and the Share Issuance - Agreements Relating to the Acquisition - The Asset Purchase Agreement".

         The following table sets out the names of the seven proposed nominees; their municipalities of residence; their principal occupations during the past five years, including all positions and offices currently held by them with Creo; the date upon which each nominee, if currently a director, first became a director; and the number of common shares beneficially owned, directly or indirectly, by each nominee, or over which the nominee exercises control or direction.

                                                                                     COMMON SHARES
             NAME AND                                                 DIRECTOR     BENEFICIALLY OWNED
   MUNICIPALITY OF RESIDENCE            PRINCIPAL OCCUPATION           SINCE        OR CONTROLLED(1)
   -------------------------            --------------------           -----        ----------------
Raphael H. Amit(2)(3)...........    Chair of Board of Directors        1996              63,000(5)
Vancouver, British Columbia         of Creo; University Professor

Thomas D. Berman(4).............    Executive Director,                1998           2,266,668(6)
Winnetka, Illinois                  Private Markets Group,
                                    Brinson Partners, Inc.
                                    (investment managers)

John Bu(2)(4)...................    Managing Director,                 1997           5,314,336(7)
Short Hills, New Jersey             Goldman, Sachs & Co.
                                    (investment bankers)

Dan Gelbart.....................    President of Creo                  1985(8)        2,332,316(9)
Vancouver, British Columbia

Amos Michelson..................    Chief Executive Officer            1992           1,846,658
Vancouver, British Columbia         of Creo

Kenneth A. Spencer(2)(3)........    Private businessman and            1985(10)       1,542,553(11)
Vancouver, British Columbia         corporate director

Charles E. Young(2).............    President,                         1999           1,104,900(12)
Vancouver, British Columbia         Marin Investments Ltd.
                                    (private investment
                                    company)

----------
(1) The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of Creo, has been furnished by each of the nominees. As used in this table, "beneficial ownership" means sole or shared power to vote or direct the voting of the common shares, or the sole or shared power to dispose, or direct a disposition, of the common shares. A person who has a right to acquire a common share within 60 days of February 17 has "beneficial ownership" of that common share. More than one person may be deemed to have beneficial ownership of the same securities.

(2) Member of the Compensation, Nominating and Corporate Governance Committee. See "Statement on Corporate Governance Practices - Board Committees".

(3) Member of the Audit Committee. See "Statement on Corporate Governance Practices - Board Committees".

(4) Member of the Finance Committee. See "Statement on Corporate Governance Practices - Board Committees".

(5)  Includes options to acquire 20,000 common shares.

(6) Includes 2,000,000 common shares beneficially owned by the Virginia Retirement System, 229,276 common shares beneficially owned by Brinson Venture Capital Fund III L.P. and 37,392 common shares beneficially owned by Brinson MAP Venture Capital Fund III. Brinson Partners, Inc., of which Mr. Berman is an Executive Director, acts as investment advisor to all of the foregoing entities. Brinson Partners, Inc. and Mr. Berman disclaim any beneficial interest in any of these common shares.

(7) Includes common shares held by the following entities affiliated with The Goldman Sachs Group, Inc: GS Capital Partners II, L.P. (3,334,368 shares); GS Capital Partners II Offshore, L.P. (1,325,549 shares); Goldman, Sachs & Co. Verwaltungs GmbH (122,986 shares); Bridge Street Fund 1995, L.P. (281,382 shares); and Stone Street Fund 1995, L.P. (250,051 shares). Mr. Bu disclaims any beneficial interest in any of these common shares.

(8) Mr. Gelbart did not serve as a director during the period February 1997 to February 1998.

(9) Includes 2,192,984 common shares held directly and 139,332 common shares held indirectly.

(10) Mr. Spencer did not serve as a director during the period January 1996 to January 1997.

(11) Includes 439,780 common shares held directly and 1,102,773 common shares held indirectly.

(12) These shares are held by Marin Investments Ltd., of which Mr. Young is the President and a principal shareholder.

         Each of the proposed nominees has been engaged in the principal occupation indicated above for the past five years, except as follows: (i) prior to June 1995 Mr. Michelson was Creo's Vice President, Business Strategy; (ii) prior to June 1995 Mr. Spencer was Creo's Chief Executive Officer; (iii) prior to June 1998 Mr. Berman held the position of Partner in the Private Markets Group, Brinson Partners, Inc.; and (iv) prior to November 1999 Mr. Bu held the position of Vice-President, Principal Investments Area, Goldman, Sachs & Co.

INFORMATION CONCERNING THE COMPENSATION OF DIRECTORS AND OFFICERS

         COMPENSATION OF DIRECTORS

         Creo's directors do not receive any compensation for serving as directors, but are eligible to participate in Creo's 1996 Stock Option Plan. This policy is currently under review by the Compensation, Nominating and Corporate Governance Committee of the Board of Directors. No options were granted to non-employee directors in fiscal 1999. During fiscal 1999, Douglas Richardson, a director and employee of Creo, was awarded options in his capacity as an employee to purchase 5,846 common shares at a price of C$13.75 per share at any time prior to January 4, 2004.

         INDEMNIFICATION OF DIRECTORS AND OFFICERS AND INSURANCE

         Creo's By-laws provide that Creo will indemnify any of its directors, former directors, officers and former officers, and certain other persons, against all costs reasonably incurred by them in any civil, criminal or administrative proceeding to which they are or may be made a party by reason of being or having been a director or officer of Creo. The indemnity covers amounts paid to settle actions or to satisfy judgments, but may only be paid if the person claiming the indemnity has acted honestly and in good faith with a view to Creo's best interests and, in the case of a criminal or civil proceeding, if the person had reasonable grounds for believing that his or her conduct was lawful. Payment of any indemnity in connection with an action brought by or on behalf of Creo requires prior court approval. Creo has also entered into indemnification agreements with each of its directors and officers.

         Creo has purchased insurance for the benefit of its directors and officers against any liability incurred by them as directors and officers, subject to certain limitations contained in the CBCA and in the insurance policy. In fiscal 1999, the policy provided coverage to directors and officers in the aggregate amount of $10,000,000 in any policy year, subject to a deductible of $50,000 per occurrence and $75,000 on an aggregate basis in respect of any loss by Creo. The annual premium under this insurance policy is $39,555 and is paid by Creo.

         EXECUTIVE COMPENSATION

         The following table sets out compensation information for the fiscal years ended September 30, 1999, September 30, 1998 and September 30, 1997 for Creo's Chief Executive Officer and its four other most highly compensated executive officers (the "named executive officers"). The annual compensation presented below excludes perquisites and other personal benefits because these benefits did not exceed 10% of the total annual salary and bonus for any of the named executive officers.

                               SUMMARY COMPENSATION TABLE

                                         ANNUAL COMPENSATION           LONG-TERM COMPENSATION
                                  ----------------------------------   ----------------------
NAME AND                                                OTHER ANNUAL       SECURITIES UNDER
PRINCIPAL POSITION         YEAR    SALARY     BONUS     COMPENSATION      OPTIONS GRANTED(#)
------------------         ----   --------   --------   ------------      ------------------
Amos Michelson..........   1999   $105,382   $371,582     $ 4,610                   -
  Chief Executive          1998     94,435    179,897       4,551                   -
  Officer                  1997     93,782    128,682       4,343                   -

Dan Gelbart.............   1999    105,382    371,582       4,610                   -
  President                1998     94,435    179,897       4,551                   -
                           1997     93,782    128,682       4,343                   -

Kevin Joyce.............   1999    201,618          -       6,000                   -
  Vice President,          1998    145,444          -       7,929                 186
  Sales, Creo Inc.         1997    243,198          -      12,000               7,334

Michael Ball............   1999    124,313          -       4,075              12,806
  Vice President,          1998    115,047          -           -               6,094
  Sales and Support,       1997     85,287          -           -               4,000
  Creo Products, N.V.

Boudewijn Neijens.......   1999     94,173          -       6,434              14,116
  General Manager,         1998     82,414          -       7,254               8,186
  Creo Products, N.V.      1997     86,301          -       7,377              13,000


         1996 STOCK OPTION PLAN

         Creo's 1996 Stock Option Plan provides for the grant of incentive stock options to employees and nonstatutory stock options to employees and consultants. The purposes of the Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees and consultants and to promote the success of Creo's business.

         The Plan is administered by Creo's Board of Directors, which acts on the recommendation of its Compensation, Nominating and Corporate Governance Committee (the "Compensation Committee"). Options may be awarded both as a form of compensation and as an incentive. The Board determines the terms of options granted under the Plan, including the number of common shares that may be purchased and the exercise price. The exercise price of incentive stock options must be at least 100% of the fair market value of the common shares on the date of grant. The exercise price of nonstatutory stock options granted under the Plan is determined by the Board. Payment of the exercise price may be made in cash or other forms of consideration approved by the Board, which is also authorized to establish vesting schedules. The term of options may not exceed ten years. Creo's practice to date has been to grant options with five-year terms.

         Options granted under the plan are generally fully vested at the time of grant, but 204,956 of the 4,206,526 options outstanding at September 30, 1999 vest on various dates between January 4, 2000 and January 4, 2001. The outstanding options are exercisable at prices between C$3.75 and C$17.50 per share and expire on various dates between August 31, 2000 and January 4, 2004. As at September 30, 1999, 3,446,962 options remained available for future grant under the Plan.

                        OPTION GRANTS IN 1999 FISCAL YEAR

         The only named executive officers who were granted options during fiscal 1999 were Michael Ball and Boudewijn Neijens, as follows:

                                                                          MARKET VALUE OF
                                          % OF TOTAL                       COMMON SHARES
                        SECURITIES     OPTIONS GRANTED                       UNDERLYING
                      UNDER OPTIONS    TO EMPLOYEES IN   EXERCISE PRICE    OPTIONS AT THE      EXPIRATION
      NAME            GRANTED (#)(1)     FISCAL YEAR       (C$/SHARE)       DATE OF GRANT         DATE
      ----            --------------   ---------------   --------------   ---------------    ---------------
Michael Ball.......       12,806            0.94%            C$13.75          C$13.75        January 4, 2003
Boudewijn Neijens..       14,116            1.04%            C$13.75          C$13.75        January 4, 2003

----------
(1)  All options vested and became exercisable on January 4, 1999.


                        FISCAL YEAR END OPTION VALUES

         The following table sets out information relating to unexercised options held as of September 30, 1999 by each of the named executive officers. No options were exercised by these officers during fiscal 1999.

                                                             VALUE OF UNEXERCISED IN-THE-MONEY
                                 UNEXERCISED OPTIONS AT        OPTIONS AT SEPTEMBER 30, 1999
                                 SEPTEMBER 30, 1999 (#)                    ($)(1)
NAME                          (EXERCISABLE/UNEXERCISABLE)       (EXERCISABLE/UNEXERCISABLE)
----                          ---------------------------    ---------------------------------
Amos Michelson............                   -                                   -
Dan Gelbart...............                   -                                   -
Kevin Joyce...............             30,904/52,000                      552,106/922,882
Michael Ball..............             25,184/0                           381,301/0
Boudewijn Neijens.........             36,302/0                           561,254/0

----------
(1) An option is in-the-money at September 30, 1999 if the market price of the common shares on that date exceeds the exercise price of the option. The value of unexercised options at September 30, 1999 is equal to the difference between the market price of the common shares on that date and the exercise price of the options. Market price for this purpose is $24.563 (i.e., the closing price of the common shares on the Nasdaq National Market, Creo's principal trading market, on September 30, 1999).

         EMPLOYEE PROFIT SHARING PLAN

         Creo maintains a Profit Sharing Plan for eligible employees. Under the Plan a certain percentage of annual profits may be set aside for distribution among eligible employees. Employees become eligible to participate in the Plan after three months of continuous service. The amount set aside under the Plan is determined by the Compensation Committee, and may not, in any fiscal year, be greater than 12% of base earnings (which is defined as net income before taxes and profit sharing, less 12% of average shareholders' equity during the year). Three quarters of any amount set aside is shared equally among all eligible employees, and the balance may be distributed at the discretion of the Board of Directors. An aggregate of C$3,267,603 was distributed under the Plan in respect of fiscal 1999. Amos Michelson, Creo's Chief Executive Officer, and Dan Gelbart, Creo's President, do not participate in the Plan.

REPORT ON EXECUTIVE COMPENSATION

         The members of the Compensation Committee of Creo's Board of Directors during the fiscal year ended September 30, 1999 were Raphael H. Amit, Thomas D. Berman, John Bu, Amos Michelson and Kenneth Spencer. With the exception of Amos Michelson, all of the members of the Compensation Committee were unrelated non-management directors within the meaning of the guidelines on corporate governance of the TSE. Subsequent to the year end the Committee was reconstituted to consist of Messrs. Amit, Bu, Spencer and Charles E. Young, all of whom are unrelated non-management directors. The Compensation Committee has overall responsibility for, among other matters, the terms of employment (including compensation arrangements) of senior executives and succession planning. The Compensation Committee is also responsible for making recommendations with respect to awards under Creo's 1996 Stock Option Plan and the amount of any bonuses to be distributed under the Profit Sharing Plan. The Compensation Committee met once in fiscal 1999, and expects to meet on a more frequent basis now that Creo has completed its initial public offering.

         The following is the Compensation Committee's report on executive compensation in respect of fiscal 1999.

         COMPENSATION PHILOSOPHY

         Creo's goal is to create value for its shareholders. Compensation for its senior executives is accordingly designed to reflect the following considerations: to provide a strong incentive to management to achieve Creo's goals each year; to ensure that the interests of management and of the shareholders are aligned; and to enable Creo to attract, retain and motivate the quality of people necessary to its business in the light of competition for qualified personnel. Creo's approach to compensation for senior executives and other employees is designed to recognize both corporate and individual performance, and the fact that competition for highly skilled employees is both intense and not limited by national boundaries.

         The compensation paid to senior executives generally consists of base salary, stock option allocations, and profit-sharing bonuses. Creo's compensation policy reflects a belief that a significant portion of total compensation for its senior executives should be "at risk" in the form of stock options, so as to create a strong incentive to build shareholder value. Amos Michelson, Creo's Chief Executive Officer and Dan Gelbart, Creo's President, do not receive option grants in view of their substantial share ownership. An attempt is made to provide total compensation for senior executives in the range of the 75th to 90th percentile of total compensation paid to persons occupying comparable positions in comparable Canadian corporations.

         BASE SALARY

         In general, Creo seeks to provide base salaries to its senior executives at the median of the range of base salaries paid to persons occupying comparable positions in comparable Canadian corporations, subject to variations reflecting the results of an annual corporation-wide peer review of all Creo employees, including senior executives.

         In the case of Messrs. Michelson and Gelbart, base salaries are determined by the Board of Directors on the recommendation of the Compensation Committee. For the 1999 calendar year, the Board approved a base salary of C$165,000 for each of Messrs. Michelson and Gelbart. For the 2000 calendar year, the Board has approved an increase in the base salary paid to each of Messrs. Michelson and Gelbart to C$250,000, which is more in line with the base salaries paid to their peer group.

         PROFIT SHARING DISTRIBUTION AND BONUS

         At the conclusion of each fiscal year Creo's Board of Directors, on the recommendation of the Compensation Committee, determines the amount to be distributed under Creo's Profit Sharing Plan. Three quarters of any amount set aside is shared equally among all eligible employees, and the balance may be distributed at the discretion of the Board. It has been Creo's practice to distribute the entire amount set aside equally among all eligible employees.

         Messrs. Michelson and Gelbart do not participate in the Profit Sharing Plan. Bonuses awarded to Messrs. Michelson and Gelbart are determined by Creo's Board of Directors, on the recommendation of the Compensation Committee. For the 1999 calendar year, the Board approved payment to each of a bonus equal to 2% of Creo's pre-tax income during fiscal 1999, after adjusting for 12% return on average shareholder equity. The actual amount of the bonus awarded to each of Mr. Michelson and Mr. Gelbart was $371,582. Taken together, the base salary and bonus of each of Mr. Michelson and Mr. Gelbart for the 1999 calendar year placed them at about the 66th percentile of the market on a total compensation basis.

         STOCK OPTIONS

         At the conclusion of each fiscal year, Creo's Board of Directors, on the recommendation of the Compensation Committee, fixes a global number of options to be made available for distribution to employees under the 1996 Stock Option Plan. In fixing the global number, account is taken of, among other factors, Creo's financial performance in the immediately preceding fiscal year, the level of awards in comparable Canadian corporations, overall compensation levels, and potential dilution to shareholders. The global allocation is determined in November of each year, and the options allocated are generally granted to individual employees in January of the following year. The actual number of options granted to any individual employee is determined by Creo's Operations Committee, which consists of its senior management, and is based in part upon the results of the Creo-wide peer review. The number of options granted to members of the Operations Committee is determined by the Chief Executive Officer and the Chief Operating Officer. The exercise price of the options awarded is equal to the fair market value of Creo's shares on the date of grant. In January 1999, a global allocation of 1,376,160 options in respect of fiscal 1998 was distributed among employees, at an exercise price of C$13.75. In January 2000, a global allocation of 993,000 options in respect of fiscal 1999 was distributed among employees at an exercise price of C$48.43. Messrs. Michelson and Gelbart do not participate in 1996 Stock Option Plan.

         Submitted by the Compensation, Nominating and Corporate Governance Committee of the Board of Directors:

         Raphael Amit
         John Bu
         Kenneth Spencer
         Charles Young

PERFORMANCE GRAPH

         The following graphs compare the cumulative return, as at September 30, 1999, of $100 invested on August 5, 1999, the date of Creo's initial public offering, in Creo common shares, with the total cumulative return of
(i) the TSE 300 Composite Index and (ii) the NASDAQ Total Return Index, for the same period (assuming reinvestment of all dividends).


                                    [GRAPHIC]




                                    [GRAPHIC]

STATEMENT ON CORPORATE GOVERNANCE PRACTICES

         The TSE requires listed companies to disclose their corporate governance practices with reference to a set of guidelines for effective corporate governance recommended in the final report of The Toronto Stock Exchange Committee on Corporate Governance in Canada (the "Guidelines"). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. Schedule "E" to this Circular sets out the principal components of the Guidelines, and indicates the extent of Creo's compliance with them.

         MANDATE OF THE BOARD AND THE BOARD'S EXPECTATIONS FOR MANAGEMENT

         Under the CBCA, the directors are required to manage Creo's business and affairs and in doing so to act honestly and in good faith with a view to the best interests of the corporation. In addition, each director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

         In discharging this responsibility, Creo's Board of Directors oversees and monitors significant corporate plans and strategic initiatives. The Board's strategic management process consists of an annual review of Creo's business plan and budget, and quarterly reviews of and discussions with management relating to strategic and budgetary issues. The Board reviews the principal risks inherent in Creo's business, including financial risks, and assesses the systems established to manage those risks. Directly, and through its Audit Committee, the Board also assesses the integrity of Creo's internal financial control and management information systems.

         In addition to those matters which must by law be approved by the Board, Board approval is required for annual operating and capital budgets; any material dispositions, acquisitions and investments outside of the ordinary course of business or not provided for in the approved budgets; long-term strategy; organizational development plans; and the appointment of senior executive officers.

         The Board expects management to focus on enhancing shareholder value by formulating and refining Creo's corporate mission and securing the commitment of Creo employees to that mission, developing strategies consistent with it and formulating programs and procedures for their implementation. Management is expected to provide effective leadership in all aspects of Creo's activities, to maintain its corporate culture and motivate its employees, and to communicate effectively with employees, customers and other industry participants. The Board also expects management to provide the directors on a timely basis with information concerning Creo's business and affairs, including monthly financial and operating information and information concerning industry developments as they occur, all with a view to enabling the Board to discharge its stewardship obligations effectively.

         The Board holds regular quarterly meetings. Between the quarterly meetings, the Board meets as required. In fiscal 1999, the Board met on six occasions. Creo's management also communicates informally with members of the Board on a regular basis, and solicits the advice of Board members on matters falling within their special knowledge or experience.

         COMPOSITION OF THE BOARD

         At the last annual meeting held in February 1999, Creo's shareholders elected nine directors, two of whom have subsequently resigned. Of the nine directors elected or appointed, five were "unrelated" within the meaning of the Guidelines - that is, they were independent of management and free from any interest or any business or other relationship which could, or could reasonably be perceived to, materially interfere with such person's ability to act with a view to the best interests of the corporation, other than interests arising from shareholdings. Of the persons proposed for election as directors at the Meeting, only two, Amos Michelson, Creo's Chief Executive Officer, and Dan Gelbart, Creo's President, are "related" within the meaning of the Guidelines. John Bu is a Managing Director of Goldman, Sachs & Co. Goldman, Sachs & Co. is a party to an Investment Banking Services Agreement with Creo under which it has the right of first refusal to provide Creo with investment banking services, and from time to time has done so. Creo's Board of Directors does not consider that Mr. Bu's independence is compromised by this agreement, which expires in November 2000, or by the fact that Goldman, Sachs & Co. has acted as Creo's financial advisor in connection with the Acquisition.

         Historically, the Board has included one director elected on the nomination of Creo's employees. The Board has concluded, however, that this historic practice is not consistent with Creo's status as a public corporation and should be discontinued. Accordingly, the nominees proposed for election do not include anyone selected by the general body of Creo employees.

         Creo does not have a "significant shareholder" within the meaning of the Guidelines, that is, a shareholder with the ability to cast a majority of the votes for the election of directors.

         BOARD COMMITTEES

         Creo's Board of Directors has established three committees:

         AUDIT COMMITTEE

         The Audit Committee is composed of three unrelated directors. The Audit Committee is responsible for, among other matters:

         (a) reviewing and making recommendations for the appointment of independent auditors and the annual audit of Creo's financial statements and internal accounting practices and policies; and

         (b) reviewing the annual and interim financial statements and any public disclosure documents containing financial information prior to their release.

The Audit Committee met twice during fiscal 1999 and will meet on at least a quarterly basis during fiscal 2000.

         COMPENSATION, NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

         During fiscal 1999 the Compensation Committee consisted of Messrs. Raphael H. Amit (Chair), Thomas D. Berman, John Bu, Amos Michelson and Kenneth A. Spencer. All members of the Compensation Committee during that period, other than Amos Michelson, were unrelated directors. Subsequent to the year-end the Compensation Committee was reconstituted to consist of four members, all of whom are unrelated. The Compensation Committee is responsible for, among other matters:

         (a) reviewing the composition and governance of Creo's Board of Directors, the effectiveness of the Board as a whole and the contribution made by each of the directors, and making recommendations for appointment or election of directors and the orientation of new directors;

         (b) reviewing and making recommendations concerning the membership and the powers, mandates and performance of committees of the Board; and

         (c) reviewing and making recommendations to the Board for maintaining an effective working relationship between the Board and management.

         The Chair of the Board is responsible for overseeing the effective operation of the Board. The Board is relatively small in size, and all of its members have been directors or observers at Board meetings for a number of years and accordingly are fully familiar with Creo's operations. The Compensation Committee believes that the process for assessing ongoing performance, while informal, is effective, and formal procedures in this connection are not currently required.

         FINANCE COMMITTEE

         The Finance Committee is composed of two unrelated directors. The Finance Committee maintains general oversight of proposed financing terms, risk management procedures and other transactions which could materially affect Creo's financial or corporate structure, and provides general advice to the Chief Financial Officer concerning these matters. It did not hold any formal meetings in fiscal 1999, but committee members did consult with the Chief Financial Officer as the occasion required.

         SHAREHOLDER FEEDBACK

         The Chief Financial Officer and the corporate financial staff are responsible for investor relations functions. Inquiries from shareholders and investment analysts are promptly responded to by these individuals or, when appropriate, by other Creo executives.


                             APPOINTMENT OF AUDITORS

         The persons named in the accompanying form of proxy intend to vote for the re-appointment of KPMG LLP, Chartered Accountants, as Creo's auditors, to hold office until the close of the next annual meeting of shareholders, and to authorize the Board of Directors to fix the remuneration of the auditors. KPMG LLP have been Creo's auditors since June 1998. Prior to June 1998, Creo's auditors were Price Waterhouse, Chartered Accountants (now PricewaterhouseCoopers LLP).


                   AMENDMENT TO THE ARTICLES OF INCORPORATION

         Shareholders will be asked at the Meeting to consider and, if deemed fit, to pass a special resolution, the text of which is set forth in Schedule "F" to this Circular (the "Articles Amendment Resolution") authorizing Creo to apply for a Certificate of Amendment amending Creo's Articles in order to permit the Board of Directors to appoint additional directors between shareholders' meetings, to a maximum of one-third of the number of directors elected by the shareholders at the previous annual meeting, in accordance with subsection 106(8) of the CBCA. Creo's Articles do not currently contain such a provision. The Board believes that the proposed amendment would provide it ample flexibility to appoint qualified individuals during the period between shareholders' meetings when such individuals become available and thus allow Creo to benefit immediately from the contributions of such persons without having to wait for the next annual shareholders' meeting or incur the expense of a special shareholders' meeting. Any director so appointed would have a term ending at the next annual meeting of shareholders.

         Creo's Board of Directors believes that the proposed amendment to the Articles is in the best interests of Creo and its shareholders, and accordingly recommends that shareholders vote for the Articles Amendment Resolution, which requires the approval of not less than two-thirds of the votes cast at the Meeting in respect of that Resolution in order to be adopted.

                         AMENDMENT TO BY-LAW NO. 1

         By resolution dated June 2, 1999, Creo's Board of Directors amended Creo's By-Law No. 1 to provide that a quorum for meetings of shareholders shall be two shareholders present in person or by proxy and between them holding not less than 20% of the outstanding common shares. Although such amendments were effective upon passage by the Board, the amendments are subject to shareholder confirmation. As a result, shareholders will be asked at the Meeting to consider, and if deemed fit, to confirm, by simple majority of votes cast by shareholders in respect of matter at the Meeting, the amendment to By-Law No. 1.

         An extract from By-Law No. 1, as amended, is set out in Schedule "G" to this Circular.


                              FINANCIAL STATEMENTS

         The consolidated financial statements of Creo for the fiscal year ended September 30, 1999, together with the auditors' report on these statements, will be placed before shareholders at the Meeting. These financial statements form part of Creo's annual report, which has previously been mailed to shareholders.


                                 OTHER BUSINESS

         The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to any amendments to the matters set forth in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting.

         The Creo Board of Directors is not aware that any matters are to be presented for action at the Meeting other than those specifically referred to in the Notice of Meeting. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying form of proxy to vote on such matters in accordance with their judgement.

         On any ballot that may be called for at the Meeting, all common shares in respect of which the persons named in the accompanying form or forms of proxy have been appointed to act will be voted or withheld from voting in accordance with the specification of the holder of common shares signing the proxy or proxies. If no such specification is made, then the shares represented by the applicable proxy will be voted as stated above.


                                     GENERAL

         The Board of Directors of Creo has approved the contents and the sending of this Circular.

         Dated at Burnaby, British Columbia this 25th day of February, 2000.

                                   /s/ THOMAS A. KORDYBACK
                                   Thomas A. Kordyback
                                   Vice-President, Finance, Chief Financial
                                   Officer and Secretary

                                  SCHEDULE "A"

                         OPINION OF GOLDMAN, SACHS & CO.

                                 [LETTERHEAD]


January 17, 2000


The Board of Directors
Creo Products Inc.
3700 Gilmore Way
Burnaby, B.C.
V5G 4M1

To the Board of Directors:

You have requested our opinion as to the fairness from a financial point of view to Creo Products Inc. (the "Company") of the 13.25 million Common Shares (the "Consideration") of the Company proposed to be paid by the Company for the Businesses (as defined below) pursuant to the Asset Purchase Agreement (the "Agreement"), dated January 17, 2000, among the Company, Scitex Corporation Ltd. ("Scitex") and Scitex Development Corp. The Agreement provides that the Company will acquire (the "Transaction") such assets and assume such liabilities of Scitex specified in the Agreement including the Digital Preprint and Print-On-Demand business of Scitex comprising, among other things, the Input Systems Division, Output Systems Division, Iris Graphics, Inc., and the Print on Demand Systems Division together with the geographical distribution units for such businesses and the production and logistics relating to such businesses (collectively, the "Businesses").

This opinion is provided pursuant to our engagement by the Company to provide financial advice to the Board of Directors of the Company (the "Board") including our opinion as to the fairness from a financial point of view of the proposed Consideration.

CREDENTIALS OF GOLDMAN, SACHS & CO.

Goldman, Sachs & Co. is an international investment banking firm, with operations in corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. As part of its investment banking business, Goldman, Sachs & Co. is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, primary and secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. We also have provided significant investment banking services to Scitex from time to time. Goldman,

Creo Products Inc.
January 17, 2000
Page Two


Sachs & Co. provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company and Scitex for its own account and for the accounts of customers. As of the date hereof, entities affiliated with Goldman, Sachs & Co. own approximately 5.3 million Common Shares (approximately 15%) of the Company. In addition, John J. Bu, a Managing Director of Goldman, Sachs & Co., is a member of the Board of Directors of the Company and Melina E. Higgins, a Vice President of Goldman, Sachs & Co., is an observer to the Board of Directors of the Company. As of the date hereof, entities affiliated with Goldman, Sachs & Co. own approximately 3.6 million Common Shares (approximately 10%) of IDB Holding Corporation Ltd., an entity which as of the date hereof has the power to vote and dispose of approximately 16.9 million Common Shares (approximately 40%) of Scitex.

SCOPE OF REVIEW

In connection with rendering our opinion, we have reviewed and relied upon, or carried out, among other things, the following: (i) the Agreement; (ii) the Annual Report to Shareholders of the Company for the fiscal year ended September 30, 1999; (iii) the Registration Statement on Form F-1, including the Prospectus dated July 28, 1999 relating to the initial public offering of 5,000,000 Common Shares of the Company; (iv) certain internal financial information, projections and forecasts relating to the Company prepared by its management; (v) the Annual Report to Shareholders of Scitex for the Year ended December 31, 1998 and Reports on Form 20-F of Scitex for the five years ended December 31, 1998; (vi) certain unaudited interim reports of Scitex, including the unaudited interim report of Scitex for the nine months ended September 30, 1999; (vii) certain internal financial information, projections and forecasts relating to the Businesses prepared by Scitex management;
(viii) certain projections and forecasts for the Businesses prepared by the management of the Company (the "Forecasts for the Businesses"), and certain cost savings and operating synergies projected by the management of the Company to result from the Transaction (the "Synergies"); (ix) certain other information about the business, operations and assets of the Company provided to us by management of the Company; (x) certain other information about the Businesses provided to us by Scitex management and certain additional information about the Businesses provided to us by management of the Company;
(xi) discussions with senior management of the Company regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction contemplated by the Agreement and discussions with senior management of the Company and Scitex regarding the past and current business, operations, assets and financial condition and future prospects of the Company and the Businesses; (xii) a letter of representation as to certain factual matters dated the date hereof provided by senior officers of the Company and addressed to us; (xiii) discussions with KPMG LLP, auditors and tax advisors to the Company; (xiv) public information relating to the business, operations, financial performance and stock trading history of the Company, Scitex, and other selected public companies we considered relevant;
(xv) information with respect to

Creo Products Inc.
January 17, 2000
Page Three


selected transactions considered by us to be relevant; and (xvi) such other information, investigations and analyses as we considered necessary or appropriate in the circumstances.

ASSUMPTION AND LIMITATIONS

We have not been engaged to prepare and have not prepared a valuation of the Company, of the Businesses or of Scitex or any of their respective material assets or liabilities and our opinion should not be construed as such. In addition, we have not been furnished with any such evaluation or appraisal. The opinion expressed herein is provided for the information and assistance of the Board in connection with its consideration of the Transaction. The opinion expressed herein does not constitute a recommendation as to how any holder of Common Shares should vote with respect to the Transaction.

We have relied upon, and have assumed the completeness, accuracy and fair representation of, all information, data, advice, opinions and representations obtained by us from public sources or provided to us by the Company, Scitex and their respective advisors or otherwise pursuant to our engagement. We have not attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions and representations. In that regard, we have assumed with your consent that the Forecasts for the Businesses and the Synergies have been reasonably prepared on a basis reflecting the best currently available judgments and estimates of the management of the Company, and that the Forecasts for the Businesses and the Synergies will be realized in the amounts and time periods contemplated thereby. We also have assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction contemplated by the Agreement will be obtained without any adverse effect on the Company, or the Businesses or on the contemplated benefits of the Transaction. Senior officers of the Company have represented to us, in a letter delivered as of the date hereof, amongst other things, that the information, data, advice, opinions and other materials (the "Information") provided to us by or on behalf of the Company was complete and correct at the date the Information was provided to us, that since the date of the Information, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or, to the best of their knowledge, the Businesses, or and there has been no change in any material fact which is of a nature as to render the Information untrue or misleading in any material respect.

This opinion is rendered as of the date hereof and on the basis of securities markets and economic and general business and financial conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of the Company and of the Businesses as they were reflected in the Information and documents reviewed by us and as they were represented to us in our discussions with management of the Company and of Scitex. Our analyses and the preparation of this opinion

Creo Products Inc.
January 17, 2000
Page Four


include assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction.

CONCLUSION

Based upon and subject to the foregoing and such other matters as we consider relevant, it is our opinion that as of the date hereof the Consideration to be paid by the Company for the Businesses pursuant to the Agreement is fair from a financial point of view to the Company.


Very truly yours,


/s/ GOLDMAN, SACHS & CO.
------------------------------------
(GOLDMAN, SACHS & CO.)

                                  SCHEDULE "B"

                            ASSET PURCHASE AGREEMENT

                            ASSET PURCHASE AGREEMENT

                                JANUARY 17, 2000

                                  BY AND AMONG

                               CREO PRODUCTS INC.

                                       AND

                                THE WHOLLY-OWNED
                               DIRECT AND INDIRECT
                                 SUBSIDIARIES OF
                               CREO PRODUCTS INC.
                               SIGNATORIES HERETO

                                       AND

                             SCITEX CORPORATION LTD.

                                       AND

                            SCITEX DEVELOPMENT CORP.

                                TABLE OF CONTENTS

                                                                           PAGE
ARTICLE I  DEFINITIONS .................................................     1
   1.1   Definitions ...................................................     1

ARTICLE II  SALE AND PURCHASE OF ASSETS ................................    10
   2.1   Sale and Purchase of the Assets ...............................    10
   2.2   Excluded Assets ...............................................    13
   2.3   Assumption of Liabilities .....................................    15
   2.4   Excluded Liabilities ..........................................    15
   2.5   Determination of Tangible Net Assets; December Balance Sheet ..    16
   2.6   Consideration .................................................    17
   2.7   Allocation of Consideration ...................................    17

ARTICLE III  REPRESENTATIONS AND WARRANTIES OF THE SELLERS .............    17
   3.1   Organization and Qualification ................................    17
   3.2   Subsidiaries ..................................................    18
   3.3   Authority; No Breach ..........................................    18
   3.4   Financial Statements ..........................................    19
   3.5   Assets ........................................................    20
   3.6   Intellectual Property .........................................    21
   3.7   Absence of Undisclosed Liabilities ............................    22
   3.8   Absence of Certain Changes or Events ..........................    22
   3.9   Contracts and Commitments .....................................    24
   3.10  Litigation, Etc. ..............................................    24
   3.11  Taxes .........................................................    24
   3.12  Compliance with Law; Necessary Authorizations .................    25
   3.13  Labor Matters .................................................    26
   3.14  Employee Benefit Plans ........................................    28
   3.15  No Brokers or Finders .........................................    29
   3.16  Accounts Receivable ...........................................    29
   3.17  Inventory .....................................................    30
   3.18  Customers and Suppliers .......................................    30
   3.19  Consents and Approvals of Governmental and Regulatory
           Authorities and Third Parties ...............................    30
   3.20  Non-Distributive Intent .......................................    30
   3.21  Insurance .....................................................    31
   3.22  Transactions with Affiliates ..................................    31
   3.23  Government Grant Programs .....................................    31
   3.24  Environmental Matters .........................................    32
   3.25  Year 2000 .....................................................    33

ARTICLE IV  REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS ...........    33
   4.1   Organization and Qualification ................................    33
   4.2   Capitalization ................................................    33
   4.3   Authority; No Breach ..........................................    34
   4.4   Financial Statements ..........................................    35
   4.5   Absence of Undisclosed Liabilities ............................    35
   4.6   No Brokers or Finders .........................................    35
   4.7   Absence of Certain Changes or Events ..........................    35
   4.8   Litigation ....................................................    36
   4.9   Compliance with Law ...........................................    36
   4.10  Consents and Approvals of Governmental Authorities
           and Others ..................................................    36


                                      i

                                                                           PAGE
   4.11  Validity of Shares ............................................    37
   4.12  SEC Reports ...................................................    37

ARTICLE V  COVENANTS ...................................................    38
   5.1   Operation of the Business for the Benefit of the Purchasers ...    38
   5.2   Conduct of the Business .......................................    38
   5.3   Post-Closing Cash Payment .....................................    40
   5.4   Conduct of Creo's Business ....................................    41
   5.5   Access to Information .........................................    41
   5.6   Non-Compete ...................................................    42
   5.7   Solicitation of Employees .....................................    43
   5.8   Discussions with Others .......................................    43
   5.9   Bulk Transfer .................................................    43
   5.10  Confidentiality ...............................................    44
   5.11  Regulatory and Other Approvals and Consents ...................    44
   5.12  HSR and Anti-Trust Filings ....................................    45
   5.13  Board of Directors; Financial Statements ......................    45
   5.14  Trademark and Tradename License Agreement .....................    46
   5.15  Intellectual Property License Agreements ......................    46
   5.16  Treatment of Seller Guaranties and Comfort Letters ............    46
   5.17  Supply and Services Agreement .................................    47
   5.18  Transfer Taxes ................................................    47
   5.19  Termination of Agreements .....................................    48
   5.20  Preparation and Filing of Income Tax Returns; Payment
           of Income Taxes .............................................    48
   5.21  Tax Claims ....................................................    50
   5.22  Tax-Free Reorganization for Iris Graphics, Inc. and
           Merger for Scitex America Corp. .............................    51
   5.23  Employee Benefit Matters ......................................    51
   5.24  Employees .....................................................    53
   5.25  Steering Committee ............................................    53
   5.26  Notices .......................................................    53
   5.27  Fulfillment of Conditions .....................................    54
   5.28  Public Announcements ..........................................    55
   5.29  Refunds and Remittances, Etc. .................................    55
   5.30  Meeting of Purchasers' Shareholders; Proxy Statement ..........    55
   5.31  Delivery of Financial Statements ..............................    56
   5.32  Settlement Matters ............................................    56
   5.33  Encouragement of Research and Development .....................    57
   5.34  Licensed IP Agreement .........................................    57
   5.35  Listing .......................................................    57
   5.36  Aprion Agreement ..............................................    57

ARTICLE VI  CONDITIONS PRECEDENT TO OBLIGATIONS OF THE PURCHASERS
              AND THE SELLERS ..........................................    58
   6.1   Standstill and Registration Rights Agreement ..................    58
   6.2   Supply and Services Agreement .................................    58
   6.3   Trademark and Tradename License Agreement .....................    58
   6.4   Intellectual Property License Agreements ......................    58
   6.5   Licensed IP Agreement .........................................    58
   6.6   Aprion Assignment and Assumption Agreement ....................    58
   6.7   Listing .......................................................    58

ARTICLE VII  CONDITIONS PRECEDENT TO OBLIGATIONS OF THE PURCHASERS .....    59
   7.1   Representations and Warranties Accurate .......................    59
   7.2   Performance by the Sellers ....................................    59
   7.3   Certificate ...................................................    59


                                     ii

                                                                           PAGE
   7.4   Orders and Laws ...............................................    59
   7.5   Consents ......................................................    59
   7.6   Approval of Shareholders ......................................    60
   7.7   Material Adverse Change .......................................    60
   7.8   Additional Documents, etc. ....................................    60
   7.9   December Financial Statements .................................    60

ARTICLE VIII ...........................................................    60
   8.1   Representations and Warranties Accurate .......................    61
   8.2   Performance by the Purchasers .................................    61
   8.3   Certificate ...................................................    61
   8.4   Orders and Laws ...............................................    61
   8.5   Consents ......................................................    61
   8.6   Material Adverse Change .......................................    62
   8.7   Additional Documents, Etc. ....................................    62
   8.8   Opinion of Counsel ............................................    62

ARTICLE IX  CLOSING ....................................................    62
   9.1   The Closing ...................................................    62
   9.2   Obligations of the Sellers ....................................    62
   9.3   Obligations of the Purchasers .................................    63
   9.4   Merger Documents ..............................................    64
   9.5   Further Assurances ............................................    64

ARTICLE X ..............................................................    64
   10.1  Rights to Terminate ...........................................    64
   10.2  Consequences ..................................................    65

ARTICLE XI  INDEMNIFICATION ............................................    65
   11.1  Termination of Representations and Warranties .................    65
   11.2  Indemnification by the Sellers ................................    65
   11.3  Indemnification by the Purchasers .............................    66
   11.4  Terms and Conditions of Indemnification .......................    66
   11.5  Exclusive Remedy ..............................................    69

ARTICLE XII  MISCELLANEOUS .............................................    69
   12.1  Expenses ......................................................    69
   12.2  Amendment .....................................................    69
   12.3  Entire Agreement ..............................................    69
   12.4  Warranty ......................................................    69
   12.5  Waivers .......................................................    70
   12.6  Notices .......................................................    70
   12.7  Counterparts ..................................................    71
   12.8  Governing Law .................................................    71
   12.9  Consent to Jurisdiction; and Service of Process ...............    71
   12.10 Binding Effect; Assignment; No Third Party Beneficiaries ......    72
   12.11 Severability ..................................................    72
   12.12 Headings ......................................................    72
   12.13 Further Assurances ............................................    73

                            ASSET PURCHASE AGREEMENT

        ASSET PURCHASE AGREEMENT (the "Agreement") dated January 17, 2000, by and among Creo Products Inc., a corporation organized and existing under the laws of Canada ("Creo") and Istobrack Limited, CREO SRL, Luka Holdings Ltd., CreoSSU Inc. and Creoproofer Inc., all of which are wholly-owned direct and indirect subsidiaries of Creo (Creo and such subsidiaries, collectively, the "Purchasers" or the "Purchasing Group") and Scitex Corporation Ltd., a corporation organized and existing under the laws of Israel ("Scitex Corporation") and Scitex Development Corp., a Massachusetts corporation ("Scitex Development") (Scitex Corporation and Scitex Development, collectively the "Sellers").


                                    RECITALS

        The Sellers own and operate the Business (as defined herein).

        The Purchasers and the Sellers desire to merge the Business with the Purchasers' business, which merger will take the form of an asset purchase by the Purchasing Group from the Sellers and a merger of a member of the Purchasing Group with Scitex America Corp. and a separate merger of a member of the Purchasing Group with Iris Graphics, Inc. which merger with Iris Graphics, Inc. shall be structured as a tax free reorganization within the meaning of Section 368 of the Code (as defined herein) in consideration for common shares of Creo, subject to the terms and conditions set forth in this Agreement.


                                    AGREEMENT

        THEREFORE, in consideration of the foregoing, of the mutual agreements hereinafter contained and of other good and valuable consideration, receipt of which is hereby acknowledged, and subject to and on the terms and conditions herein set forth, the parties agree as follows:


                                   DEFINITIONS

        1.1 DEFINITIONS. The terms defined in this Article I, whenever used herein shall have the following meanings for all purposes of this Agreement:

             (a)  "Adjustment Amount" shall have the meaning set forth in
Section 5.3(c) hereof.

             (b) "Agreement" means this agreement among the parties set forth on the first page hereof, including all Exhibits and Schedules hereto.

             (c) "Ancillary Agreements" means the Standstill Agreement, the Registration Rights Agreement, the Supply and Services Agreement, the Intellectual

Property License Agreements, the Trademark and Tradename License Agreement, the Licensed IP Agreement and the Aprion Assignment and Assumption Agreement.

             (d) "Aprion" means Aprion Digital, Ltd. (formerly known as Turaco Ltd.).

             (e)  "Aprion Agreement" shall have the meaning set forth in
Section 5.6(c) hereof.

             (f) "Aprion Assignment and Assumption Agreement" shall have the meaning set forth in Section 5.36 hereof.

             (g)  "Assumed Liabilities" shall have the meaning set forth in
Section 2.3 hereof.

             (h)  "Balance Sheet Date" means September 30, 1999.

             (i) "Beneficial Ownership" and correlative terms shall have the meaning set forth in Section 1.1 of the Standstill Agreement.

             (j) "Books and Records" means all lists, files and documents, including but not limited to, all business records, audit records, tangible data, computer software, electronic media and management information systems, disks, files, customer lists, supplier lists, blueprints, specifications, designs, drawings, operation or maintenance manuals, bids, personnel records, policy manuals, invoices, credit records, sales literature, tax, financial and accounting records and all other books and records relating to the Business.

             (k) "Business" means the Sellers' Digital Preprint business and Print-on-Demand business comprising the Input Systems Division (as described in the Form 20-F of Scitex Corporation for the year ended December 31, 1998), Output Systems Division (as described in the Form 20-F of Scitex Corporation for the year ended December 31, 1998), Iris Graphics, Inc. (as described in the Form 20-F of Scitex Corporation for the year ended December 31, 1998), and the Print on Demand Systems Division (as described in the Form 20-F of Scitex Corporation for the year ended December 31, 1998) together with the geographical distribution units for such businesses and the production and logistics units relating to such businesses (other than Blaze Technologies B.V.). In addition, included within the term "Business" are certain "legacy" systems businesses, which consist primarily of the workstation business. Excluded from the "Business" are the Sellers' Internet businesses and the operations of the Sellers' Digital Graphic Network Group as well as Sellers' interests in any joint venture (other than Nihon Scitex Ltd.) or any other corporation or entity (including any options or warrants for such an interest), unless specifically included herein.

             (l) "Business IP" shall have the meaning set forth in Section 2.1(b)(i) hereof.

             (m) "Business Day" means any day other than a Saturday, a Sunday or a day on which banking institutions in New York City, New York, Vancouver, Canada or Israel are not open for a full day.

             (n) "Canadian Securities Laws" shall have the meaning set forth in Section 4.12 (b)(ii) hereof.

             (o)  "Claim Notice" means written notification pursuant to
Section 11.4(a) of a Third Party Claim as to which indemnity under Article XI is sought by an Indemnified Party, enclosing a copy of all papers served, if any, and specifying the nature of and basis for such Third Party Claim and for the Indemnified Party's claim against the Indemnifying Party under
Article XI, together with the amount or estimated amount if then known or reasonably ascertainable, determined in good faith, of such Third Party Claim.

             (p) "Closing" means the closing of the transactions contemplated by this Agreement.

             (q)  "Closing Date" shall have the meaning set forth in Section
9.1 hereof.

             (r) "Closing Date Cash Amount" shall have the meaning set forth in Section 5.3(a) hereof.

             (s) "Closing Date Financial Statements" shall have the meaning set forth in Section 5.3(b) hereof.

             (t)  "Code" means the Internal Revenue Code of 1986, as amended.

             (u) "Confidential Information" shall have the meaning set forth in Section 5.10 hereof.

             (v) "Constitutive Documents" means the statutes, articles of association, memorandum and articles of association, articles of incorporation and bylaws or other similar documentation of a Person.

             (w) "Contracts" means all agreements, contracts, leases, purchase orders, royalty arrangements, license agreements, incentive agreements, refund and other arrangements, and any other agreements, commitments or other legally binding arrangements, whether oral or written, express or implied, that are related to the Business or to which the Included Assets (other than the Contracts) are subject, except to the extent included in the Excluded Assets and including, without limitation, the agreements and contracts set forth on Schedule 3.9(a) of the Seller Disclosure Schedule.

             (x)  "Corporations" shall have the meaning set forth in Section
3.24 hereof.

             (y) "Creo Common Shares" means the common shares without par value of Creo Products Inc.

             (z) "Creo Preferred Shares" means the preferred shares without par value of Creo Products Inc.

             (aa) "December Balance Sheet" means the audited balance sheet of the Business at December 31, 1999, which is included in the December Financial Statements.

             (bb) December Cash Amount" shall have the meaning set forth in
Section 2.1(b)(xxi) hereof.

             (cc) "December Financial Statements" means the audited balance sheet and related statement of operations and cash flows of the Business at December 31, 1999 and the year then ended prepared in accordance with GAAP consistently applied, which are included in the Seller Financial Statements.

             (dd) "Digital Preprint and Print-on-Demand Group" means the entities listed on Exhibit 1 hereto.

             (ee) "Dispute Period" means the period ending 30 calendar days following receipt by an Indemnified Party of either a Claim Notice or Indemnity Notice.

             (ff) "Employee Benefit Plan" shall have the meaning set forth in
Section 3.14 hereof.

             (gg) "Employees of the Business" shall have the meaning set forth in Section 5.23 hereof.

             (hh) "Encumbrances" means pledges, claims, options, liens, licenses, charges, encumbrances, security interests and mortgages of any kind or nature whatsoever.

             (ii) "Environmental Claim" means any written or oral notice, claim, demand, action, suit, complaint, proceeding or other communication by any person alleging material liability or potential liability (including without limitation material liability or potential liability for investigatory costs, cleanup costs, governmental response costs, natural resource damages, property damage, personal injury, fines or penalties) arising out of, relating to, based on or resulting from (x) the presence, discharge, emission, release or threatened release of any Hazardous Materials at any location, (y) circumstances forming the basis of any violation or alleged violation of any Environmental Laws or Environmental Permits, or (z) otherwise relating to obligations or liabilities under any Environmental Laws.

             (jj) "Environmental Laws" means all applicable Laws and Orders relating in any manner to contamination, pollution or protection of human health, natural resources or the environment.

             (kk) "Environmental Permits" means all Permits required under Environmental Laws.

             (ll) "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the regulations thereunder.

             (mm) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

             (nn) "Excluded Assets" shall have the meaning set forth in
Section 2.2 hereof.

             (oo) "Excluded Liabilities" shall have the meaning set forth in
Section 2.4 hereof.

             (pp) "Fixtures and Equipment" means, whether owned or leased, all furniture, fixtures, furnishings, leasehold improvements, machinery, vehicles, computer hardware, equipment (including research and development equipment) and other tangible personal property related to the Business, except to the extent included in the Excluded Assets.

             (qq) "Foreign Employee Plan" shall have the meaning set forth in
Section 3.14(d) hereof.

             (rr) "Former Employees" means persons whose employment in the Business terminated prior to the Closing Date and who is not employed by the Purchasers following the Closing Date.

             (ss) "GAAP" means United States generally accepted accounting principles.

             (tt) "Governmental or Regulatory Authority" means any court, tribunal, arbitrator, authority, agency, department, ministry, commission, official or other instrumentality of Canada, Israel, the United States, any other country or any domestic or foreign state, county, city, municipality or other political subdivision.

             (uu) "Grants" shall have the meaning set forth in Section 3.23 hereof.

             (vv) "Hazardous Materials" means all hazardous, dangerous or toxic materials, wastes or chemicals, including without limitation, petroleum and petroleum products, asbestos and asbestos-containing materials, and polychlorinated biphenyls and all other materials regulated pursuant to any Environmental Laws or that could result in liability under any Environmental Laws.

             (ww) "Health Plans" shall have the meaning set forth in Section 5.23(b) hereof.

             (xx) "HSR" means the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended.

             (yy)  "Included Assets" shall have the meaning set forth in
Section 2.1(a) hereof.

             (zz) "Income Taxes" shall mean any and all income or franchise (or an excise tax based on income) Tax of any country, state or locality, including a Tax assessed on a corporation by reference to its income, gains or profits, and in each instance any interest, penalties or addition to tax attributable to such Tax, whether or not disputed.

             (aaa) "Indemnified Party" means any Person claiming indemnification under Section 11.2 or Section 11.3.

             (bbb) "Indemnifying Party" means any Person against whom a claim for indemnification is being asserted under any provision of Article XI.

             (ccc) "Indemnity Notice" means written notification of a claim for indemnity under Article XI by an Indemnified Party, specifying the nature of and basis for such claim, together with the amount of such claim if known by such Indemnified Party.

             (ddd) "Infringe" shall have the meaning set forth in Section 3.6(b) hereof.

             (eee) "Intellectual Property" means all U.S. and foreign intellectual property, and, including, without limitation (i) patents, inventions, discoveries, processes, designs, techniques, developments, technology, and related improvements, know-how and show-how, whether or not patented or patentable; (ii) copyrights and works of authorship in any media, including computer hardware, software, applications (including source code), systems, networks, databases, documentation and Internet site content; (iii) trademarks, service marks, trade names, brand names, corporate names, fictitious names, domain names, e-mail addresses, URLs, logos, trade dress and other indicators of origin, and the goodwill of any business appurtenant thereto and/or symbolized thereby ("Trademarks"); (iv) trade secrets, drawings, blueprints and all non-public, confidential or proprietary information, documents or materials; (v) all registrations, applications and recordings related thereto, and including the right to apply for any renewals, reissues, re-examinations, continuations, continuations in part, divisions or other legal protections of the foregoing; and (vi) the right to sue at law or in equity for the infringement, impairment or other unauthorized use of the foregoing, including the right to receive all damages and proceeds therefrom.

             (fff) "Intellectual Property License Agreements" means each of the Intellectual Property License Agreements in the forms set forth in
Exhibit 5.15 hereto together with the Aprion Agreement.

             (ggg) "Interim Period" shall have the meaning set forth in
Section 5.3 hereof.

             (hhh) "Inventory" means all inventory held for resale and all other raw materials, work in process, finished products, spares, wrapping, supply and packaging items related to the Business, except to the extent included in the Excluded Assets.

             (iii) "IRS" means the United States Internal Revenue Service.

             (jjj) "Laws" means all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law of any country (including the United States, Canada and Israel) or any domestic or foreign state, county, city or other political subdivision or of any Governmental or Regulatory Authority.

             (kkk) "Leased Real Property" shall have the meaning set forth in
Section 3.5(b) hereof.

             (lll) "Licensed IP" shall have the meaning set forth in Section 2.1(b)(i)(b).

             (mmm) "Licensed IP Agreement" means the Licensed IP Agreement having the principal terms set forth in Section 5.34 hereto and as shall be agreed to by the parties prior to the Closing.

             (nnn) "Losses" means all damages, liabilities, losses, deficiencies, costs and expenses, including without limitation reasonable attorney's fees and expenses.

             (ooo) "Material Adverse Effect" means an effect that is (i) materially adverse to the value of the Included Assets taken as a whole or materially adverse to the business, assets, properties, financial condition or results of operations of the Business taken as a whole or (ii) materially impairs or delays the ability of the Sellers to effect the Closing or of the Purchasers to acquire and operate the Business after the Closing.

             (ppp) "Net Non-Cash Assets" shall have the meaning set forth in
Section 5.3 hereof.

             (qqq) "Order" means any writ, judgment, decree, injunction or similar order of any Governmental or Regulatory Authority (in each case whether preliminary or final).

             (rrr) "Owned Real Property" shall have the meaning set forth in
Section 3.5(b) hereof.

             (sss) "Permits" shall have the meaning set forth in Section 3.12(b) hereof.

             (ttt) "Person" means any natural person, corporation, general partnership, limited partnership, proprietorship, other business organization, trust, union or association, and shall include, as the context requires, any party to this Agreement and such party's subsidiaries.

             (uuu) "Pre-Year End Tax Liabilities" means any and all liabilities in respect of Income Taxes relating to, pertaining to, or arising out of the Business or the Included Assets for any taxable period ending on or before December 31, 1999, or by any member of the Digital Preprint or Print-on-Demand Group with respect to any taxable period ending on or before December 31, 1999, in excess of the accruals or reserves for Income Taxes (other than valuation allowances or accruals or reserves for deferred Income Taxes reflecting the difference between book and tax basis in assets and liabilities) as set forth on the books and records of the Business as of December 31, 1999 and provided therefor on the December Balance Sheet.

             (vvv) "Proceeding" shall have the meaning set forth in Section
3.10 hereof.

             (www) "Purchaser Disclosure Schedule" means the disclosure schedule delivered to the Sellers in connection with the execution of this Agreement, and includes but is not limited to each of the Schedules expressly referred to in Articles IV and V.

             (xxx) "Purchaser Financial Statements" shall have the meaning set forth in Section 4.4(a) hereof.

             (yyy) "Registration Rights Agreement" means the Registration Rights Agreement substantially in the form of Exhibit 6.1(b) hereof.

             (zzz) "Resolution Period" means the period ending 30 calendar days following receipt by an Indemnified Party of a Dispute Notice.

            (aaaa) "SEC" means the United States Securities and Exchange Commission.

            (bbbb) "Securities Act" means the United States Securities Act of 1933, as amended.

            (cccc) "Seller Disclosure Schedule" means the disclosure schedule delivered to the Purchasers in connection with the execution of this Agreement, and includes but is not limited to each of the Schedules expressly referred to in Articles III and V.

            (dddd) "Seller Guaranties" shall have the meaning set forth in
Section 5.16 hereof.

            (eeee) "Seller Indemnified Parties" shall have the meaning set forth in Section 11.3 hereof.

            (ffff) "September Balance Sheet" means the unaudited balance sheet of the Business at September 30, 1999, which is included in the September Financial Statements.

            (gggg) "September Financial Statements" means the unaudited balance sheet and related statement of operations of the Business at September 30, 1999 and for the nine-month period then ended prepared in accordance with GAAP consistently applied.

            (hhhh) "Seller Financial Statements" shall have the meaning set forth in Section 5.31 hereof.

            (iiii) "Shares" shall have the meaning set forth in Section 2.6 hereof.

            (jjjj) "Standstill Agreement" means the Standstill Agreement substantially in the form of Exhibit 6.1(a) hereto.

            (kkkk) "Stock Exchanges" means the Toronto Stock Exchange and the Nasdaq Stock Market.

            (llll) "Stock Option" shall have the meaning set forth in Section 5.23(e) hereof.

            (mmmm) "Subsidiary" or "subsidiary" means, with respect to any Person, (a) any corporation of which at least 50% of the securities or interests having, by their terms, ordinary voting power to elect members to the board of directors, or other persons performing similar functions with respect to such corporation, is held directly or indirectly, by such Person,
(b) any partnership or limited liability company of which (i) such Person is a general partner or managing member or (ii) such Person possesses a 50% or greater interest in the total capital or total income of such partnership or limited liability company.

            (nnnn) "Supply and Services Agreement" means the Supply and Services Agreement having the principal terms set forth in Exhibit 5.17 hereto and as shall be agreed to by the parties prior to the Closing.

            (oooo) "Taxes" (or "Tax" where the context requires) shall mean all taxes, charges, fees, levies or other like assessments imposed by any taxing authority, domestic or foreign (including, without limitation, income, profits, premium, estimated, excise, sales, use, occupancy, gross receipts, franchise, ad valorem, value added, severance, capital levy, production, transfer, withholding, employment and payroll related and property taxes, import duties and other governmental charges and assessments), and including additions to tax or interest, and penalties with respect thereto.

            (pppp) "Tax Controversy" shall have the meaning set forth in
Section 5.21(b) hereof.

            (qqqq) "Tax Return" means each and every report, return, declaration or information return or statement required to be supplied to a taxing or governmental authority with respect to any Tax or Taxes, including without limitation any schedule or attachment thereto, any combined or consolidated return for any group of entities including the Sellers, and including any amendments, thereof.

            (rrrr) "Trademark and Tradename License Agreement" means the Trademark and Tradename License Agreement having the principal terms set forth in Section 5.14 hereto and as shall be agreed to by the parties prior to the Closing.

            (ssss) "Transfer Taxes" shall have the meaning set forth in
Section 5.18(h) hereof.

            (tttt) "Value-Added Taxes" shall have the meaning set forth in
Section 5.18(a) hereof.

            (uuuu) "VAT Law" shall have the meaning set forth in
Section 518(b).


                                  ARTICLE II

                        SALE AND PURCHASE OF ASSETS

        2.1  SALE AND PURCHASE OF THE ASSETS.

             (vvvv) On the terms and subject to the conditions set forth herein, at the Closing, the Sellers shall or shall cause their applicable subsidiaries to sell, convey, assign, transfer and deliver to the Purchasers, and the Purchasers will purchase and acquire from the Sellers, all right, title and interest of the Sellers or such subsidiaries in and to the Business IP and the other assets related to or used in the Business (except for the Excluded Assets), whether tangible or intangible, real or personal, as they existed on December 31, 1999 with such changes, deletions or additions thereto as have occurred or may occur from December 31, 1999 to the Closing Date in the ordinary course of business consistent with past practice and consistent with the terms and conditions of this Agreement (the "Included Assets").

             (wwww) Without limiting the generality of the foregoing, the Included Assets includes all of the right, title and interest of the Sellers and, where applicable, their respective subsidiaries in the following:

               (i) (a) all the Intellectual Property primarily used in the Business (the "Business IP"), subject to the Intellectual Property License Agreements; provided, that with respect to the "Scitex" Trademark, name and logo, such Intellectual Property shall include only the exclusive right (subject to the rights of Aprion Digital Ltd.) to use such name and logo in connection with the Digital Preprint business and Print-on-Demand business of Creo and its subsidiaries, including the Business, as set forth in the Trademark and Tradename License Agreement; and (b) with respect to any Intellectual Property used in part but not primarily in the Business, whether or not any such Intellectual Property has been or can be identified or disclosed as of the date hereof (the "Licensed IP") the non-exclusive rights to use such Licensed IP as set forth in
        Section 5.34 and in the Licensed IP Agreement.

               (ii) all assets relating to or used in the Input Systems Division of the Business;

               (iii) all assets relating to or used in the Work-Station and other legacy businesses of the Business;

               (iv) all assets relating to or used in the Output Systems Division of the Business;

               (v) all of the assets of Iris Graphics, Inc. upon the merger of a member of the Purchasing Group with Iris Graphics, Inc. as contemplated in Article IX;

               (vi) all assets relating to or used in of the POS Division of the Business;

               (vii) all shares of capital stock of the companies directly or indirectly owned by Scitex Corporation which are engaged in the distribution of products and services of the Business (other than Blaze Technologies B.V.), including shares in Scitex Europe S.A., Scitex Netherlands B.V., Scitex Finland Oy, Scitex Asia Pacific (H.K.) Ltd. and Nihon Scitex Ltd., and their respective subsidiaries;

               (viii) all the assets of Scitex America Corp. upon the merger of a member of the Purchasing Group with Scitex America Corp., as contemplated in Article IX, it being understood that for all purposes under this Agreement such assets will not include deferred income taxes;

               (ix) all shares of Scitex Electronic Enterprises (International) Ltd. and Scitex Electronic Enterprises (Israel) Ltd., subject to clause (xx) below;

               (x)      Inventory and other current assets of the Business;

               (xi)     the Fixtures and Equipment;

               (xii)    the Contracts;

               (xiii)   all accounts and other receivables of the Business;

               (xiv) any other assets related to the Business which are reflected in the December Balance Sheet (with such changes, deletions or, additions thereto as may occur from December 31, 1999 to the Closing Date in the ordinary course of business consistent with past practice and consistent with the terms and conditions of this Agreement);

               (xv) all internal policy and instruction manuals and directories relating to the conduct and operations of the Business, and all sales and promotional literature, customer lists and other sales-related materials pertaining to the Business;

               (xvi) all Books and Records necessary for the conduct of the Business, wherever located;

               (xvii) all third party computer software, including, without limitation, source code, operating systems and specifications, data, data bases, files, documentation and other materials related thereto, pertaining to the Business and necessary to or used in the Business, wherever located, to the extent transferable;

               (xviii) all Permits and licenses held or used by the Sellers in connection with, or required for, the Business, to the extent transferable;

               (xix) all claims, causes of action, choices in action, rights of recovery and rights of set-off of any kind pertaining to, and arising out of, the Included Assets and the Assumed Liabilities as in existence on the Closing Date;

               (xx) at the Purchaser's option, the Sellers shall assign and convey to the Purchasers either the outstanding shares of capital stock in Scitex Electronic Enterprises (International) Ltd. or Scitex Electronic Enterprises (Israel) Ltd., or the real estate assets owned by either such company;

               (xxi) cash or cash equivalents in such amount as is required to bring the book value of the tangible net assets of the Business as set forth on the December Balance Sheet to US$221,000,000 (the "December Cash Amount"); and

               (xxii) included in the tangible net assets of the Business in clause (xxi) above shall be a note receivable from Scitex Corporation to Luka Holdings Ltd. for the amount of the deferred income tax asset on the books of Scitex America Corp. at December 31, 1999 (this note shall be non-interest bearing and payable within three years or sooner if, in the sole determination of PricewaterhouseCoopers and on a first in-first out basis, the tax losses that generated the deferred income tax asset have been utilized by the Sellers).

             (xxxx) Without limiting the generality of any other provision of this Section 2.1, Creo shall cause the Purchasers designated in Exhibit 2.1(c) to acquire specified Included Assets from the Sellers or their subsidiaries, as set forth on Exhibit 2.1(c). Creo has organized one or more wholly-owned subsidiaries under the laws of Israel for the purpose of acquiring all of the Business IP funded by the Office of the Chief Scientist and shall cause such entities to acquire such Business IP. All such transactions shall be evidenced by separate instruments between the Purchasers and the Sellers or their subsidiaries but nothing in such instruments shall relieve the Purchasers and the Sellers of any obligation under this Agreement and Creo shall be and remain primarily liable for the obligations of all of the Purchasers.

             (yyyy) Notwithstanding anything to the contrary contained in this Agreement, to the extent the sale, assignment, transfer, conveyance or delivery or attempted sale, assignment, transfer, conveyance or delivery to the Purchasers of any Included Asset is prohibited by any applicable law or would require any governmental or third-party authorizations, approvals, consents, or waivers and such authorizations, approvals, consents or waivers shall not have been obtained prior to the Closing, this Agreement shall not constitute a sale, assignment, transfer, conveyance or delivery thereof. Following the Closing, and without limiting the provisions set forth in
Section 5.11 but subject to Section 5.27, the parties shall use reasonable best efforts, and cooperate with each other, to obtain promptly such authorizations, approvals, consents or waivers. Pending such authorization, approval, consent, or waiver, the parties shall cooperate with each other in any reasonable and lawful arrangements designed to provide to the Purchasers the benefits and liabilities of use of such Included Asset. Once such authorization, approval, consent or waiver for the sale, assignment, transfer, conveyance or delivery of an Included Asset not sold, assigned, transferred, conveyed or delivered at the Closing is obtained, the applicable Seller shall promptly assign, transfer convey or deliver, or cause to be assigned, transferred, conveyed and delivered, such Included Asset to the applicable member of the Purchasing Group for no additional consideration. To the extent that any such Included Asset cannot be transferred or the full benefits and liabilities of use of any such Included Asset cannot be provided to applicable member of the Purchasing Group following the Closing pursuant to this Section 2.1(d), subject to Section 5.27 hereof, the applicable Purchasers and the applicable Seller shall enter into such arrangements for no additional consideration from the Purchasers (including subleasing or subcontracting if permitted) to provide to the Purchasers the economic and operational equivalent of obtaining such authorization, approval, consent or waiver.

        2.2  EXCLUDED ASSETS.

             (a) Notwithstanding anything herein to the contrary, from and after the Closing Date, the Sellers shall retain all of their right, title and interest in and to, and there shall be excluded from the sale, conveyance, assignment or transfer to the Purchasers hereunder, all assets of the Sellers other than the Included Assets (collectively the "Excluded Assets").

             (b) Without limiting the generality of the foregoing, the Excluded Assets includes all of the right, title and interest of the Sellers and, where applicable, their respective subsidiaries in the following:

                  (i) the shares and assets of Scitex Development Corp. (other than the shares and assets of Scitex America Corp. and Iris Graphics, Inc.);

                  (ii)    the shares and assets of Scitex Wide Format Printing
             Ltd.;

                  (iii) the shares and assets of Karat Digital Press B.V. and Karat Digital Press L.P.;

                  (iv) the shares and assets of Vio Worldwide Limited, the Sellers' Digital Graphics Network Group and the Sellers' Internet businesses;

                  (v) the shares, options, warrants, convertible debt and assets of Aprion;

                  (vi)    the shares and assets of Scidel Technologies Ltd.;

                  (vii) the "Scitex" name, logo, domain name, logo and related Intellectual Property rights including registered trademarks and trademark applications with respect thereto and the goodwill associated therewith (subject to the Purchasers' rights under the Trademark and Tradename License Agreement);

                  (viii) all Intellectual Property that is not Business IP (subject to Purchasers' rights in any Licensed IP under the Licensed IP Agreement);

                  (ix)    the shares, options and assets of RT image Ltd.;

                  (x) the shares, options, warrants and assets of Accom, Inc.;

                  (xi)    the shares and assets of Blaze Technologies B.V.;

                  (xii)   the shares and assets of P. Point Company (1995)
             Ltd.;

                  (xiii)  the shares and assets of Pitango Multimedia, Inc.;
             and

                  (xiv)   the shares and assets of Scitex Digital Printing
             Inc.

        2.3 ASSUMPTION OF LIABILITIES. On the terms and subject to the conditions set forth herein, at the Closing, the Purchasers agree to assume, pay, perform and discharge all obligations and liabilities (other than the Excluded Liabilities) of any nature, whether absolute, accrued, contingent or otherwise, arising from or related to the Business or the Included Assets (the "Assumed Liabilities"), including, without limitation, the following:

             (i) the Contracts provided, that any Contracts as to which any required consent to assignment has not been obtained by the Closing shall not be deemed an Assumed Liability if the Purchasers have not obtained the benefits of such Contracts;

             (ii) all liabilities and obligations under the Permits of the Business set forth in Schedule 3.12(b) of the Seller Disclosure Schedule that are transferred or assigned to the Purchasers (but only to the extent so transferred or assigned);

             (iii) all liabilities and obligations in respect of employees of the Business to the extent set forth in Section 5.23 and Section 5.24;

             (iv) all liabilities and obligations owing to Karat Digital Press B.V., Vio Worldwide Limited and Aprion specifically assumed by the Purchasers pursuant to Section 5.36, the Supply and Services Agreement and the Intellectual Property License Agreements; and

             (v) all liabilities and obligations, including accounts payable, set forth or reflected on the December Balance Sheet (including intercompany indebtedness) or arising or accruing subsequent thereto in the ordinary course of business consistent with past practice and consistent with the terms and conditions of this Agreement.

Notwithstanding anything in this Section 2.3 to the contrary, the Assumed Liabilities shall not include any liabilities or obligations under any contract, commitment or agreement that should have been reflected or provided for on the December Balance Sheet in accordance with GAAP but were not so reflected on such statement, or which were incurred or assumed after December 31, 1999 in violation of the terms of the Agreement.

        2.4 EXCLUDED LIABILITIES. Notwithstanding any other provisions of this Agreement, it is expressly understood and agreed that the following liabilities of the Sellers (the "Excluded Liabilities") will not be assumed by the Purchasers at the Closing but will be retained by the Sellers:

             (i) all liabilities arising out of or in respect of the Excluded Assets;

             (ii) all liabilities and obligations arising out of the contracts with Karat Digital Press B.V., Vio Worldwide Limited and Aprion, except to the extent such liabilities and obligations have been specifically assumed by the Purchasers pursuant to the Supply and Services Agreement and the Intellectual Property License Agreements;

             (iii) except as otherwise provided in Section 5.18, all of the Sellers' obligations in respect of costs and expenses incurred in connection with this Agreement or the Ancillary Agreements;

             (iv) all liabilities to Former Employees and all liabilities and obligations relating to employees of the Sellers and their subsidiaries not expressly assumed by the Purchasers pursuant to
        Section 5.23 and Section 5.24;

             (v) the Sellers' obligations in respect of the Sellers' bank accounts other than obligations after the Closing Date with respect to bank accounts included as Included Assets;

             (vi) all debts, liabilities or obligations whatsoever that are not Assumed Liabilities, including any debts, liabilities or obligations that do not arise out of or are not related to the Business or that do not otherwise arise out of or are not otherwise related to the Included Assets; and

             (vii) any obligation or liability of the Sellers arising from their failure (either individually or together) to perform any of their agreements contained in this Agreement or in the Ancillary Agreements or incurred by the Sellers in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.

        2.5 DETERMINATION OF TANGIBLE NET ASSETS; DECEMBER BALANCE SHEET. Prior to February 22, 2000, the Sellers shall, at their expense, prepare, or cause to be prepared, and deliver to Creo the December Financial Statements (without any notes thereto), which shall have been audited by Kesselman & Kesselman (PWC), Certified Public Accountant (Isr.) and which shall be accompanied by an unqualified opinion expressed thereon by such firm. The December Financial Statements shall be derived or "carved-out" of the consolidated financial statements of Scitex Corporation. Scitex Corporation shall use its best efforts to deliver to Creo prior to March 22, 2000, the December Financial Statements, including the notes thereto required by Canadian regulatory authorities in connection with the proxy to be prepared by Creo pursuant to Section 5.30. The December Financial Statements shall be prepared in accordance with GAAP on a consistent basis with the principles, methods, practices and estimation methodologies used in the preparation of the September Financial Statements, including but not limited to the methodology for the allocation of overhead, and shall include all adjustments necessary to fairly present the financial condition of the Business as of December 31, 1999 and the results of its operations and cash flows for the year then ended. Concurrently with the delivery to Creo of the December Financial Statements, the Sellers shall deliver a calculation of the aggregate tangible net assets of the Business as of December 31, 1999 derived from the December Balance Sheet. Such calculation of tangible net assets shall be calculated following the same accounting principles as the calculation of tangible net assets as of September 30, 1999 derived from the September Balance Sheet as set forth in Schedule 2.5 of the Seller Disclosure Schedule.

        2.6  CONSIDERATION.

             (a) On the terms and subject to the conditions set forth herein, as consideration for the Included Assets, at the Closing Creo shall issue to Scitex Corporation a total of 13,250,000 validly authorized, fully paid and non-assessable Creo Common Shares (the "Shares"), free and clear of all Encumbrances. Certain of such Shares shall be issued to Scitex Corporation in exchange for cash received by the Sellers from the Purchasers (other than Creo) in accordance with Exhibit 2.1(c).

             (b)  The consummation of each of the transactions described in
Exhibit 2.1(c) shall be contingent upon the consummation at Closing of each of the other transactions described in Exhibit 2.1(c) and all of such transactions shall be deemed to occur simultaneously.

        2.7 ALLOCATION OF CONSIDERATION. The consideration for the Included Assets shall be allocated by the parties among the Included Assets as set forth in Exhibit 2.1(c) hereto. The parties agree to use the allocations set forth in Exhibit 2.1(c) hereto for all purposes, including preparing all Tax Returns and forms, and the parties agree not to take a position inconsistent with such allocation.


                                 ARTICLE III

                REPRESENTATIONS AND WARRANTIES OF THE SELLERS

        The Sellers hereby jointly and severally represent and warrant to the Purchasers as follows, except as otherwise specifically stated in the Seller Disclosure Schedule. The disclosure of any fact or item in the Seller Disclosure Schedule (i) shall not be deemed to constitute an acknowledgment that any such fact or item is required to be disclosed, (ii) does not represent a determination that such item did not arise in the ordinary course of business, and (iii) does not represent a determination that such item is material and shall not be deemed to establish a standard of materiality.


        3.1 ORGANIZATION AND QUALIFICATION. Each Seller is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation with corporate power and authority to own the Included Assets and carry on the Business as presently owned or conducted. Each Seller is duly licensed or qualified to transact business and is in good standing as a foreign corporation in each jurisdiction in which, because of its business conducted there or the nature of its properties there, it would be required to be so licensed or qualified and in which the failure to be so licensed or qualified would have, either individually or in the aggregate, a Material Adverse Effect.

        3.2  SUBSIDIARIES.

             (c) Scitex Development is a wholly owned subsidiary of Scitex Corporation.

             (d) Except as set forth in Schedule 3.2(b) of the Seller Disclosure Schedule, each member of the Digital Preprint and Print-on-Demand Group is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation with corporate power and authority to own its properties and carry on its business in all material respects as presently owned or conducted. Each member of the Digital Preprint and Print-on-Demand Group is duly licensed or qualified to transact business and is in good standing as a foreign corporation in each jurisdiction in which, because of its business conducted there or the nature of its properties there, it would be required to be so licensed or qualified and in which the failure to be so licensed or qualified would have, either individually or in the aggregate, a Material Adverse Effect.

             (e) All of the outstanding shares of capital stock of each member of the Digital Preprint and Print-on-Demand Group have been validly issued and are fully paid and non-assessable and, except as set forth in
Schedule 3.2(c) of the Seller Disclosure Schedule, are owned by Scitex Corporation, by a wholly owned subsidiary of Scitex Corporation or by Scitex Corporation and a wholly owned subsidiary, free and clear of all Encumbrances.

        3.3  AUTHORITY; NO BREACH.

             (a) Each Seller has all requisite corporate power and authority to execute and deliver this Agreement and to perform, carry out and consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and each of the Ancillary Agreements, and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of each Seller and each subsidiary of such Seller. This Agreement constitutes, and each of the Ancillary Agreements when executed and delivered by the parties thereto will constitute, a legal, valid and binding obligation of each Seller, enforceable against such Seller in accordance with its terms except as enforceability may be limited or affected by applicable bankruptcy, insolvency, reorganization or other laws of general applicability relating to creditors' rights and except as enforceability may be limited by rules of law governing specific performance, injunctive relief or other equitable remedies.

             (b) Except as set forth in Schedule 3.3(b) of the Seller Disclosure Schedule, neither the execution, delivery and performance of this Agreement and each of the Ancillary Agreements by any Seller nor the consummation of the transactions contemplated herein and therein will: (i) violate any provision of the

Constitutive Documents of any Seller; (ii) (with or without the giving of notice or the lapse of time or both) conflict with, result in a breach of or constitute a default under or result in the invalidity of, or accelerate the performance required by or cause the acceleration of the maturity of any debt or obligation pursuant to any Contract which individually or in the aggregate would have a Material Adverse Effect; (iii) (with or without the giving of notice or the lapse or time or both) result in the creation of, or give any party the right to create, any Encumbrances upon any of the Included Assets which individually or in the aggregate would have a Material Adverse Effect;
(iv) conflict with, violate, result in a breach of or constitute a default under any judgment, decree, order, or process of any Governmental or Regulatory Authority binding upon any of the Included Assets or the Business which individually or in the aggregate would have a Material Adverse Effect;
(v) conflict with or violate any statute, Law or regulation applicable to any of the Included Assets or the Business, except where such conflicts or violations (individually or in the aggregate) would not have a Material Adverse Effect; (vi) terminate or modify, or give any third party the right to terminate or modify, the provisions or terms of any Contract, except where any such termination or modification would not have a Material Adverse Effect; or (vii) require any Seller to obtain any authorization, consent, approval or waiver from, or to make any filing with, any Person, except where the failure to obtain such authorization, consent, approval or waiver or make any filing (individually or in the aggregate) would not have a Material Adverse Effect other than such as have been obtained or made.

        3.4  FINANCIAL STATEMENTS.

             (a) Prior to the date hereof, the Sellers have delivered to the Purchasers the September Financial Statements.

             (b) The September Financial Statements have been "carved-out" of the consolidated financial statements of Scitex Corporation. The September Financial Statements have been prepared in the ordinary course of business of the Sellers in accordance with GAAP consistently applied throughout the periods shown and on a consistent basis with the accounting policies and practices that have been applied in the preparation of the Scitex Corporation Annual Report on Form 20-F for the year ended December 31, 1998, as filed with the SEC and present fairly, in all material respects, the financial condition of the Business as of the date thereof and the results of operations of the Business for the nine-month period then ended.

             (c) All of the material liabilities reflected on the September Balance Sheet are related to the Business and arose out of or were incurred in the conduct of the Business. If the September Balance Sheet were the Closing Date Balance Sheet, all of the material assets reflected thereon would constitute Included Assets.

             (d) To the best knowledge of the Sellers, the December Balance Sheet will fairly reflect the assets and liabilities of the Business at December 31, 1999. To the best knowledge of the Sellers, the December Financial Statements will fairly reflect the financial condition of the Business at December 31, 1999 and its results of operations and cash flows for the year then ended in accordance with GAAP consistently applied throughout the periods shown and on a consistent basis with the accounting policies and practices that have been applied in the preparation of the Scitex Corporation Annual Report on Form 20-F for the year ended December 31, 1998, as filed with the SEC. To the best knowledge of the Sellers, the Closing Date Balance Sheet will fairly reflect the assets and liabilities of the Business at the Closing Date. To the best knowledge of the Sellers, the Closing Date Financial Statements will fairly reflect the financial condition of the Business at the Closing Date and its results of operations and cash flows for the period from January 1, 2000 to the Closing in accordance with GAAP consistently applied throughout the periods shown and on a consistent basis with the accounting policies and practices that have been applied in the preparation of the Scitex Corporation Annual Report on Form 20-F for the year ended December 31, 1998, as filed with the SEC.

        3.5  ASSETS.

             (a) Each Seller has and will transfer to the Purchasers, at the Closing, good and marketable title to all Owned Real Property, or a valid and binding leasehold interest in other real property and good and marketable title to all personal property (tangible and intangible) included in the Included Assets, in each case free and clear of all title defects and Encumbrances, except for (i) liens for Taxes, the validity of which are being contested in good faith by appropriate proceedings for which adequate reserves on the December Balance Sheet are being maintained in accordance with GAAP or liens for current Taxes not yet due and payable; (ii) Encumbrances (if any) reflected on the December Financial Statements; (iii) imperfections of title and Encumbrances disclosed in Schedule 3.5(a) of the Seller Disclosure Schedule; (iv) purchase money security interests arising in the ordinary course of business; (v) any mechanics, materialman, or landlord liens or Encumbrances which individually or in the aggregate are immaterial; and (vi) such other imperfections of title or Encumbrances which will not, in the aggregate, have a Material Adverse Effect.

             (b) Schedule 3.5(b)(i) of the Seller Disclosure Schedule sets forth a list of all of the real property directly or indirectly owned by either Seller (including ownership of so-called "Chachira") as of December 31, 1999 related to or used in the Business (the "Owned Real Property"). With respect to such Owned Real Property, the member of the Digital Preprint and Print-on-Demand Group that owns such Owned Real Property enjoys peaceful possession thereof. Schedule 3.5(b)(ii) of the Seller Disclosure Schedule sets forth all real property leased, subleased, or otherwise occupied, by either Seller or any member of the Digital Preprint and Print-on-Demand Group, including any buildings, structures and improvements thereon or appurtenances thereto, related to or used in the Business (the "Leased Real Property") and a list of all real property leases and subleases related to such Leased Real Property. All Leased Real property listed in Schedule 3.5(b)(ii) of the Seller Disclosure Schedule are valid, binding and enforceable in accordance with their terms and are in full force and effect. No event or condition exists, or to the knowledge of the Sellers, is alleged by any of the other parties thereto to exist, which constitutes, or with giving of notice or lapse of time or both would constitute a basis for the termination of any Leased Real Property listed in Schedule 3.5(b)(ii) of the Seller Disclosure Schedule.

             (c) There are no condemnation or appropriation proceedings of any kind pending or, to Sellers' best knowledge, threatened against the Owned Real Property or Leased Real Property. There are no outstanding Contracts for the sale of any of the Owned Real Property or any portion thereof or options or rights of first refusal to purchase the Owned Real Property or any portion thereof.

             (d) The Sellers have the full right to exercise the renewal options contained in the Leased Real Property on the terms and conditions contained therein and upon due exercise would be entitled to enjoy the use of such Leased Real Property for the full term of such renewal options.

             (e) The Included Assets constitute all rights, properties and other assets used in or necessary to enable the Purchasers to conduct the Business after the Closing in all material respects as the Business has been and is now being conducted.

             (f) Except as set forth in Schedule 3.5(f), all of the Included Assets have been adequately maintained and repaired for their continued operation and are in reasonable good condition, subject to normal wear and tear, and except for the Fixtures and Equipment temporarily under repair or out of service in the ordinary course of business.

        3.6  INTELLECTUAL PROPERTY.

             (a) Schedule 3.6(a) of the Seller Disclosure Schedule lists, all U.S. and foreign patents, patent applications, trademarks and trademark applications included in the Business IP.

             (b) Except as set forth in Schedule 3.6(b) of the Seller Disclosure Schedule, the Sellers or the applicable member of the Digital Preprint and Print-on-Demand Group own or have the valid right to use all of the Business IP and Licensed IP, if any, necessary to conduct the Business as currently conducted and consistent with past practice, free of all Encumbrances; (ii) all of the Business IP and Licensed IP, if any, is valid, enforceable and unexpired, has not been abandoned, and to the knowledge of the Sellers, the products of the Business do not infringe, impair or make unauthorized use of ("Infringe") the Intellectual Property rights of any third party; (iii) no Order or Proceeding is outstanding or pending, or to the knowledge of Sellers, threatened or imminent, that would limit or challenge the ownership, use, value, validity or enforceability of any of the Business IP and Licensed IP, if any; (iv) the Sellers or the applicable member of the Digital Preprint and Print-on-Demand Group have taken all reasonable steps to protect, maintain and safeguard the value, validity and their ownership of the Business IP and Licensed IP, if any, including without limitation any confidential Business IP and Licensed IP, if any, and have taken all actions, made all filings, paid all fees and executed all agreements that are appropriate in connection with the foregoing; (v) to the knowledge of the Sellers, no employee of it or the applicable member of the Digital Preprint and Print-on-Demand Group has, in connection with the provision of services thereto, breached any third-party contract with respect to any material item of Intellectual Property which breach could reasonably be expected to have a Material Adverse Effect; (vi) without limiting clause (iii), to the knowledge of the Sellers no current or Former Employee of the Sellers or current or former consultant or independent contractor retained by the Sellers has, or has alleged to have any right, title or interest in the Business IP or Licensed IP, if any; (vii) no party to any material contract or agreement related to the Business IP is, or is alleged to be, in breach or default thereunder, and to the knowledge of the Sellers, all material contracts or agreements related to the Business IP are in full force and effect; and (viii) the transactions contemplated by this Agreement shall not impair the rights of the Sellers or the applicable member of the Digital Preprint and Print-on-Demand Group under any material contract or agreement related to the Business IP, or cause any new or additional fees to be due thereunder.

             (c) The Sellers have licensed the Business IP and Licensed IP, if any, set forth in Schedule 3.6(c) of the Seller Disclosure Schedule. Except as set forth in Schedule 3.6(c) of the Seller Disclosure Schedule, the Sellers have not licensed any Business IP or Licensed IP, if any, to any other Persons.

        3.7  ABSENCE OF UNDISCLOSED LIABILITIES.  Except (i) as set forth in
Schedule 3.7 to the Seller Disclosure Schedule, (ii) for liabilities included or reflected in the September Financial Statements, (iii) for liabilities not assumed by the Purchasers under this Agreement, (iv) for liabilities of the Business that would be required to be specifically disclosed by the terms of the representations included in Article III hereof absent the limitations with respect to such disclosure obligations based upon materiality or Material Adverse Effect contained in such representations, (v) for liabilities incurred in the ordinary course of business subsequent to the Balance Sheet Date, and (vi) for liabilities under this Agreement, there are no liabilities or obligations of any nature, whether absolute, accrued, contingent or otherwise, which relate to or arise out of the Business or any of its operations as heretofore or currently conducted, or any of the Included Assets or the past or present operation, condition or use of any of the Included Assets, and which individually or in the aggregate are material to the Business.

        3.8  ABSENCE OF CERTAIN CHANGES OR EVENTS.  Except as set forth in
Schedule 3.8 of the Seller Disclosure Schedule, since the Balance Sheet Date the Sellers have conducted the Business only in the ordinary and usual course. Without limiting the generality of the foregoing, except as set forth in Schedule 3.8 of the Seller Disclosure Schedule, since the Balance Sheet
Date:

             (a) there has been no damage, destruction or casualty loss (whether or not covered by insurance) which, individually or in the aggregate, have or are reasonably expected to have a Material Adverse Effect;

             (b) neither the Sellers nor any member of the Digital Preprint and Print-on-Demand Group has (i) granted any increase in the rate or terms of compensation payable or to become payable to the executive officers or other employees who will be employed by the Purchasers following the Closing, except, in the case of non-executive officers and other employees, for increases occurring in the ordinary course of business in accordance with its customary practices (which shall include normal periodic performance reviews and related compensation and benefit increases) or (ii) granted any increase in the rate or terms of any bonus, insurance, pension or other employee benefit plan or arrangement covering executive officers or other employees who will be employed by the Purchasers following the Closing except, in the case of non-executive officers and other employees, for increases occurring in the ordinary course of business in accordance with its customary practices (which shall include normal periodic performance reviews and related compensation and benefit increases);

             (c) neither the Sellers nor any member of the Digital Preprint and Print-on-Demand Group has entered into any agreement or terminated or materially amended any agreement material to the Business, except agreements in the ordinary course of business consistent with past practice or as permitted by this Agreement;

             (d) neither the Sellers nor any member of the Digital Preprint and Print-on-Demand Group has made any material change in its accounting methods, principles or practices, except as required by GAAP and concurred in by the Sellers' independent accountants;

             (e) neither the Sellers nor any member of the Digital Preprint and Print-on-Demand Group has sold, assigned, pledged, hypothecated, transferred, or otherwise disposed of any of the Included Assets, except in the ordinary course of business;

             (f) the Business has not incurred, nor has it or the Included Assets assumed or become liable for, any liabilities for borrowed money or other obligations to the Sellers or their affiliates other than in the ordinary course, consistent with past practice;

             (g) other than acts relating to the transactions contemplated by this Agreement and the Ancillary Agreements, the Business has been conducted in all significant respects only in the ordinary course consistent with past practice; or

             (h) neither the Sellers nor any member of the Digital Preprint or Print-on-Demand Group agreed, whether in writing or otherwise, to take any action described in this Section 3.8.

        3.9  CONTRACTS AND COMMITMENTS.

             (a) Schedule 3.9(a) of the Seller Disclosure Schedule sets forth a list of each written Contract (other than (i) purchase orders in the ordinary and usual course of business, (ii) any Contract or group of related Contracts involving the payment of less than $100,000 in the aggregate and
(iii) confidentiality agreements entered into in the usual course of business) and, notwithstanding clauses (i), (ii) and (iii), such Schedule 3.9(a) does not omit any Contracts that are, individually or in the aggregate, material to the Business. True and complete copies of all the Contracts have been delivered to the Purchasers or otherwise made available for inspection.

             (b) Except as set forth in Schedule 3.9(b) of the Seller Disclosure Schedule, each material Contract is a valid and binding agreement of the Seller or its respective subsidiary which is a party thereto and is in full force and effect, and neither Seller has knowledge of any default under any Contract listed on Schedule 3.9(a) of the Seller Disclosure Schedule which default has not been cured or waived and which default would have individually or in the aggregate, a Material Adverse Effect.

       3.10 LITIGATION, ETC. Except as set forth in Schedule 3.10 of the Seller Disclosure Schedule, there is no claim, action, suit, inquiry, arbitration, investigation, inquiry or proceeding ("Proceeding") pending, or to the knowledge of the Sellers threatened against the Sellers, or involving the Business or any of the Included Assets that could reasonably be expected to have individually or in the aggregate a Material Adverse Effect or which questions or challenges the validity of this Agreement or any Ancillary Agreement or any action taken or to be taken by any Seller pursuant to this Agreement or any Ancillary Agreement or in connection with the transactions contemplated hereby or thereby. Except as set forth in Schedule 3.10 of the Seller Disclosure Schedule, there is no judgment, decree, injunction, rule, stipulation, settlement, award or Order outstanding or to the knowledge of the Sellers threatened against the Sellers or with respect to any Included Asset that could reasonably be expected to have individually or in the aggregate a Material Adverse Effect.

       3.11  TAXES.

             (a) Except as set forth in Schedule 3.11(a) of the Seller Disclosure Schedule, each Seller has duly, timely and properly filed all Tax Returns required to be filed by it with respect to the Business and the Included Assets, except where the failure to file such Tax Return would not have a Material Adverse Effect. Except as set forth in Schedule 3.11(a) of the Seller Disclosure Schedule, such reports and Tax Returns were complete and accurate in all material respects. Except as set forth in Schedule 3.11(a) of the Seller Disclosure Schedule, each Seller has duly paid all Taxes and other charges due from it (whether or not as shown on such reports or returns) with respect to the income or operations of the Business and the Included Assets.

             (b) Except as set forth in Schedule 3.11(b) of the Seller Disclosure Schedule, each member of the Digital Preprint and Print-on-Demand Group to the extent that it is not part of a consolidated, combined or unitary Tax Return, with any Seller as common parent of such Tax Return, has duly, timely and properly filed all Tax Returns required to be filed by it with respect to the Business and the Included Assets, except where the failure to file such Tax Return would not have a Material Adverse Effect. Except as set forth in Schedule 3.11(b) of the Seller Disclosure Schedule, such reports and returns were complete and accurate in all material respects. Except as set forth in Schedule 3.11(b) of the Seller Disclosure Schedule, each member of the Digital Preprint and Print-on-Demand Group to the extent that it is not part of a consolidated, combined or unitary Tax Return with any Seller as common parent of such Tax Return has duly paid all Taxes and other charges due from it (whether or not shown on such reports or returns) with respect to the income or operations of the Business and the Included Assets.

             (c) Except as set forth in Schedule 3.11(c) of the Seller Disclosure Schedule, no deficiencies for any Tax have been proposed in writing, asserted or assessed against the Sellers, the Business, the Included Assets, or the Digital Preprint or Print-on-Demand Group.

             (d) Except as set forth in Schedule 3.11(d) of the Seller Disclosure Schedule, there are no examinations or audits of any Seller, the Business and the Included Assets, or the Digital Preprint or Print-on-Demand Group Tax Return currently underway.

             (e) Except as set forth in Schedule 3.11(e) of the Seller Disclosure Schedule, neither the Sellers nor the Digital Preprint or Print-on-Demand Group is a party to, bound by or has any material obligation under any Tax sharing, Tax indemnification, Tax allocation, or similar contract or arrangement (whether or not written). Except as set forth in
Schedule 3.11(e) of the Seller Disclosure Schedule, neither the Sellers nor the Digital Preprint or Print-on-Demand Group (i) has been a member of an affiliated group filing a consolidated, combined or unitary, or similar type of income Tax Return, or (ii) has any liability for any Taxes of any person under Treasury regulation Section 1.1502-6(a) (or any comparable foreign, state, or local law or regulation), or as a transferee or successor, by contract or otherwise.

             (f) Except as set forth in Schedule 3.11(f) of the Seller Disclosure Schedule, none of the Included Assets are United States real property interests within the meaning of Section 897 of the Code and the Treasury Regulations promulgated thereunder.

             (g) Each member of the Digital Preprint and Print-on-Demand Group has a taxable year end of December 31.

       3.12  COMPLIANCE WITH LAW; NECESSARY AUTHORIZATIONS.

             (a) Each Seller and each member of the Digital Preprint and Print-on-Demand Group has complied, in all material respects, in respect of the Business, with and the Business is being conducted in compliance with all applicable Laws, rules, regulations, Permits (as defined), authorizations, judgments and decrees of all Governmental and Regulatory Authorities, and the Sellers have not received notice of any material violation of Laws, except where the failure to so comply, individually or in the aggregate would not have a Material Adverse Effect.

             (b) Each Seller and each member of the Digital Preprint and Print-on-Demand Group has all material Federal, state, local and foreign governmental approvals, authorizations, certificates, franchises, licenses, permits and rights ("Permits") necessary for it to conduct the Business as now conducted, except where the failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect and there has occurred no default under any such Permit which individually or in the aggregate would have a Material Adverse Effect. Schedule 3.12(b) of the Seller Disclosure Schedule sets forth all material Permits.

       3.13  LABOR MATTERS.

             (a) Except as set forth in Schedule 3.13 of the Seller Disclosure Schedule, there is no labor strike, or material labor dispute, grievance, or arbitration proceeding, relating to the Business, or material charge of unfair labor practice relating to the Business actually pending or, to the knowledge of the Sellers threatened, against or affecting the Business.

             (b) Except as set forth in Schedule 3.13 of the Seller Disclosure Schedule, no Seller has, during the 12-month period prior to the date hereof, experienced any material work stoppage or other material labor dispute relating to the Business.

             (c) Except as set forth in Schedule 3.13 of the Seller Disclosure Schedule, no unions or other collective bargaining units have been certified or recognized by any Seller as representing any of the employees of the Business and to the knowledge of the Sellers there are no existing union organizing efforts or representation questions with respect to any of the employees of the Business.

             (d) Except as set forth in Schedule 3.13 of the Seller Disclosure Schedule, and other than pursuant to applicable employment laws and regulations and extension orders ("tzavei harchava"), none of the Sellers is subject to, nor do employees of any such corporation benefit from, any agreement, arrangement, understanding or custom with respect to employment (including, without limitation, termination thereof) and none of the Sellers has any custom with respect to termination of employment.

             (e)  Set forth in Schedule 3.13(e) of the Seller Disclosure
Schedule is a list of certain employees of the Business as previously discussed between Creo and Scitex Corporation.

             (f) Except as set forth in Schedule 3.13 of the Seller Disclosure Schedule, there are no complaints, charges or Proceeding (including, without limitation, any claim resulting from a bonus arrangement) against either Seller pending or, to the knowledge of Sellers, threatened to be brought or filed with any Governmental or Regulatory Authority by any employee of the Business, prospective employee, former employee, retiree, labor organization or other representative of the Seller's employees except for those which, individually or in the aggregate, would not have a Material Adverse Effect.

             (g) Except as set forth in Schedule 3.13 of the Seller Disclosure Schedule, each Seller is in compliance with all Laws, regulations and orders relating to the employment of labor, including all such Laws and Orders relating to wages, hours, collective bargaining, discrimination, civil rights, safety and health, workers' compensation and the collection and payment of withholding and similar Taxes except for non-compliance which, individually or in the aggregate, would not have a Material Adverse Effect and each of the Sellers has complied with all applicable provisions, whether contractual, customary or otherwise legally required, relating to employees, and their terms and conditions of employment including, without limitation, with respect to wages and hours, except where the failure to comply would not (individually or in the aggregate) have a Material Adverse Effect.

             (h) Except as set forth in Schedule 3.13 of the Seller Disclosure Schedule, there are no unfair labor practice claims or charges pending, or to the knowledge of the Sellers, threatened against any of the Sellers that would have a Material Adverse Effect. None of the Sellers is engaged in any unfair labor practice, except for any noncompliance or practice that would not have a Material Adverse Effect. With respect to the employees of the Business, individually and in the aggregate, no event has occurred and, to the best knowledge of the Sellers, there exists no condition or set of circumstances, in connection with which any of the Sellers could be subject to any liability that is reasonably likely to have a Material Adverse Effect.

             (i) Except as listed in Schedule 3.13(i) of the Seller Disclosure Schedule, there are no material agreements between the Sellers and any of its directors, officers, executives or employees who will be employed by the Purchasers following the Closing which cannot be terminated by the Sellers by three months notice or less without giving rise to a claim for damages or compensation (except for statutory severance pay).

             (j) The severance pay due to the employees of the Business is provided or fully funded for in accordance with generally accepted accounting principles in Israel, consistently applied. All liabilities of the Sellers in connection with the employees of the Business (excluding illness pay) were adequately accrued in the September Financial Statements (in accordance with said principles) and, other than as set forth in Schedule 3.13(j) of the Seller Disclosure Schedule, the Sellers are not aware of any circumstance whereby any employee of the Business might demand from the Sellers (whether legally entitled to or not) any claim for compensation on termination of employment beyond the statutory severance pay and pension to which such employee is entitled.

             (k) All amounts which the Sellers are legally or contractually required to deduct from the salaries of the employees of the Business and/or transfer to such employees' pension or provident, life insurance, incapacity insurance, continuing education fund or otherwise have been duly paid into the appropriate fund or funds, and none of the Sellers has any outstanding obligation to make any such transfer or provision.

       3.14  EMPLOYEE BENEFIT PLANS.

             (a) Schedule 3.14 of the Seller Disclosure Schedule sets forth a true and complete list of all "employee benefit plans," within the meaning of Section 3(3) of the ERISA, and all other material bonus, profit sharing, pension, severance, employment, change-in-control, deferred compensation, health, life, stock option, disability and all other material employee benefit plans, programs and arrangements currently maintained, sponsored or contributed to by the Sellers on behalf of employees or Former Employees of the Business (each an "Employee Benefit Plan"). True and complete copies of each of the Employee Benefit Plans and related documents have been delivered or made available to Purchasers and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter, if applicable; (iii) any summary plan description and other written communications by the Sellers or any of their subsidiaries to their employees concerning the extent of the benefits provided under an Employee Benefit Plan; and (iv) for the two most recent years (A) the Form 5500 and attached schedules, (B) audited financial statements, (C) actuarial valuation reports and (D) attorney's response to an auditor's request for information.

             (b) Except for noncompliance and any failures to maintain and operate any Employee Benefit Plan as would not individually or in the aggregate result in a Material Adverse Effect: (i) each Employee Benefit Plan has been maintained and operated in accordance with its terms and applicable law, including without limitation ERISA and the Code (including rules and regulations thereunder); (ii) each Employee Benefit Plan intended to qualify under Section 401(a) of the Code (or similar provisions for tax-registered or tax-favored plans of foreign jurisdictions) has received a determination letter from the U.S. Internal Revenue Service (or, if applicable, any required approvals of foreign governmental authorities for tax-registered or tax-favored plans of foreign jurisdictions) to the effect that the Employee Benefit Plan is qualified under Section 401 of the Code (or similar provisions for tax-registered or tax-favored plans of foreign jurisdictions) and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification; (iii) no claim, lawsuit, arbitration or other action has been asserted, instituted or, to the best knowledge of Sellers, threatened against any Employee Benefit Plan (other than non-material routine claims for benefits, and appeals of such claims), any trustee or fiduciaries thereof, the Sellers, any director, officer, or employee thereof, or any of the assets of any trust of any Employee Benefit Plan and no facts or circumstances exist that could reasonably be expected to give rise to any such claim, lawsuit, arbitration or other action; (iv) no Employee Benefit Plan is or expected to be under audit or investigation by the U.S. Internal Revenue Service, U.S. Department of Labor, or any other governmental authority (v) no Employee Benefit Plan provides retiree welfare benefits and neither the Sellers nor any of their Subsidiaries have any obligation to provide any retiree welfare benefits to any employees or Former Employees of the Business other than as required by
Section 4980B of the Code; and (vi) neither the Sellers nor any ERISA Affiliate (as defined below) has engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA.

             (c) No Employee Benefit Plan is (i) a "multiemployer plan," as defined in Section 3(37) of ERISA, or (ii) otherwise subject to Title IV of ERISA. With respect to each employee benefit plan subject to Title IV of ERISA or Section 412 of the Code maintained or contributed to by Sellers or any entity that would be deemed to be a "single employer" with the Sellers under Section 414(b), (c), (m) or (o) of the Code (an "ERISA Affiliate"), there is no actual or contingent liability of Sellers or otherwise relating to the Business under Title IV of ERISA or Section 412 of the Code to such employee benefit plan or the Pension Benefit Guaranty Corporation (other than the payment of premiums to the Pension Benefit Guaranty Corporation).

             (d) With respect to severance funds, pension funds and management insurance ("Bitauch Menahlim") and with respect to each Employee Benefit Plan that is not subject to United States law and which is maintained or contributed to by the Sellers governed by Israeli Law (a "Foreign Employee Plan"), the fair market value of the assets of each funded Foreign Employee Plan, the liability of each insurer for any Foreign Employee Plan funded through insurance or the book reserve established for any Foreign Employee Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such Foreign Employee Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Employee Plan and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations.

             (e) No Employee Benefit Plan exists that could result in the payment (other than any governmental mandated payment or payment required by Law) to any present or Former Employee of the Business of any money or other property or accelerate or provide any other rights or benefits to any present or Former Employee of the Business as a result of the transaction contemplated by this Agreement. There is no contract, plan or arrangement (written or otherwise) covering any employee or former employee of the Business that, individually or collectively, could reasonably be expected to give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G of the Code.

       3.15 NO BROKERS OR FINDERS. Neither the Sellers, nor any of their respective directors or officers, has taken any action that, directly or indirectly, would obligate the Purchasers to anyone acting as broker, finder, financial advisor or in any similar capacity in connection with this Agreement or any transactions contemplated hereby.

       3.16 ACCOUNTS RECEIVABLE. Except as set forth in Schedule 3.16 of the Seller Disclosure Schedule, the accounts receivable arising from the conduct of the Business as of the Balance Sheet Date and as of the date hereof, represent sales actually made in the ordinary course of business for goods or services delivered or rendered in bona fide arms length transactions.

       3.17 INVENTORY. Except as set forth in Schedule 3.17 of the Seller Disclosure Schedule and for inventory reserves consistent with past practice as of the Balance Sheet Date: all material items of Inventory are of good and merchantable quality and are fit for the purpose for which they are intended and are of a quantity usable in the ordinary and usual course of the Business as currently conducted, and do not consist of obsolete or damaged materials. The Inventory is valued by the Sellers or their subsidiaries for financial reporting purposes in accordance with GAAP. Except for Inventory in the hands of customers, the Sellers or their subsidiaries have good and marketable title to all of the Inventory free and clear of all material Encumbrances.

       3.18 CUSTOMERS AND SUPPLIERS. Except as set forth in Schedule 3.18 of the Seller Disclosure Schedule, there has not been any material adverse change and there are no facts known to the Sellers which may reasonably be expected to indicate that any material adverse change may occur in the business relationship of any Seller with any material customer or supplier of the Business and no Seller is engaged in any material dispute with any of the material customers or suppliers of the Business.

       3.19 CONSENTS AND APPROVALS OF GOVERNMENTAL AND REGULATORY AUTHORITIES AND THIRD PARTIES. Except for (i) the approval of the Office of the Chief Scientist of the Israeli Ministry of Trade & Industry; (ii) the approval of the Israeli Investment Centre of the Israeli Ministry of Trade & Industry; (iii) the approval of the Director of Restrictive Trade Practices of the Israeli Ministry of Trade & Industry; (iv) the approval of any Governmental or Regulatory Authorities relating to competition in appropriate jurisdictions; and (v) as set forth in Schedule 3.19 of the Seller Disclosure Schedule, no consent, approval or authorization of, or declaration, filing or registration with, or the giving of notice to, any Governmental or Regulatory Authority or any other Person or entity is required in connection with the execution, delivery and performance by the Sellers of this Agreement or the Ancillary Agreement or the consummation by the Sellers of the transactions contemplated hereby and thereby except where the failure to secure any of the foregoing would not (individually or in the aggregate) have a Material Adverse Effect.

       3.20 NON-DISTRIBUTIVE INTENT. Scitex Corporation is acquiring the Shares to be issued hereunder for its own account (and not for the account of others) for investment and not with a view to the distribution thereof; provided that the disposition of its property shall at all times be within its discretion and control.

       3.21 INSURANCE. The insurable properties relating to the Business and the conduct of the Business by the Sellers, are adequately insured by financially sound and reputable insurers, except to the extent the Sellers self-insure on the date hereof, against all risks usually insured against by persons owning or operating similar properties or businesses. Since January 1, 1998, no material claim by the Sellers or their subsidiaries for coverage under such policies (or any predecessor policies) has been denied.

       3.22  TRANSACTIONS WITH AFFILIATES.

             (a) Schedule 3.22(a) of the Seller Disclosure Schedule lists all material agreements and arrangements related to the Business between the Sellers and any affiliate of the Sellers or among divisions of the Sellers.

             (b) Except as set forth on Schedule 3.22(a) of the Seller Disclosure Schedule, (i) there are no material intercompany services currently being provided (x) by any affiliate of the Sellers to the Sellers or (y) by the Sellers to any of their affiliates relating to the Business, and (ii) no material contracts between any of the Sellers on the one hand and any of Sellers' affiliates, on the other, relating to the Business.

       3.23 GOVERNMENT GRANT PROGRAMS. Schedule 3.23 of the Seller Disclosure Schedule provides a complete list of all material pending and outstanding grants, incentives and subsidies (collectively, "Grants") from the Government of the State of Israel or any agency thereof, or from any foreign governmental or administrative agency, to the Sellers relating to the Business including, without limitation, (i) Approved Enterprise Status from the Investment Center and (ii) grants from the Office of the Chief Scientist of the Israeli Ministry of Trade & Industry. The Sellers have made available to the Purchasers, prior to the date hereof, correct copies of all applications for Grants submitted by the Sellers and of all letters of approval, and supplements thereto, granted to the Sellers. Schedule 3.23 of the Seller Disclosure Schedule details all material undertakings of the Sellers given in connection with the Grants. Without limiting the generality of the above, Schedule 3.23 of the Seller Disclosure Schedule includes the aggregate amounts of each Grant, and the aggregate outstanding obligations thereunder of the Sellers with respect to royalties, or the outstanding amounts to be paid by the Office of the Chief Scientist of the Israeli Ministry of Trade & Industry to the Sellers and the composition of such obligations or amount by the product or product family that it relates to. The Sellers are in compliance, in all material respects, with the terms and conditions of their respective Grants and, except as disclosed in Schedule
3.23 of the Seller Disclosure Schedule, have duly fulfilled, in all material respects, all the undertakings relating thereto. The Sellers are not aware of any event or other set of circumstances that might lead to the revocation or material modification of any of the Grants.

       3.24 ENVIRONMENTAL MATTERS. Except as could not reasonably be expected, individually or in the aggregate, to result in material liability under or relating to Environmental Laws and relating to the Included Assets, the Business or the corporations the shares of which are included among the Included Assets (hereinafter the "Corporations"):

             (a) The Included Assets, the Business and the Corporations hold, and are in compliance with and have been in continuous compliance with all Environmental Permits, and are, and have been, otherwise in compliance in all material respects with all Environmental Laws and, to the knowledge of the Sellers and the Corporations, there is no condition that would reasonably be expected to prevent or interfere with compliance with all Environmental Laws in the future;

             (b) No modification, revocation, reissuance, alteration, transfer, or amendment of the Environmental Permits, or any review by, or approval of, any third party of the Environmental Permits is required in connection with the execution or delivery of this Agreement or the consummation of the transactions contemplated hereby or the continuation of the Business following such consummation;

             (c) None of the Sellers and the Corporations has received any Environmental Claim relating to the Included Assets, the Business or the Corporations, and none of the Sellers and the Corporations is aware after reasonable inquiry of any such threatened Environmental Claim nor has any reason to believe that any such Environmental Claim will be made or threatened in the future;

             (d) None of the Sellers and the Corporations has entered into, has agreed to, or is subject to any judgment, decree, order or other similar requirement of any governmental authority under any Environmental Laws and relating to the Included Assets, the Business or the Corporations which would have individually or in the aggregate a Material Adverse Effect;

             (e)  There are no (i) underground or aboveground storage tanks,
(ii) sumps, (iii) surface impoundments, (iv) landfills (v) sewer or septic systems or (vi) Hazardous Materials currently or formerly present at or about any of the Included Assets or any properties or facilities currently or formerly owned, leased or otherwise used by the Corporations, or any properties or facilities currently or formerly owned, leased or otherwise used in connection with the Business, that could reasonably be expected to give rise to liability under or relating to any Environmental Laws which would have individually or in the aggregate a Material Adverse Effect; and

             (f) Hazardous Materials have not been generated, transported, treated, stored, disposed of, arranged to be disposed of, released or threatened to be released at, on, from or under any of the Included Assets, any properties or facilities currently or formerly owned, leased or otherwise used by the Corporations, or any properties or facilities currently or formerly owned, leased or otherwise used in connection with the Business, in violation of Environmental Laws or in a manner or to a location that could reasonably be expected to give rise to liability under any Environmental Laws which would have individually or in the aggregate a Material Adverse Effect.

       3.25 YEAR 2000. Except as set forth on Schedule 3.25 of the Seller Disclosure Schedule, to the best knowledge of the Sellers, the change to the Year 2000 has not caused, and is not expected to cause, a material disruption to the operation of the Business or otherwise have a Material Adverse Effect.


                                 ARTICLE IV

               REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

        The Purchasers hereby jointly and severally represent and warrant as follows except as otherwise specifically stated in the Purchaser Disclosure Schedule. The disclosure of any fact or item in the Purchaser Disclosure Schedule (i) shall not be deemed to constitute an acknowledgment that any such fact or item is required to be disclosed, (ii) does not represent a determination that such item did not arise in the ordinary course of business, or (iii) does not represent a determination that such item is material and shall not be deemed to establish a standard of materiality.


        4.1 ORGANIZATION AND QUALIFICATION. Each Purchaser is a duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization with the requisite power and authority to own its properties and carry on its business in all material respects as presently owned or conducted. Each

Purchaser is licensed or qualified to transact business and is in good standing in each jurisdiction in which, because of its business conducted there or the nature of its properties there, it would be required to be so licensed or qualified and in which the failure to be so licensed or qualified would have a material adverse effect on the business or operations (as currently conducted) or on the financial condition of the Purchasers, taken as a whole.

        4.2  CAPITALIZATION.

             (g) Creo is authorized to issue an unlimited number of Creo Common Shares and an unlimited number of Creo Preferred Shares. As of January 13, 2000, (i) 32,471,722 Creo Common Shares were issued and outstanding, (ii) no Creo Preferred Shares were issued and outstanding and (ii) options to acquire 5,088,138 Creo Common Shares were outstanding under all stock option plans of Creo. All of the outstanding Creo Common Shares are duly authorized, validly issued, fully paid and nonassessable.

             (h) Except as set forth on Schedule 4.2(b) of the Purchaser Disclosure Schedule, as of the date hereof, (i) there is no outstanding right, subscription, warrant, call, option or other agreement or arrangement of any kind to purchase or otherwise to receive from Creo any of the outstanding authorized but unissued or treasury shares of the capital stock or any other security of Creo or any of its subsidiaries, (ii) there is no outstanding security of any kind convertible into or exchangeable for such capital stock and (iii) there is no voting trust or other agreement or understanding to which Creo or any of its affiliates is a party or is bound with respect to the voting of the capital stock of Creo.

             (i) Each Purchaser other than Creo is a direct or indirect wholly-owned subsidiary of Creo.

        4.3  AUTHORITY; NO BREACH.

             (a) Each Purchaser has all requisite power and authority to execute and deliver this Agreement and the Ancillary Agreements and to perform, carry out and consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Ancillary Agreements have been duly authorized by all necessary action on the part of each Purchaser and, subject to the approval of Creo's shareholders referred to in Section 5.30. This Agreement is the legal, valid and binding obligation of each Purchaser, enforceable against each Purchaser in accordance with its terms except as enforceability may be limited or affected by applicable bankruptcy, insolvency, reorganization or other laws of general applicability relating to creditors' rights and except as enforceability may be limited by rules of law governing specific performance, injunctive relief or other equitable remedies.

             (b) Neither the execution and delivery of this Agreement by any Purchaser nor the consummation of the transactions contemplated herein will:
(i) violate any provision of the Constitutive Documents of any Purchaser;
(ii) conflict with,
result in a breach of or constitute a default under or result in the invalidity of, or accelerate the performance required by or cause the acceleration of the maturity of any debt or obligation pursuant to any material agreement or commitment to which any Purchaser is a party or by which any Purchaser (or any of its material properties or assets) is subject or bound; (iii) conflict with, violate, result in a breach of or constitute a default under any material judgment, decree, order, or process of any Governmental or Regulatory Authority; (iv) conflict with or violate any statute, Law or regulation applicable to the business or operations of any Purchaser, except where such conflicts or violations (individually or in the aggregate) would not have a material adverse effect on the business or operations (as currently conducted) or the financial condition of the Purchasers and their subsidiaries, taken as a whole; (v) terminate or modify in any material respect, or give any third party the right to terminate or modify in any material respect, the provisions or terms of any material contract or agreement to which any Purchaser is a party or by which it (or any of its material assets) is subject or bound; or (vi) require any Purchaser to obtain any authorization, consent, approval or waiver from, or to make any filing with, any Person, except where the failure to obtain such authorization, consent, approval or waiver or make any filing would not have a material adverse affect on the business or operations (as currently conducted) or on the financial condition of the Purchasers and their subsidiaries, taken as a whole, other than such as have been obtained or made.

        4.4  FINANCIAL STATEMENTS.

             (a) Prior to the date hereof, Creo has delivered to the Sellers the audited consolidated balance sheets and related statements of operations and of changes in financial position of Creo at September 30, 1999 and 1998 and for the three years ended September 30, 1999 (the "Purchaser Financial Statements").

             (b) The Purchaser Financial Statements have been prepared from the books and records of Creo and present fairly the financial position of Creo and its consolidated subsidiaries as of the dates thereof and its consolidated results of operations for the periods then ended in each case in accordance with generally accepted accounting principles in Canada, which materially conform with those established in the United States except as explained in a note to the Purchaser Financial Statements.

        4.5 ABSENCE OF UNDISCLOSED LIABILITIES. The Purchasers have no liabilities or obligations of any nature, whether absolute, accrued, contingent or otherwise, which individually or in the aggregate are material to Creo and its subsidiaries, taken as a whole, except for (i) liabilities included or reflected in the Purchaser Financial Statements; (ii) liabilities disclosed in the Purchaser Disclosure Schedule; (iii) liabilities incurred in the ordinary course of business subsequent to September 30, 1999; or (iv) liabilities under this Agreement.

        4.6 NO BROKERS OR FINDERS. Neither the Purchasers, nor any of their directors or officers, has taken any action that, directly or indirectly, would obligate the Sellers to anyone acting as broker, finder, financial advisor or in any similar capacity in connection with this Agreement or the transactions contemplated hereby.

        4.7 ABSENCE OF CERTAIN CHANGES OR EVENTS. From September 30, 1999 through December 31, 1999 the business of Creo has been conducted only in the ordinary and usual course. Without limiting the generality of the foregoing, from September 30, 1999 through December 31, 1999 Creo has not:

             (a) suffered any damage, destruction or casualty loss (whether or not covered by insurance) which materially and adversely affects its business or operations or its financial condition;

             (b) made any material change in its accounting methods, principles or practices;

             (c)  authorized any stock split or recapitalization;

             (d) sold, transferred, or otherwise disposed of any of its properties or assets, except in the ordinary course of business and consistent with past practice; or

             (e) agreed whether in writing or otherwise, to take any action described in this Section 4.7.

        4.8 LITIGATION. There is no Proceeding pending or, to the knowledge of the Purchasers, threatened against the Purchasers that could be reasonably expected to have a material adverse effect on the business or operations (as currently conducted) or on the financial condition of Creo and its subsidiaries, taken as a whole, or which questions or challenges the validity of this Agreement or any Ancillary Agreement or any action taken or to be taken by the Purchasers pursuant to this Agreement or any Ancillary Agreement or in connection with the transactions contemplated hereby or thereby. There is no Order outstanding or to the Purchasers' knowledge, threatened against the Purchasers which could be reasonably expected to have a material adverse effect on the business or operations (as currently conducted) or on the financial condition of Creo and its subsidiaries, taken as a whole.

        4.9  COMPLIANCE WITH LAW.

             (a) Each Purchaser has complied, in all material respects, in respect of its business, operations and properties, with all applicable laws, rules, regulations, Permits, licenses, authorizations, judgments and decrees of all Governmental and Regulatory Authorities, except where the failure to so comply would not have a material adverse effect on the business or operations or financial condition of Creo and its subsidiaries, taken as a whole.

             (b) Each Purchaser has all Permits necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted, except where the failure to so comply would not have a material adverse effect on the business or operations or financial condition of Creo and its subsidiaries, taken as a whole and there has occurred no default under any such Permit which alone or in the aggregate would have a material adverse effect on the business, properties or financial condition of Creo and its subsidiaries, taken as a whole.

       4.10 CONSENTS AND APPROVALS OF GOVERNMENTAL AUTHORITIES AND OTHERS. Except as set forth in Schedule 4.10 of the Purchaser Disclosure Schedule, no consent, approval or authorization of, or declaration, filing or registration with, or the giving of notice to, any Governmental or Regulatory Authority or any other person or entity is required in connection with the execution, delivery and performance by the Purchasers of this Agreement or the Ancillary Agreements or the consummation by the Purchasers of the transactions contemplated hereby or thereby except where the failure to secure any of the foregoing would not (individually or in the aggregate) have a material adverse effect on the business or operations (as currently conducted) or financial condition of Creo and its subsidiaries, taken as a whole.

       4.11 VALIDITY OF SHARES. The Shares to be delivered to Scitex Corporation pursuant to this Agreement, when issued in accordance with the terms and provisions of this Agreement, will be validly authorized, validly issued, fully paid, nonassessable and duly listed on the Stock Exchanges. All of the Shares issuable to Scitex Corporation will be sold to Scitex Corporation free and clear of all Encumbrances (other than as contemplated by the Standstill Agreement and Registration Rights Agreement) and preemptive rights.

       4.12  SEC REPORTS.

             (a) Since July 28, 1999, Creo has filed all required forms, reports and documents with the SEC required to be filed by it pursuant to the U.S. federal securities laws and the SEC's rules and regulations thereunder, all of which complied as of their respective filing dates in all material respects with all applicable requirements of the Securities Act and Exchange Act and the rules promulgated thereunder except where the failure to file any such reports or to comply with such requirements could not reasonably be expected to have a material adverse effect on Creo and its subsidiaries taken as a whole. None of such forms, reports or documents at the time filed with the SEC contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Creo included in such forms and reports (including the notes thereto) at the time filed with the SEC complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto.

             (b)  Since July 28, 1999, Creo has:

                  (i) been and is currently a reporting issuer not in default in each of the provinces of British Columbia, Ontario and Manitoba;

                  (ii) complied in all material respects with the securities laws, regulations, rules and published policy statements of the securities regulatory authorities in each of the provinces of British Colombia, Ontario and Manitoba (the "Canadian Securities Laws");

                  (iii) not been the subject of any order preventing or suspending trading in its securities by the securities regulatory authority in any jurisdiction; and

                  (iv) filed all forms, reports and documents required under Canadian Securities Laws except where the failure to file any such reports could not reasonably be expected to have a material adverse effect on Creo and its subsidiaries, taken as a whole and all such forms, reports and documents are true, correct and complete in all material respects and do not contain any misrepresentation (as defined in Canadian Securities Laws).

             (b) The issued and outstanding Creo Common Shares are listed and posted for trading on the Stock Exchanges and Creo has complied in all material respects with the rules and policies of the Stock Exchanges.


                                   ARTICLE V

                                   COVENANTS

        5.1 OPERATION OF THE BUSINESS FOR THE BENEFIT OF THE PURCHASERS. From January 1, 2000 until the Closing, the Sellers shall operate the Business (i) exclusively, to the extent possible and permitted by applicable Law, as a separate entity for the benefit of the Purchasers and (ii) in accordance with the provisions of Section 5.2. In furtherance of the foregoing, all profits (losses) of the Business from January 1, 2000 shall be for the benefit (expense) of the Purchasers. Notwithstanding the foregoing, if this Agreement is terminated prior to Closing, any profits (losses) of the Business from January 1, 2000 shall be for the benefit (expense) of the Sellers.

        5.2  CONDUCT OF THE BUSINESS.  Each of the Sellers hereby covenants
(i) that since December 31, 1999 it has conducted the Business in the ordinary and usual course and (ii) that from the date hereof until the Closing, and except as contemplated by this Agreement or expressly consented to by the Purchasers, each Seller and member of the Digital Preprint and Print-on-Demand Group will and will cause their respective subsidiaries that are involved in the Business or that own any Included Assets to conduct the Business in the ordinary and usual course, and use their reasonable best efforts to preserve intact the Business as conducted as of December 31, 1999. Without limiting the generality of the foregoing, from the date hereof and until the Closing each Seller and member of the Digital Preprint and Print-on-Demand Group will, and will cause their respective subsidiaries that are involved in the Business with respect to the Business and the Included Assets to:

             (c) use reasonable best efforts to maintain the assets and properties of the Business in reasonably good working order and condition, ordinary wear and tear excepted;

             (d) use reasonable best efforts to maintain adequate insurance upon the properties and assets of the Business in such amounts and of such kinds as are comparable to those in effect on the date of this Agreement;

             (e) use reasonable best efforts to keep available (subject to dismissals and retirements in the ordinary course of business consistent with past practice), the services of the current officers and employees of the Business;

             (f) use reasonable best efforts to preserve the current advantageous relationships with persons having business dealings with the Business;

             (g) use reasonable best efforts to maintain its Books and Records in the ordinary course, consistent with past practice, comply in all material respects with all Laws and contractual obligations applicable to the Included Assets or the Business and perform all of its material obligations relating to the Business;

             (h) not, except as required by the terms of an employment contract entered into prior to the date of this Agreement and disclosed in the Seller Disclosure Schedule or except (in the case of non-executive officers and other employees only) in the ordinary course of business consistent with past practice, make any increase in the salary, wages or other compensation of any officer or employee of the Business;

             (i) not adopt, enter into, terminate or materially amend or modify any Benefit Plan relating to the Business, except to the extent required by applicable law;

             (j) not modify or change in any material respect any Contract relating to the Business other than in the ordinary course of business consistent with past practice, or enter into any Contract relating to the Business other than in the ordinary course of business consistent with past practice;

             (k) not make, or enter into commitments to make, capital expenditures other than in the ordinary course of business consistent with past practice;

             (l) not sell, transfer, or otherwise dispose of or voluntarily encumber any fixed asset of the Business other than in the ordinary course of business, consistent with past practice;

             (m) not sell, transfer, or otherwise dispose of or voluntarily encumber or agree to sell, transfer, or otherwise dispose of or voluntarily encumber, any Owned Real Property or Leased Real Property;

             (n) not sell, transfer, license or otherwise dispose of, any Business IP;

             (o) not settle any lawsuit or claim if such settlements of lawsuits and claims impose any continuing liability or non-monetary obligation on the Business or any of the Included Assets or if such settlement payments (net of any insurance recoveries) exceeds the reserves therefor set forth in the December Balance Sheet unless such lawsuit or claim is not an Assumed Liability and other than the settlement of claims listed in
Schedule 5.32 of the Seller Disclosure Schedule;

             (p) not enter into or agree to enter into any employment agreement or collective bargaining agreement for the benefit of the employees of the Business or amend or modify or agree to amend or modify any existing employment or collective bargaining agreement for the benefit of the employees of the Business;

             (q) not make any material changes in Sellers' accounting methods, practices or procedures as they relate to the Business (except as required by GAAP and approved in writing by Sellers' independent accountants);

             (r) not make any changes in Sellers' methods, practices or procedures relating to accounts receivable, accounts payable or credit policies of the Business (including without limitation extending its trade receivables or making any changes to its receivables write-off policies or changing its payables cycle policies);

             (s) not make any material changes in its marketing programs, sales promotion, pricing policies or product lines relating to the Business;

             (t) not enter into any other material transaction relating to the Business; and

             (u) not enter into any agreement to do or engage in any of the foregoing.

        5.3  POST-CLOSING CASH PAYMENT.

             (a) On the Closing and as part of the Included Assets, the Sellers shall deliver to Creo an amount in cash equal: to the cash at December 31, 1999, as reflected on the December Balance Sheet, PLUS the December Cash Amount, LESS all cash in the bank accounts of the Digital Preprint and Print-on-Demand Group and their respective subsidiaries as of the Closing Date (the "Closing Date Cash Amount").

             (b) Within 45 calendar days of the Closing, the Sellers shall prepare or cause to be prepared, and deliver to Creo a balance sheet and statement of operations of the Business as of the Closing Date and for the period from January 1, 2000 to the Closing (the "Interim Period") (the "Closing Date Financial Statements"), which shall have been audited by Kesselman & Kesselman (PWC), Certified Public Accountants (Isr.) and which shall be accompanied by an unqualified opinion expressed thereon by such firm. The Closing Date Financial Statements shall be derived or "carved-out" of the consolidated financial statements of Scitex Corporation. The Closing Date Financial Statements shall be prepared in accordance with GAAP on a basis consistent with the principles, methods, practices and estimation methodologies used in the preparation of the December Financial Statements, including but not limited to the methodology for the allocation of overhead.

             (c) Concurrently with the delivery to Creo of the Closing Date Financial Statements, Kesselman & Kesselman (PWC) shall deliver to Creo and the Sellers a calculation of the adjustment amount (the "Adjustment Amount"). The Adjustment Amount for the Interim Period shall be calculated in accordance with the following formula:

        Any net income after tax earned by the Business during the Interim Period as reflected in the Closing Date Financial Statements (if the Business incurs a net loss after tax during the Interim Period this amount shall be negative)

        minus: any increase in the non-cash tangible assets net of liabilities of the Business during the Interim Period ("Net Non-Cash Assets")

        or plus:  any decrease in the Net Non-Cash Assets.

             (d) If the Adjustment Amount is positive, within 5 Business Days of the receipt of the calculation of the Adjustment Amount, the Sellers shall pay to Creo an amount in cash equal to the Adjustment Amount. If the Adjustment Amount is negative, within 5 Business Days of the receipt of the calculation of the Adjustment Amount, Creo shall pay to the Sellers an amount in cash equal to the Adjustment Amount.

             (e) The calculation of Net Non-Cash Assets shall be made following the same accounting principles as the calculation of tangible net assets as of December 31, 1999 pursuant to Section 2.5.

        5.4 CONDUCT OF CREO'S BUSINESS. Creo covenants and agrees that from the date hereof and until the earlier of the Closing or the date on which this Agreement is terminated, and except as contemplated by this Agreement or expressly consented to by the Sellers, it will:

             (a) not declare, set aside or pay any dividend on, or make any other distribution in respect of (whether in cash, stock or property), outstanding Creo Common Shares;

             (b) not effect any reorganization or recapitalization; or split, combine or reclassify any of the capital stock or other equity interests in Creo or issue or authorize or propose the issuance of any securities in respect of, in lieu of or in substitution for, shares of such capital stock or such equity interests; and

             (c) not enter into any agreement to do or engage in any of the foregoing.

        5.5 ACCESS TO INFORMATION. From and after the date hereof until the earlier of the Closing Date or the date on which this Agreement is terminated, each party will (i) afford the other Party and its representatives reasonable access to all of its offices and other facilities and properties, (ii) permit the other party to make such inspections thereof as it may reasonably request, and
(iii) furnish the other party hereto with such financial and operating data and other information as it may from time to time reasonably request, and
(iv) make its employees available to the other party hereto for such consultation as it may from time to time reasonably request. Notwithstanding the foregoing, the Sellers shall have no obligation to furnish the Purchaser or its representatives with the Seller's customer lists or minutes of the boards of directors of the Sellers and their subsidiaries. In furtherance of the foregoing, the Sellers shall provide Creo and its representatives reasonable access to its Books and Records and to the work papers and audit files prepared by the Sellers and their independent accountants in connection with the preparation of the December Financial Statements and the Closing Date Financial Statements. All information obtained by or on behalf of the Purchasers pursuant to this Section 5.5 shall be kept confidential in accordance with the provisions of Section 5.10 and the Non-Disclosure Undertaking, dated November 22, 1999 between Creo and Scitex Corporation. All information obtained by or on behalf of the Sellers pursuant to this Section
5.5 shall be kept confidential in accordance with the provisions of Section
5.10.

        5.6  NON-COMPETE.

             (a) In order that the Purchasers may have and enjoy the full benefit of the Included Assets, during the period commencing on the Closing and ending on the later of the fifth anniversary thereof and the date upon which Scitex Corporation Beneficially Owns less than 15% of the outstanding Creo Common Shares, Scitex Corporation agrees that it shall not, and shall cause its subsidiaries not to, without the prior written consent of Creo, manage, own, operate, advise or be otherwise directly or indirectly interested in or engage in any business entity which is engaged, directly or indirectly, in the development, use or sale of products or services of the Business anywhere in the world, either as principal, manager, agent, consultant, stockholder, partner, investor or lender; provided, however, that the foregoing shall not prevent the Sellers from acquiring up to 49% of the outstanding capital stock of any company (and provided that neither Scitex Corporation nor its subsidiaries has more than one director on the board of directors of such company and does not have any involvement in the business of such company other than such stock ownership and board representation). Scitex Corporation and its subsidiaries shall be under no obligation not to compete with Creo in businesses outside the Business. For the purposes of the foregoing, the term "subsidiary" shall mean any subsidiary controlled by Scitex Corporation. "Control" shall mean on the ownership of 50% or more of the voting stock or the right to nominate the majority of the board of directors.

             (b) The Sellers agree that the covenant not to compete contained in this Section 5.6 is a reasonable covenant under the circumstances, and further agree that if in the opinion of any court of competent jurisdiction such restraint is not reasonable in any respect, such court shall have the right, power and authority to excise or modify such provision or provisions of this covenant as to the court shall appear not reasonable and to enforce the remainder of the covenant as so amended. The Sellers agree that any breach of this covenant would irreparably injure the Purchasers. Accordingly, the Sellers agree that the Purchasers may, in addition to pursuing any other remedies they may have in law or in equity, obtain an injunction against the Sellers from any court having jurisdiction over the matter restraining any further violation of this covenant by such Person.

             (c) In the event that Aprion shall breach its non-compete obligations under Section 11.3 of the Asset Purchase and Licensing Agreement dated September 23, 1999 between Aprion and Scitex Corporation (the "Aprion Agreement") as it relates to the Business, Scitex Corporation shall indemnify and hold harmless Creo for its material damages resulting from such breach. Scitex Corporation's obligation under this Section 5.6(c) shall expire upon the occurrence of the earlier of the following events (i) the expiration of the license granted to Aprion under the Aprion Agreement and assumed by Creo under the Intellectual Property License Agreements; (ii) Scitex Corporation Beneficially Owns less than 15% of the outstanding Creo Common Shares; or
(iii) February 23, 2002; provided; however, in the event that Scitex Corporation acquires control (as such term is defined in Section 5.6(a)) of Aprion, and the non-compete term provisions under Section 5.6(a) above shall apply to Aprion as a subsidiary of Scitex Corporation.

        5.7 SOLICITATION OF EMPLOYEES. Each party will cooperate with the other party to identify the employees who, consistent with Section 3.13(e) and the Schedule thereto will become employees of the Purchasers following the Closing. Each of the Sellers and Purchasers agrees that for a period of two years from and after the Closing Date they shall not, and they shall cause each of its respective subsidiaries not to, without the prior consent of the other party, employ or solicit for employment any person employed by the other party, or any of its subsidiaries, or Aprion, unless such person's employment with the other party or its subsidiaries was terminated by such other party or its subsidiaries prior to such action, provided, however, that the foregoing restriction shall not apply to the solicitation or employment by (i) the Sellers of (x) the marketing, sales and distribution and services, employees of the Wide Format, Karat and SDP businesses of the Sellers and (y) certain administrative employees of Scitex Corporation as mutually agreed by the parties prior to the Closing and (ii) the Purchasers of employees of the Business, consistent with Section 3.13(e) and the Schedule thereto and as mutually agreed by the parties prior to the Closing and shall be set forth in the Supply and Services Agreement.

        5.8 DISCUSSIONS WITH OTHERS. Except as otherwise permitted by this Agreement, from the date of this Agreement until the Closing Date, neither of the Sellers nor any of their subsidiaries or affiliates, nor any of their officers, employees, representatives or agents, will, directly or indirectly, solicit, encourage, or initiate any discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group other than the Purchasers and their employees, representatives and agents, concerning any transaction involving the sale of the Included Assets or the Business.

        5.9 BULK TRANSFER. The parties hereby waive compliance with any bulk transfer law applicable to any of the transactions contemplated hereby.

       5.10 CONFIDENTIALITY. Each party hereto shall, and shall use its best efforts to cause its subsidiaries to, and shall use reasonable best efforts to cause its representatives to: (a) hold in strict confidence and not utilize in its respective business all non-public information and documents concerning the other party hereto or any of its subsidiaries furnished to it by such other party or its representatives in connection with this Agreement or the transactions contemplated hereby, including the delivery by the Sellers of the Books and Records or copies thereof, to the extent such Books and Records contain non-public information which is not related to the Business ("Confidential Information"), except where disclosure may be required by judicial or administrative process or by Law or as may be necessary for each party to enforce its rights under this Agreement or the Ancillary Agreements (or any documents or instruments executed pursuant hereto or thereto) provided that, if disclosure is required by Law or judicial or administrative process, the party that is required to disclose the Confidential Information shall notify the non-disclosing party of such requirement as soon as possible. Notwithstanding the foregoing, the following will not constitute "Confidential Information" for purposes of this
Agreement: (i) information which was already in the possession of the receiving party or its subsidiaries prior to the date hereof and which was not acquired or obtained from the other party or its subsidiaries, (ii) information which is independently developed by the receiving party or any subsidiary thereof without access to the Confidential Information, (iii) information which is obtained or was previously obtained by the receiving party or its subsidiaries from a third person who, insofar as is known to the receiving party or its subsidiaries, is not prohibited from transmitting the information to the receiving party or its subsidiaries by a contractual, legal or fiduciary obligation to any other party or its subsidiaries and (iv) information which is or becomes generally available to the public other than as the result of a disclosure by the receiving party or any subsidiary thereof or their agents or employees. Notwithstanding the foregoing, following the Closing, the foregoing restrictions shall not apply to the use by the Purchasers of documents or information concerning the Business furnished by the Sellers hereunder.

       5.11 REGULATORY AND OTHER APPROVALS AND CONSENTS. Each party hereto will (a) take all reasonable steps necessary or desirable, and proceed diligently and in good faith and use all reasonable best efforts, as promptly as practicable to obtain all consents, approvals or actions of, to make all filings with and to give all notices to any Governmental or Regulatory Authorities or any other Person required of each party to consummate the transactions contemplated hereby, including, without limitation, those described on Schedule 4.10 of the Purchasers Disclosure Schedule, as to the Purchasers, and on Schedule 3.19 of the Seller Disclosure Schedule, as to the Sellers, and (b) provide such other information and communications to such Governmental or Regulatory Authorities or other Persons as either the Purchasers or the Sellers or such Governmental or Regulatory Authorities or other Persons may reasonably request. Subject to Section 5.27 each Seller agrees to use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to assist the Purchasers in obtaining prior to the Closing Date all Permits and Orders as are necessary in order to enable the Purchasers to conduct the Business in the ordinary course as of and from the opening of business on the Closing Date. Where the consent of any third party is required under the terms of any of the Contracts to be assumed by the Purchasers hereunder each Seller or any of its subsidiaries which is a party to such Contract will take, subject to
Section 5.27, all reasonable and necessary steps to obtain such consent on terms and conditions not materially less favorable than as in effect on the date hereof. Each Seller or such subsidiary and the Purchasers shall cooperate fully with each other to the extent reasonably required to obtain such consents. To the extent that any such consent is not so obtained with respect to any such lease, contract, license or agreement, this Agreement shall not constitute an assignment or an attempted assignment thereof. In each such case, each Seller agrees to cooperate, and to cause its subsidiaries to cooperate with the Purchasers in any reasonable arrangement designed to provide for the Purchasers the benefits under any such Contract, including enforcement of any and all rights of each Seller or its applicable subsidiary against the other party thereto arising out of the breach or cancellation thereof by such other party or otherwise. If and to the extent that such arrangement cannot be made, the Purchasers shall not have any obligation with respect to any such lease or contract.

       5.12 HSR AND ANTI-TRUST FILINGS. In addition to and without limiting the Purchasers' and the Sellers' covenants contained in Section 5.11, each party hereto will (a) take promptly all actions necessary to make the filings required of such party or their respective subsidiaries or Affiliates under the HSR Act and the competition or other similar Laws of all other jurisdictions in which notices, filings or approvals are necessary to consummate the transactions contemplated by this Agreement, (b) comply at the earliest practicable date with any request for additional information received by such party or their respective affiliates from any Governmental or Regulatory Authority pursuant to applicable Law and (c) cooperate with the other party in connection with the other party's filing under the HSR Act and the competition or other similar Laws of all other jurisdictions in which notices, filings or approvals are necessary to consummate the transactions contemplated by this Agreement.

       5.13  BOARD OF DIRECTORS; FINANCIAL STATEMENTS.

             (a) Concurrently with the Closing, Creo shall cause (i) Rimon Ben-Shaoul and Yoav Z. Chelouche (or such replacements for such individuals, reasonably acceptable to Creo, as the Sellers may designate prior to the Closing) to be elected to Creo's Board of Directors, and (ii) one of such individuals to be appointed to the nominating committee and each other significant committee of Creo's Board of Directors. From and after the Closing and for as long as the Sellers own Creo Common Shares representing 15% or more of the outstanding Creo Common Shares, Creo will (i) cause two designees of the Sellers reasonably acceptable to Creo to be included in the slate of nominees proposed by Creo's management for election to its Board of Directors, (ii) use its best efforts to obtain the election of such designees to Creo's Board of Directors, and (iii) if so elected, cause one of such individuals to be appointed to the nominating committee and each other significant committee of Creo's Board of Directors. If the Sellers own Creo Common Shares representing 7.5% or more but less than 15% of the outstanding Creo Common Shares, Creo's obligations under the preceding sentence shall be limited to one designee of the Scitex Corporation. During the periods referred to in the preceding sentences, Creo shall take all necessary action to cause a designee of the Sellers who is reasonably acceptable to Creo's Board of Directors to be appointed a Co-Chairman of Creo. After the Closing and for so long as the Sellers own more than 7.5% of the outstanding Creo Common Shares, Creo shall maintain a Board of Directors of no more than nine directors; provided however that Creo may increase the size of its Board of Directors, if the number of directors that Scitex Corporation has the right to designate is proportionately increased. From and after such time as the Sellers own Creo Common Shares representing less than 7.5% of outstanding Creo Common Shares, all of the Creo's obligations under this Section 5.13 shall terminate.

             (b) Creo shall use its reasonable best efforts to prepare or cause to be prepared and provide to the Sellers in a timely manner (for the Sellers' reporting purposes) its interim and annual financial statements.

       5.14 TRADEMARK AND TRADENAME LICENSE AGREEMENT. Effective as of the Closing Date, the Sellers and their respective subsidiaries (to the extent necessary) hereby grant to the Purchasers the exclusive (even as against the Sellers and their affiliates and subject to the existing license to Aprion), worldwide, perpetual, royalty-free, paid-up, non-assignable (except in the case of a merger, reorganization, change of control or other sale of all or substantially all of the assets or equity of Creo), non-sublicensable (except the right to sublicense end-users to use products or distributors and OEMs to sell products, but under no circumstances for independent manufacture, sale or development) right and license to use the trademark, service mark and trade name "Scitex," the Scitex logo, and all current variations, stylizations, abbreviations and derivations of same that are used in connection with the Digital Preprint business and Print-on-Demand business, including the Business. Prior to Closing, the parties shall execute a Trademark and Tradename License Agreement that embodies these terms and contains all other commercially reasonable terms for a license of this nature.

       5.15 INTELLECTUAL PROPERTY LICENSE AGREEMENTS. The parties shall enter into the Intellectual Property License Agreements at or prior to Closing.

       5.16 TREATMENT OF SELLER GUARANTIES AND COMFORT LETTERS. The Purchasers shall use their reasonable best efforts to have released and cancelled as of the Closing Date each of the guaranties and comfort letters of the Sellers set forth in Schedule 5.16 of the Seller Disclosure Schedule (the "Seller Guaranties"); provided, however, that to the extent that any Seller Guaranty cannot be so released and cancelled, Creo shall (a) use its reasonable best efforts to cause itself or any of its subsidiaries or affiliates to be substituted for the Sellers and each of its subsidiaries or affiliates directly affected thereby in respect of such Seller Guaranty (or if not possible, added as the primary obligor with respect thereto), and (b) if Creo is not able to either release and cancel such Seller Guaranty or cause itself or any of its subsidiaries or affiliates to be so substituted in all respects in respect of such Seller Guaranty, then the Purchasers must indemnify, defend and hold harmless each such Seller entity with respect to any such

Seller Guaranty. Creo hereby acknowledges and agrees that on the Closing Date, the Sellers will terminate any Seller Guaranties that they have the right to terminate.

       5.17 SUPPLY AND SERVICES AGREEMENT. The parties shall enter into the Supply and Services Agreement having the principal terms set forth in Exhibit
5.17 at or prior to the Closing.

       5.18  TRANSFER TAXES.

             (a) All value-added taxes incurred in connection with the transactions contemplated hereby (the "Value-Added Taxes") shall be borne by the Purchasers, with no reduction in the consideration to be paid to the Sellers. The Sellers shall cooperate with the Purchasers to cause the amount of the Value-Added Taxes to be refunded by the applicable Governmental or Regulatory Authority to the Purchasers as soon as reasonably practicable. Subject to paragraph (c) below, payment of the Value-Added Taxes shall be made against presentation to the Purchasers of a valid value added tax invoice and shall be made on the due date for payment of the Value-Added Taxes by the Sellers to the value added tax authorities.

             (b) For the avoidance of doubt, no Value-Added Taxes shall be due in respect of (i) the sale of cash or securities (other than shares in a "real estate association" as defined in the Value Added Tax Law 1975 ("VAT Law")); (ii) the sale of assets situated outside Israel; (iii) the export of goods out of Israel; or (iv) the sale of intangible assets to a foreign corporation which is not required to make notification to the value added tax authorities under Section 60 of the VAT Law.

             (c) At Creo's option and request, Creo's Israeli subsidiaries which are purchasing assets under the transactions contemplated herein shall be entitled to register together with Scitex Corporation under a joint value added tax registration or to request the consent of the value added tax authorities to bear any Value-Added Taxes due in connection with the purchase of assets by those subsidiaries in accordance with Section 20 of the VAT Law. In either case, Scitex Corporation shall give the Purchasers such assistance as they may reasonably request in connection with such procedures.

             (d) In the event that the Purchasers elect to purchase the real estate assets of Scitex Electronic Enterprises (International) Ltd. instead of the shares in that company and Scitex Corporation acquires those assets from Scitex Electronic Enterprises (International) Ltd. prior to selling them to the Purchasers, the Purchasers shall indemnify Scitex Corporation in respect of any Israeli Real Property Acquisition Tax incurred by Scitex Corporation on that acquisition.

             (e) The Sellers shall present the Purchasers at Closing with a certificate of exemption from withholding tax in respect of the sale of the Included Assets, which are located in Israel.

             (f) All of the Israeli Real Property Purchase Tax on the sale of the shares of Scitex Electronic Enterprises (Israel) Ltd. to the Purchasers (if applicable) shall be borne by the Purchasers.

             (g) All of the Israeli Real Property Acquisition Tax on the sale of the shares of Scitex Electronic Enterprises (Israel) Ltd. to the Purchasers (if applicable) shall be borne by the Sellers.

             (h) All transfer, documentary, sales, use, registration, stamp and other similar taxes, including any penalties, interest and additions to tax, incurred in connection with the transactions contemplated hereby other than as specifically provided in Section 5.18(a), (d), (f) and (g) ("Transfer Taxes") shall be borne equally by the Sellers and the Purchasers, respectively. The Purchasers shall reimburse the Sellers for one-half of the Transfer Taxes paid by the Sellers within five Business Days of written request for such payment. The Sellers and the Purchasers shall cooperate in timely making and filing all Tax Returns as may be required to comply with the provisions of any Transfer Tax Laws. To the extent legally able to do so, the Purchasers shall deliver to the Sellers exemption certificates satisfactory in form and substance to the Sellers, and the Sellers will make such elections reasonably requested by the Purchasers, with respect to Transfer Taxes if such delivery or elections would reduce the amount of Transfer Taxes that would otherwise be imposed.

       5.19 TERMINATION OF AGREEMENTS. The Sellers shall terminate and shall cause the termination by the Closing of any agreements, arrangements or practices relating to Taxes between any of the Sellers or any of their respective subsidiaries (other than a member of the Digital Preprint and Print-on-Demand Group), on the one hand, and any member of the Digital Preprint and Print-on-Demand Group, on the other hand, provided, however, that notwithstanding anything to the contrary in this Agreement, any member of the Digital Preprint and Print-on-Demand Group shall pay to the Sellers within 10 Business Days after the Closing Date any liability to the Sellers or their respective subsidiaries (other than a member of the Digital Preprint and Print-on-Demand Group) in connection with Taxes to the extent such liabilities are reflected on the Closing Date Balance Sheet.

       5.20  PREPARATION AND FILING OF INCOME TAX RETURNS; PAYMENT OF INCOME
TAXES.

             (a) The Sellers shall file any consolidated, combined or unitary Income Tax Returns that include any member of the Digital Preprint and Print-on-Demand Group for taxable periods ending on or prior to the Closing Date consistent with past practice and pay all Pre-Year End Tax Liabilities due thereon. The Purchasers shall pay all other Income Taxes relating to any member of the Digital Preprint and Print-on-Demand Group on such Tax Returns (other than Income Taxes imposed upon any gain from the sale of the Business, the Included Assets of any member of the Digital Preprint and Print-on-Demand Group (the "asset purchase transactions") contemplated in this Agreement). Purchasers shall have a reasonable opportunity to review and comment on such Tax Returns and all reasonable comments shall be incorporated into such Tax Returns as related to any member of the Digital Preprint and Print-on-Demand Group, the Business or the Included Assets. The Sellers shall have the right to file amended consolidated, combined or unitary Income Tax Returns that include any member of the Digital Preprint and Print-on-Demand Group for the period ending on or prior to

December 31, 1999 and shall have the right to receive and retain any Income Tax refund or credit resulting from such Returns or from the resolution of any Tax Controversy, other than, (i) any refund or credit accrued on the Books and Records of the Company as of December 31, 1999 or (ii) as a result of a net operating loss or other Tax attribute carryback arising from the operation of the Business after December 31, 1999. In the event that (i) any income or other activity of a member of the Digital Preprint and Print-on-Demand Group is included in a consolidated, combined or unitary return filed by Sellers or any of their subsidiaries for periods beginning after December 31, 1999 or (ii) any income or activity of the Business or the Included Assets are included in any other return of Sellers or any of their subsidiaries, the Purchasers shall pay to the Scitex Corporation promptly upon request an amount equal to the Taxes such member of the Digital Preprint and Print-on-Demand Group or the Business or Included Assets (if considered a separate taxable entity) would pay on the income or activity included in the return of Seller or its subsidiary, but only with respect to the period beginning after December 31, 1999 and to the extent such payment is not otherwise included in the calculation of the Adjustment Amount provided in
Section 5.3. Such Taxes will be computed on a separate return basis using the effective tax rate on such Tax Return as determined by PricewaterhouseCoopers and reviewed by KPMG (without taking into account any carryover tax losses and carryover benefits other than such losses or benefits from Iris Graphics, Inc.). To the extent that any member of the Digital Preprint or Print-on-Demand Group, the Included Assets or the Business generates a loss during such period from January 1, 2000 through the Closing Date, and as a result of being included in an Income Tax Return by any Seller or one of its subsidiaries, that results in a tax benefit to any Seller or one of its subsidiaries, Sellers shall pay over to Purchasers such tax benefit to the extent actually realized and to the extent such payment is not included in the calculation of the Adjustment Amount provided in Section 5.3.

             (b) The Purchasers shall file or cause to be filed all Income Tax Returns other than consolidated, combined or unitary Income Tax Returns that include any of the Sellers and are required to be filed by or on behalf of any member of the Digital Preprint and Print-on-Demand Group for taxable periods ending on or prior to the Closing Date, and all amendments of such returns, that have not been filed as of the close of business on the Closing Date. The Purchasers shall have the right to receive and retain any Income Tax refund or credit resulting from such Returns.

             (c) The Purchasers shall timely prepare and file (or cause to be prepared and filed) all other Tax Returns required by Law for all Taxes covering any member of the Digital Preprint and Print-on-Demand Group for all Tax periods and the Purchasers shall timely pay or cause to be paid all Taxes relating to such Tax Returns (other than Income Taxes imposed upon any gain from the asset purchase transactions contemplated in this Agreement).

             (d) The Purchasers and the Sellers shall use reasonable best efforts to agree prior to the Closing on those intercompany obligations which are to be satisfied prior to Closing.

       5.21  TAX CLAIMS.

             (a) The Sellers and the Purchasers shall each provide the other with such assistance as may be reasonably requested and shall use their reasonable best efforts to cooperate with each other (including making employees reasonably available to provide information) in connection with the preparation of any Tax Return, any Tax Controversy), or the determination of liability for Taxes with respect to the member of the Digital Preprint and Print-on-Demand Group or the income or operations of the Business. Each party shall, and shall use its reasonable best efforts to cause its subsidiaries to, cooperate with the other in preparing and pursuing any claims for refunds or credits of Taxes (including refunds or credits for prepayments of Taxes) to which it is entitled under this Agreement. Each of the Sellers and each of the Purchasers shall, and shall use its reasonable best efforts to cause their subsidiaries to, retain until 7 years after the Closing Date all Tax Returns, schedules, work papers and other records that are owned by such Person immediately after the Closing and that relate to the Business or the member of the Digital Preprint and Print-on-Demand Group; after the end of such period, before disposing of any such Tax Returns, schedules, work papers or other records, each shall give notice to such effect to the other, and shall give the other, at the other's cost and expense, a reasonable opportunity to remove and retain all or any part of such Tax Returns, schedules, work papers or other records as the other may select.

             (b) The parties shall, in the event that they receive notice (whether orally or in writing) of any examination, claim, proposed settlement, proposed adjustment or related matter with respect to any Income Taxes for which the other party may be indemnified under this Agreement (the "Tax Controversies") promptly notify such other party, provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent that such other party shall have been actually prejudiced as a result of such failure (except that such other party shall not be liable for any expenses incurred during the period in which the first party failed to give such notice).

             (c) A party shall be entitled at its sole discretion and expense to handle, control and compromise or settle any Tax Controversies for which such party has an indemnification obligation under this Agreement (unless such settlement would have a material adverse effect on the Tax liability of another party or parties) and the parties shall reasonably inform each other of the Tax Controversies. If such settlement would have a material adverse effect, the indemnifying party shall not agree to such settlement without the consent of the indemnified party, which consent will not be unreasonably delayed or withheld.

       5.22 TAX-FREE REORGANIZATION FOR IRIS GRAPHICS, INC. AND MERGER FOR SCITEX AMERICA CORP.

             (a) Each of the Sellers and the Purchasers shall use its best efforts (unless prohibited by law) to cause the purchase and sale of Iris Graphics Inc. to be treated as a reorganization within the meaning of Section 368 of the Code, including without limitation taking the actions required by
Section 367 of the Code. Such tax-free reorganization shall be effected pursuant to a merger agreement to be entered into among the applicable parties, which agreement shall set forth the specific structure of such reorganization and shall contain, without limitation, indemnification of the Sellers and their subsidiaries for any United States Income Taxes payable solely as a result of the disposition by the Purchasers of any stock of Iris Graphics, Inc. or any successor corporation within the meaning of Section 367 of the Code.

             (a) Each of the Sellers and the Purchasers agree that the Purchasers shall purchase and acquire the assets of and assume the liabilities of Scitex America Corp. through a merger of Scitex America Corp. and a subsidiary of Creo. Such merger shall be effected pursuant to a merger agreement which shall provide that Scitex America Corp. will merge with and into a subsidiary of Creo organized under the laws of one of the states of the United States and pursuant to which Scitex Development Corp. will receive $1 in exchange for the stock of Scitex America Corp. The parties agree that such transaction will be treated for United States Income Tax purposes as a sale of the assets of Scitex America Corp. for the assumption of the liabilities (at their respective fair market values) of Scitex America Corp. The Sellers will include any gain or loss from such transaction on their Tax Returns and shall pay any Income Tax as a result of such transaction. In the event that the Israeli tax authorities challenge the deduction of loss relating to the sale of the intercompany debt of Scitex America Corp. owed to Scitex Corporation and as a result Scitex Corporation is required to pay additional Income Taxes each of the Purchaser and the Seller shall pay 50% of the net amount of additional Income Taxes to the extent necessary; provided, however, such amount shall be reduced by the amount of any Income Tax refund, reduction or other tax benefit to Scitex Corporation or its subsidiaries relating thereto. The Purchasers shall indemnify the Sellers and their respective subsidiaries for any U.S. Income Tax liabilities (net of any Tax benefits) resulting from a valuation of Scitex America Corp. or its business or assets in excess of the amount of debt owed by Scitex America Corp. to Scitex as of December 31, 1999; provided, however, such amount shall be reduced by the amount of any Income Tax refund, reduction or other tax benefit to Scitex Corporation or its subsidiaries relating thereto.

       5.23  EMPLOYEE BENEFIT MATTERS.

             (a) For a period of at least 18 months following the Closing Date, the Purchasers shall provide or cause to be provided compensation and benefits to all of the officers and employees who are employed by the Sellers or members of the Digital Preprint and Print-on-Demand Group and who are employed by the Purchasers or any of its subsidiaries after the Closing Date ("Employees of the Business") that, while employed by the Purchasers or their subsidiaries, are no less favorable in the aggregate than the compensation and benefits provided to the Employees of the Business immediately prior to the Closing Date.

             (b) To the extent Employees of the Business are provided with health coverage under health plan(s) maintained or established by the Purchasers or their subsidiaries, the Purchasers or their subsidiaries shall cause their health plan(s): (A) to waive any pre-existing condition exclusions, evidence of insurability provisions and waiting periods (except to the extent that such exclusions would have then applied or waiting periods were not satisfied under the health plans in which the Sellers are participating employers immediately prior to the Closing Date (the "Health Plans")); and (B) to credit or otherwise consider any monies paid (or accrued) under the Health Plans by the Employees of the Business prior to the Closing Date toward any deductibles, co-pays or other maximums under Purchasers' health plan(s) during the first plan year in which the Closing Date occurs.

             (c) The Purchasers shall cause each employee benefit plan or compensation arrangement established, maintained or contributed to by the Purchasers or the Sellers to grant full credit for all service or employment with, or recognized by, the Sellers and any of their subsidiaries (i) for purposes of eligibility and vesting with respect to any pension plan or scheme, including, without limitation, any employee benefit pension plan within the meaning of Section 3(2) of ERISA, and (ii) for purposes of eligibility and determining the amount of any benefit with respect to any vacation program and any employee welfare benefit plan or scheme, including without limitation any employee welfare benefit plan within the meaning of
Section 3(1) of ERISA, including without limitation any severance plan or sick plan. The foregoing provisions shall apply to the employee benefit plan or compensation arrangement established, maintained or contributed to by the Purchasers in a jurisdiction in the United States, as well as other foreign jurisdictions, mutatis mutandis.

             (d) The Purchasers shall be responsible for satisfying any and all obligations under the Consolidated Omnibus Budget Reconciliation Act of 1985 to provide COBRA continuation coverage to the Employees of the Business and their beneficiaries. The Purchasers shall be responsible for any severance or other obligation that becomes payable to or due any Employee of the Business as a result of a termination of employment on or after the Closing Date.

             (e) 50% of the outstanding unvested options to purchase Ordinary Shares of Scitex Corporation (each an "Unvested Stock Option") held by the Employees of the Business listed in Schedule 5.23(e) of the Seller Disclosure Schedule shall be cancelled by Scitex Corporation as of the Closing Date. To the extent the Employees of the Business have Unvested Stock Options under different stock option plans, or Unvested Stock Options at different exercise prices, 50% of such Unvested Stock Options shall be canceled on a pro rata basis. The remaining Unvested Stock Options shall be exercisable by the Employees of the Business to the same extent as if the transactions contemplated by this Agreement had not occurred. As of the Closing Date, or as soon as practicable thereafter, in consideration for such cancellation each holder of an Unvested Stock Option shall receive an option (the "Replacement Option"), with an exercise price equal to the fair market value of the Creo Common Shares on the date of grant, to purchase a number of Creo Common Shares such that the Black Scholes value of such Replacement Option equals 50% of the product of (A) the number of ordinary shares of Scitex Corporation subject to the Unvested Stock Option and (B) the excess of the fair market value of an ordinary Share of Scitex Corporation as of the date of this Agreement over the exercise price per share of such Unvested Stock Option. The Replacement Options shall expire five years from the date of grant, subject to continued employment, and shall be subject to the same vesting conditions of the Unvested Stock Option. The Sellers agree to take all corporate or other action as shall be necessary to effectuate the foregoing and the Sellers shall use their reasonable best efforts to obtain, if required, prior to the Closing Date, such consent of each holder of an Unvested Stock Option as shall be necessary to effectuate the foregoing.

       5.24 EMPLOYEES. The Sellers shall assign and the Purchasers shall, or shall cause their respective subsidiaries to, assume as of the Closing Date, continuation of employment to all employees of the Business as of the Closing Date, including any employee on a disability (long-term or short-term) or authorized temporary leave as of the Closing Date, and the Purchasers shall provide compensation and benefits to such employees in accordance with Section 5.23(a). The Sellers and the Purchasers shall notify the Employees of the Business that (i) the Purchasers are the successor employer, (ii) all employment agreements have been assigned to the Purchasers and (iii) the Purchasers will assume all of the Sellers' obligations under such employment agreements as of the Closing Date. The Purchasers, as a successor employer, shall perform and honor all of the Sellers' obligations under the employment and collective bargaining agreements covering the Employees of the Business and all associated obligations under Israeli Law or other applicable Law. Nothing herein shall be construed to require the Purchasers or their respective subsidiaries to continue the employment of such employees for any particular length of time after the Closing Date.

       5.25 STEERING COMMITTEE. The parties shall form a steering committee to assist in the integration of the Business and the Purchasers' business and to coordinate planning for the operations of the Business following the Closing. The members of the steering committee shall consist of Amos Michelson and Yoav Z. Chelouche and such other Persons as the parties shall jointly appoint.

       5.26  NOTICES.

             (a) Each of the Purchasers and the Sellers will notify the other parties promptly in writing of, and contemporaneously will provide the other parties with true and complete copies of any and all information or documents relating to, and will use all reasonable best efforts to cure before the Closing, any event, transaction or circumstance occurring after the date of this Agreement that causes or is reasonably likely to cause any covenant or agreement of such party under this Agreement to be breached in any material respect or that renders or will render untrue in any material respect any representation or warranty of such party contained in this Agreement as if the same were made on or as of the date of such event, transaction or circumstance. No notice given pursuant to this Section 5.26 shall have any effect on the representations, warranties, covenants or agreements contained in this Agreement for purposes of determining satisfaction of any condition contained herein.

             (b) Each of the Purchasers and the Sellers shall promptly notify the others of:

                  (i) any material notice or other material communication of which such party has knowledge from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or the Ancillary Agreements;

                  (ii) any material notice or other material communication of which such party has knowledge from any Governmental or Regulatory Authority in connection with the transactions contemplated by this Agreement or the Ancillary Agreements;

                  (iii) any actions, suits, charges, complaints, claims, investigations or proceedings commenced or to the knowledge of such party threatened against, relating to, involving or otherwise affecting, the Business which, if pending on the date of this Agreement, would individually or in the aggregate have a Material Adverse Effect or which relate to the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements; or

                  (iv) any other material adverse effect or of any event that would materially impair such party's ability to perform its obligations under this Agreement or the Ancillary Agreements.

        The notification to the other party of any of the events set forth above in accordance with this Section 5.26 shall not be deemed to cure any related breaches of the representations, warranties, covenants or agreements contained in this Agreement, nor shall the failure of the non-notifying party to take any action with respect to such notice be deemed a waiver of any such breaches.

       5.27 FULFILLMENT OF CONDITIONS. Each of the Purchasers and the Sellers will use their respective best efforts to and take all reasonable steps necessary or desirable and proceed diligently and in good faith to satisfy each condition to the obligations of the other parties contained in this Agreement and will not take or fail to take any action that could reasonably be expected to result in the nonfulfillment of any such condition. Notwithstanding the foregoing, neither the Purchasers nor any of the Sellers shall be required to expend any material amount of money or agree to make any material concession or give any material undertaking in order to obtain the consent of any Governmental or Regulatory Authority or other third party necessary to consummate the transactions contemplated by this Agreement.

       5.28 PUBLIC ANNOUNCEMENTS. All announcements, press releases or other publications relating to this Agreement or the transactions contemplated hereby prior to the Closing, including announcements to employees, will be made only with the prior written approval as to form and content by the other party, provided, however, that with respect to any public disclosure which is deemed necessary by such party's counsel in order to comply with applicable Law or Stock Exchange rules, no such approval or consent shall be required, provided that the parties shall to the fullest extent practicable consult with each other prior to making any such announcement, press release or other publication. Notwithstanding the foregoing, the parties agree that the initial press release announcing the execution and delivery of this Agreement shall be in a form mutually agreed by the parties hereto.

       5.29  REFUNDS AND REMITTANCES, ETC.

             (a) In the event that the Sellers or their subsidiaries receive any amount which is reflected as an Included Asset on the December Balance Sheet or is otherwise properly due and owing to the Purchasers in accordance with the terms of this Agreement, the Sellers shall cause same to be promptly remitted to the Purchasers as the Purchasers may direct.

             (b) In the event the Purchasers or their respective subsidiaries receive any amount that is an Excluded Asset or is otherwise properly due and owing to the Sellers in accordance with the terms of this Agreement, the Purchasers shall cause same to be promptly remitted to the Sellers as the Sellers may direct.

             (c) In the event that there are any assets of any of the corporations acquired by the Purchasers that belong to the Sellers, at the Purchasers' option, exercisable within 90 days after the Closing, the Purchasers shall transfer such assets to the Sellers, at book value and shall be reimbursed therefor by the Sellers.

       5.30  MEETING OF PURCHASERS' SHAREHOLDERS; PROXY STATEMENT.

             (a) To the extent required by applicable Law or Stock Exchange rules, Creo shall promptly after the execution of this Agreement, take all action necessary in accordance with its Constitutive Documents, applicable Law and Stock Exchange rules to convene a shareholder meeting to consider and vote upon the issuance of the Shares contemplated by this Agreement. Creo's Board of Directors shall recommend that Creo's shareholders vote to approve the issuance of the Shares if such vote is necessary, and shall use its reasonable best efforts to solicit from the shareholders proxies in favor of the issuance of the Shares, including, without limitation, hiring a proxy solicitor.

             (b) If required by applicable Law or Stock Exchange rules, Creo shall prepare a proxy statement and file it with the appropriate Governmental or Regulatory Authority as promptly as practicable after the execution of this Agreement. As promptly as practicable after it has been filed with the appropriate Governmental or Regulatory Authority, Creo shall mail the proxy statement to the Purchasers' shareholders as of the record date for the shareholder meeting.

       5.31 DELIVERY OF FINANCIAL STATEMENTS. Prior to February 22, 2000, the Sellers shall, at their expense, prepare, or cause to be prepared, and deliver to Creo, the consolidated balance sheets and related statements of operations and cash flows of the Business at December 31, 1997, 1998 and 1999 and for each of the three years ended December 31, 1999 (the "Seller Financial Statements") (without any notes thereto), which shall have been audited by Kesselman & Kesselman (PWC) Certified Public Accountants (Isr.) and which shall be accompanied by an unqualified opinion expressed thereon by such firm. The Seller Financial Statements shall be derived from or "carved-out" of the consolidated financial statements of Scitex Corporation. Scitex Corporation shall use its best efforts to deliver to Creo prior to March 22, 1999, the Seller Financial Statements, including the notes thereto required by Canadian regulatory authorities in connection with the proxy to be prepared by Creo pursuant to Section 5.30. The Seller Financial Statements shall have been prepared in accordance with GAAP consistently applied throughout the periods shown, (which shall include applying reasonable methods of allocation of overhead and other general corporate expenses to the Business), and shall present fairly, in all material respects, the pro forma financial condition of the Business as of the dates thereof and the pro forma results of operations of the Business for the three year period then ended.

       5.32 SETTLEMENT MATTERS. The Sellers shall use their reasonable best efforts to settle or otherwise resolve prior to the Closing on terms (including the monetary settlement amount) reasonably acceptable to the Purchasers, the matter referred to in Schedule 5.32 of the Seller Disclosure Schedule. If the such settlement occurs prior to the Closing, 100% of the monetary settlement amount owed by the Sellers pursuant to any final and binding agreement of settlement shall be an expense of the Business and the Sellers shall be obligated to reimburse the Purchasers for an amount equal to 50% of the monetary settlement amount (less any amount reserved on the December Financial Statements with respect to such matter). The monetary settlement amount shall include, in addition to amounts paid in settlement, the legal fees, disbursements and other out-of-pocket costs reasonably incurred by the Sellers in connection with defending the matter and shall include costs and expenses of the Sellers (including without limitation, legal fees and disbursements and other out-of-pocket costs reasonably incurred by the Sellers in connection with defending and settling such matters).

       5.33 ENCOURAGEMENT OF RESEARCH AND DEVELOPMENT. The Purchasers will undertake directly towards the Office of the Chief Scientist of the Israeli Ministry of Trade & Industry to observe all the requirements of the Encouragement of Research and Development in Industry Law, 5744-1984 and, in particular, the restrictions on transfer of technology and production rights with respect to all Business IP, which has been funded by the Office of the Chief Scientist of the Israeli Ministry of Trade & Industry.

       5.34 LICENSED IP AGREEMENT. Effective as of the Closing Date, the Sellers hereby grant to the Purchasers the non-exclusive worldwide, perpetual, royalty-free, paid-up, non-assignable (except in the case of a merger, reorganization, change in control or other sale of all or substantially all of the assets or equity of Creo), non-sublicensable (except the right to sublicense end-users to use products or distributors and OEMs to sell products, but under no circumstances for independent manufacture, sale or development) right and license to use the Licensed IP, if any, in connection with Purchasers' current and future Digital Preprint and Print-on-Demand businesses. Prior to the Closing, the parties shall execute a Licensed IP Agreement that embodies these terms and contains all other commercial reasonable terms for a license of this nature (the "Licensed IP Agreement").

       5.35 LISTING. Creo shall use its reasonable best efforts to have the Shares listed or approved for listing on the Stock Exchanges prior to the Closing.

       5.36 APRION AGREEMENT. Effective as of the Closing Date, Creo shall assume the obligations of Scitex Corporation to Aprion under Sections 9.1 and
9.2 of the Aprion Agreement, solely as such obligations of Scitex Corporation relate to the Business IP. Except with respect to the foregoing sentence, Creo shall have no obligation to provide any other Intellectual Property to Aprion (including any Intellectual Property developed by Creo prior to or after the Closing). At the Closing, Creo and Scitex Corporation shall execute an assignment and assumption agreement (the "Aprion Assignment and Assumption Agreement") that embodies the terms and conditions set forth in this Section
5.36 and includes commercially reasonable terms acceptable to Creo and Scitex Corporation.


                                  ARTICLE VI

                      CONDITIONS PRECEDENT TO OBLIGATIONS
                       OF THE PURCHASERS AND THE SELLERS

        The obligation of the Purchasers and the Sellers under this Agreement to consummate the purchase and sale of the Assets at the Closing shall be subject to the satisfaction, at or prior to the Closing, of all of the following conditions, any one or more of which may be waived by the Purchasers or the Sellers, as the case may be.

        6.1 STANDSTILL AND REGISTRATION RIGHTS AGREEMENT. Each of the applicable Sellers and Purchasers shall have executed and delivered to the other party each of the Standstill Agreement and Registration Rights Agreement, in substantially the forms of Exhibits 6.1(a) and 6.1(b) hereto.

        6.2 SUPPLY AND SERVICES AGREEMENT. Each of the applicable Sellers and Purchasers shall have executed and delivered to the other party the Supply and Services Agreement.

        6.3 TRADEMARK AND TRADENAME LICENSE AGREEMENT. Each of the applicable Sellers and Purchasers shall have executed and delivered to the other party the Trademark and Tradename License Agreement.

        6.4 INTELLECTUAL PROPERTY LICENSE AGREEMENTS. Each of the applicable Sellers and Purchasers shall have executed and delivered to the other party the Intellectual Property License Agreements.

        6.5 LICENSED IP AGREEMENT. Each of the applicable Sellers and Purchasers shall have executed and delivered to the other party the Licensed IP Agreement.

        6.6 APRION ASSIGNMENT AND ASSUMPTION AGREEMENT. Each of the applicable Sellers and Purchasers shall have executed and delivered to the other party the Assignment and Assumption Agreement.

        6.7 LISTING. The Stock Exchanges shall, at or prior to the Closing, have listed or approved the listing on official notice of issuance of the Shares to be issued and delivered to Scitex Corporation pursuant to this Agreement.


                                  ARTICLE VII

              CONDITIONS PRECEDENT TO OBLIGATIONS OF THE PURCHASERS

        The obligation of the Purchasers under this Agreement to consummate the purchase of the Assets at the Closing shall be subject to the satisfaction, at or prior to the Closing, of all of the following conditions, any one or more of which may be waived by the Purchasers:

        7.1 REPRESENTATIONS AND WARRANTIES ACCURATE. All representations and warranties of the Sellers contained in this Agreement (after reading out any materiality qualifications) shall be true and accurate in all material respects on and as of the Closing Date.

        7.2 PERFORMANCE BY THE SELLERS. The Sellers shall have performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed and complied with by them prior to or on the Closing Date.

        7.3 CERTIFICATE. The Purchasers shall have received a certificate, dated the Closing Date, signed on behalf of each Seller by a principal corporate officer of such Seller, to the effect that the conditions set forth in Sections 7.1 and 7.2 have been satisfied.

        7.4 ORDERS AND LAWS. No Order or Law shall be in effect on the Closing Date that restrains, enjoins, or otherwise prohibits or makes illegal the consummation of the transactions contemplated by this Agreement and no action or proceeding shall be pending or overtly threatened before or by any Governmental or Regulatory Authority which could reasonably be expected to result in the issuance of any such Order or the enactment or promulgation of any such Law.

        7.5  CONSENTS.

             (c) All consents, approvals and actions of, filings with, and notices to, all Governmental or Regulatory Authorities required to be obtained or made in order to consummate the transactions contemplated by this Agreement and which could reasonably be expected to have a Material Adverse Effect if not obtained, including, without limitation those set forth in
Schedule 3.19 of the Seller Disclosure Schedule and Schedule 4.10 of the Purchaser Disclosure Schedule, shall have been made and obtained and shall be in full force and effect, and all terminations or expirations of waiting periods imposed by any Governmental or Regulatory Authority with regard to those consents, approvals, filings and notices shall have occurred and no such consents or approvals or similar actions from any Governmental or Regulatory Authority shall impose terms or conditions or qualifications that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

             (d) All third party consents (or in lieu thereof waivers) set forth in Schedule 3.19 of the Seller Disclosure Schedule (in form and substance reasonably satisfactory to the Purchasers) and Schedule 4.10 of the Purchaser Disclosure Schedule to the performance by the Sellers of their obligations under this Agreement and the Ancillary Agreements or the consummation of the transactions contemplated hereby and thereby (including transfer of the Included Assets and the Contracts to the Purchasers), shall have been obtained, shall not be subject to the satisfaction of any condition that has not been satisfied or waived and shall be in full force and effect.

        7.6 APPROVAL OF SHAREHOLDERS. The issuance of the Shares contemplated by this Agreement shall have been approved and adopted by the requisite vote or consent of the shareholders of Creo in accordance with applicable Law, the rules of the Stock Exchanges and Creo's Constitutive Documents.

        7.7 MATERIAL ADVERSE CHANGE. Since the date of this Agreement, there shall have been no change, circumstance or occurrence in the Included Assets or the Business or financial condition of the Business that would have a Material Adverse Effect; provided, however, that any adverse effect attributable to: (i) general economic, business or industry conditions; or
(ii) the announcement of this Agreement, shall be disregarded.

        7.8 ADDITIONAL DOCUMENTS, ETC. The Sellers shall have delivered to the Purchasers such other documents, instruments and certificates as shall be reasonably requested by the Purchasers for the purpose of effecting the transactions provided for and contemplated by this Agreement.

        7.9 DECEMBER FINANCIAL STATEMENTS. The December Financial Statements shall reflect Operating Income of not less than $35 million for the year ended December 31, 1999, which shall be calculated on a consistent basis with the principles, methods, practices and estimation methodologies used in the preparation of the September Financial Statements.


                                 ARTICLE VIII

                CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SELLERS

        The obligations of the Sellers under this Agreement to consummate the sale of the Assets at the Closing shall be subject to the satisfaction, at or prior to the Closing, of all of the following conditions, any one or more of which may be waived by the Sellers.

        8.1 REPRESENTATIONS AND WARRANTIES ACCURATE. All representations and warranties of the Purchasers contained in this Agreement (after reading out any materiality qualifications) shall be true and accurate in all material respects on and as of the Closing Date.

        8.2 PERFORMANCE BY THE PURCHASERS. The Purchasers shall have performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed and complied with by them prior to or on the Closing Date.

        8.3 CERTIFICATE. The Sellers shall have received a certificate, dated the Closing Date, signed on behalf of the Purchasers by a principal corporate officer of Creo, to the effect that the conditions set forth in Sections 8.1 and 8.2 have been satisfied.

        8.4 ORDERS AND LAWS. No Order or Law shall be in effect on the Closing Date that restrains, enjoins, or otherwise prohibits or makes illegal the consummation of the transactions contemplated by this Agreement and no action or proceeding shall be pending or overtly threatened before or by any Governmental or Regulatory Authority which could reasonably be expected to result in the issuance of any such Order or the enactment or promulgation of any such Law.

        8.5  CONSENTS.

             (e) All the consents, approvals and actions of, filings with, and notices to, all Governmental or Regulatory Authorities required to be obtained or made in order to consummate the transactions contemplated by this Agreement, and which could reasonably be expected to have a material adverse effect on Creo and its subsidiaries, taken as a whole if not obtained, including, without limitation those set forth in Schedule 3.19 of the Seller Disclosure Schedule and Schedule 4.10 of the Purchasers Disclosure Schedule shall have been made and obtained and shall be in full force and effect, and all terminations or expirations of waiting periods imposed by any Governmental or Regulatory Authority with regard to those consents, approvals, filings and notices shall have occurred.

             (f) All third party consents (or in lieu thereof waivers) set forth in Schedule 3.19 of the Seller Disclosure Schedule and Schedule 4.10 of the Purchasers Disclosure Schedule (in form and substance reasonably satisfactory to the Sellers), to the performance by the Sellers of their obligations under this Agreement and the Ancillary Agreements or the consummation of the transactions contemplated hereby (including transfer of the Included Assets and the Contracts to Purchasers) shall have been obtained, shall not be subject to the satisfaction of any condition that has not been satisfied or waived and shall be in full force and effect.

        8.6 MATERIAL ADVERSE CHANGE. Since the date of this Agreement, there shall have been no change, circumstance or occurrence in the business, results of operations or financial condition of the Purchasers that would have a material adverse effect on the business or operations (as currently conducted) or financial condition of Creo and its subsidiaries, taken as a whole; provided, however, that any adverse effect directly attributable to: (i) general economic, business conditions and industry conditions; and (ii) the announcement of this Agreement, shall be disregarded.

        8.7 ADDITIONAL DOCUMENTS, ETC. The Purchasers shall have delivered to the Sellers such other documents, instruments and certificates as shall be reasonably requested by the Sellers for the purpose of effecting the transactions provided for and contemplated by this Agreement.

        8.8 OPINION OF COUNSEL. The Sellers shall have received the written opinion of Getz Prince Wells with respect to Creo as to the matters set forth in Sections 4.3(a), clause (i) and the first sentence of 4.11 and such other matters as shall be reasonably requested by the Sellers.


                                  ARTICLE IX

                                   CLOSING

        9.1 THE CLOSING. The Closing shall take place at 10:00 A.M. local time on the date (the "Closing Date") which is the first Business Day of the calendar month following the month during which all of the conditions to Closing set forth in Articles VI, VII and VIII are satisfied or waived (other than those conditions which by their terms are to be satisfied at the Closing) at the offices of Scitex Corporation, or at such other time, date or place as the parties may mutually agree. The actual time and date of the Closing are herein called the "Closing Date".

        9.2 OBLIGATIONS OF THE SELLERS. At the Closing, the Sellers shall deliver to the Purchasers the following:

             (g) such deeds, bills of sale, endorsements, consents, assignments, and other good and sufficient instruments of conveyance and assignment, all in recordable form, where applicable, in form and substance reasonably acceptable to the Purchasers, as shall be effective to vest in the Purchasers all right, title and interest of the Sellers and their subsidiaries in and to the Included Assets, including stock certificates representing all shares of stock which are included in the Included Assets, with appropriate share transfer forms attached, duly endorsed in blank or otherwise complying with the requirements of the applicable jurisdiction for the transfer of securities;

             (h) all Books and Records (or, in the case of Books and Records not exclusively related to the Business or where the delivery of original Books and Records is prohibited by law, copies thereof);

             (i) a general warranty deed, in form and substance reasonably acceptable to the Purchasers, in proper form for recording, transferring to the Purchasers good and marketable title to the Owned Real Property;

             (j) the certificate and other documents required by Article VII hereof;

             (k) the cash received by the Sellers in consideration for the sale of certain assets in exchange for shares of Creo, as provided in Section
2.6 and as listed in Exhibit 2.1(c), as well as the cash amounts contemplated by Sections 5.3(a) and 2.1(b)(xxi);

             (l)  appropriate receipts; and

             (m) such other instruments or documents, in form and substance reasonably acceptable to the Purchasers, as may be necessary to carry out the provisions of this Agreement.

        9.3  OBLIGATIONS OF THE PURCHASERS.

             (a)  At the Closing, the Purchasers shall deliver to the Sellers:

                  (i) the consideration set forth in Section 2.6 and as listed in Exhibit 2.1(c);

                  (ii)   the certificate and other documents required by
        Article VIII hereof;

                  (iii)  appropriate receipts;

                  (iv) such instruments of assumption and other instruments or documents, in form and substance reasonably acceptable to the Sellers, as may be necessary to effect the assumption of the Assumed Liabilities by Purchasers or Purchasers; and

                  (v) such other instruments and documents, in form and substance reasonably acceptable to Sellers, as may be necessary to carry out the provisions of this Agreement.

             (b) At the Closing, Creo shall deliver to the Sellers certificates representing the Shares registered in the name of Scitex Corporation or its subsidiaries.

        9.4 MERGER DOCUMENTS. At or prior to the Closing, the Sellers and the Purchasers shall execute and deliver such certificates of merger and other documents, in customary form, as shall be necessary or appropriate to effect the mergers contemplated by Section 5.22 and Exhibit 2.1(c), and shall cause such certificates and other documents to be filed with the applicable Governmental or Regulatory Authorities in order to consummate such mergers concurrently with the Closing.

        9.5 FURTHER ASSURANCES. From time to time after the Closing Date, the Sellers will execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, such other instruments of conveyance, assignment, transfer and delivery and will take or cause to be taken such other actions as the Purchasers may reasonably request in order to more effectively sell, transfer, convey, assign and deliver to the Purchasers any of the Included Assets or to enable the Purchasers to exercise and enjoy all rights and benefits with respect thereto, and as otherwise may be appropriate to carry out the transactions contemplated by this Agreement.


                                   ARTICLE X

                                  TERMINATION

       10.1 RIGHTS TO TERMINATE. This Agreement may be terminated at any time prior to the Closing Date:

             (n)  by mutual consent of the Purchasers and the Sellers;

             (o) by the Purchasers or the Sellers if there has been a material breach of this Agreement on the part of the other party and such other party has failed to cure such material breach after not less than 30 days' notice of such material breach;

             (p) by the Purchasers or the Sellers, upon two Business Days' prior written notice to the Sellers, if the transactions contemplated by this Agreement shall fail to receive the required vote by Creo's stockholders at the meeting of Creo's stockholders held for such purpose (including any adjournment thereof); or

             (q) by the Purchasers or the Sellers if the transactions contemplated herein shall not have been consummated by September 20, 2000; provided, however, that this Section 10.1 will not be available to any party whose failure to perform any of its obligations under this Agreement results in the failure of the transactions contemplated herein to be consummated by such time.

       10.2 CONSEQUENCES. In the event of termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party except (a) to the extent that such termination results from a material breach of this Agreement by such party, (b) Section 5.7 (Solicitation of Employees) shall survive the termination for two years after the termination date, and (c) Sections 5.10 (Confidentiality) and 12.1 (Expenses) shall survive the termination date. The Sellers or the Purchasers may seek such remedies, including damages and fees of attorneys, against the other with respect to any such breach described in the prior sentence as are provided in this Agreement or as are otherwise available at Law or in equity.

                                  ARTICLE XI

                                INDEMNIFICATION

       11.1 TERMINATION OF REPRESENTATIONS AND WARRANTIES. All representations and warranties contained in Articles III and IV shall terminate at the Closing and shall have no force or effect following the Closing, except as follows:

             (r) the representations and warranties of the Sellers contained in Section 3.4(d) (Financial Statements) shall survive until December 31, 2000;

             (s) the representations and warranties of the Sellers contained in Section 3.5(a) and (e) (Assets) shall have no expiration date;

             (t) the representations and warranties of the Sellers contained in Section 3.11 (relating only to Income Taxes) shall survive until the expiration of the 30 day period following the expiration of the statute of limitations including extensions thereof; and

             (u) the representations and warranties of the Purchasers contained in Section 4.11 (Validity of Shares) shall have no expiration date.

       11.2 INDEMNIFICATION BY THE SELLERS. From and after the Closing, the Sellers shall jointly and severally indemnify and save the Purchasers and their subsidiaries and affiliates (collectively, "Purchasers Indemnified Parties") harmless from and defend each of them from and against any and all demands, claims, actions, liabilities, losses, costs, damages or expenses whatsoever (including reasonable attorneys' fees) asserted against, imposed upon or incurred by the Purchasers Indemnified Parties resulting from or arising out of (i) any Pre-Year End Tax Liabilities, (ii) any Excluded Liabilities, (iii) any breach of the representations and warranties of the Sellers contained in Section 3.4(d), Section 3.5(a) and (e) or Section 3.11 (but only with respect to Income Taxes) but only for the period such representation or warranty survives pursuant to Section 11.1(a), 11.1(b) and 11.1(c) above (iv) the breach of any covenant or agreement of either Seller contained in this Agreement, or (v) any Income Taxes imposed upon gain from the asset purchase transaction under this Agreement. In the event notice of a claim for indemnification under Section 11.2 is given by the Purchasers within the applicable survival period, the representations and warranties that are the subject of such indemnification claim shall survive until such time as such claim is finally resolved.

       11.3 INDEMNIFICATION BY THE PURCHASERS. From and after the Closing, the Purchasers shall indemnify and save the Sellers and their subsidiaries or affiliates (collectively, "Seller Indemnified Parties") harmless from and defend each of them from and against any and all demands, claims, actions, liabilities, losses, costs, damages or expenses whatsoever (including reasonable attorneys' fees) asserted against, imposed upon or incurred by the Seller Indemnified Parties resulting from or arising out of (i) any Assumed Liabilities, (ii) any liabilities arising from or with respect to the operations of the Business from and after the Closing , (iii) any breach of the representations and warranties of the Purchasers contained in Section 4.11 but only for the period such representation or warranty survives pursuant to Section 11.1(d) above or (iv) the breach of any covenant or agreement of the Purchasers contained in this Agreement. In the event notice of a claim for indemnification under this Section 11.3 is given by the Sellers within the applicable survival period, the representations and warranties that are the subject of such indemnification claim shall survive until such time as such claim is finally resolved.

       11.4 TERMS AND CONDITIONS OF INDEMNIFICATION. All claims for indemnification by any Indemnified Party under Section 11.2 and Section 11.3 will be asserted and resolved as follows, except for claims for indemnification for any Pre-Year End Tax Liabilities, which shall be asserted and resolved as provided in Section 5.21:

             (a) In the event any claim or demand in respect of which an Indemnifying Party might seek indemnity under Section 11.2 or Section 11.3 is asserted against or sought to be collected from such Indemnified Party by a Person other than a Seller, the Purchasers or any subsidiary or affiliate of the Sellers or the Purchasers (a "Third Party Claim"), the Indemnified Party shall deliver a Claim Notice with reasonable promptness to the Indemnifying Party. If the Indemnified Party fails to provide the Claim Notice with reasonable promptness after the Indemnified Party receives notice of such Third Party Claim, the Indemnifying Party will not be obligated to indemnify the Indemnified Party with respect to such Third Party Claim to the extent that the Indemnifying Party's ability to defend against the claim has been actually and materially prejudiced by such failure of the Indemnified Party. The Indemnifying Party will notify the Indemnified Party as soon as practicable within the Dispute Period whether the Indemnifying Party disputes its liability to the Indemnified Party under Section 11.2 or Section 11.3, as the case may be, and whether the Indemnifying Party desires, at its sole cost and expense, to defend the Indemnified Party against such Third Party Claim.

             (b) If the Indemnifying Party notifies the Indemnified Party within the Dispute Period that the Indemnifying Party desires to defend the Indemnified Party with respect to the Third Party Claim pursuant to this
Section 11.4, then the Indemnifying Party will have the right to defend, with counsel reasonably satisfactory to the Indemnified Party, at the sole cost and expense of the Indemnifying Party, such Third Party Claim by all appropriate proceedings, which proceedings will be prosecuted by the Indemnifying Party in a reasonable manner and in good faith or will be settled at the discretion of the Indemnifying Party (but only with the consent of the Indemnified Party, which shall not be unreasonably withheld or delayed, in the case of any settlement that provides for any relief other than the payment of monetary damages or that provides for the payment of monetary damages as to which the Indemnified Party will not be indemnified in full pursuant to Section 11.2 or Section 11.3, as applicable). The Indemnifying Party will have full control of such defense and proceedings, including (subject to the preceding sentence) any compromise or settlement thereof; provided, however, that if requested by the Indemnifying Party, the Indemnified Party will, at the sole cost and expense of the Indemnifying Party, provide reasonable cooperation to the Indemnifying Party in contesting any Third Party Claim that the Indemnifying Party elects to contest. The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this clause, and except as provided in the preceding sentence, the Indemnified Party will bear its own costs and expenses with respect to such participation. Notwithstanding the foregoing, the Indemnified Party may take over the control of the defense or settlement of a Third Party Claim at any time if it irrevocably waives its right to indemnity under Section 11.2 or Section 11.3, as the case may be, with respect to such Third Party Claim.

             (c) If the Indemnifying Party notifies the Indemnified Party within the Dispute Period that the Indemnifying Party does not desire to defend the Third Party Claim pursuant to Section 11.4(a), or if the Indemnifying Party fails to give any notice whatsoever within the Dispute Period, or if the Indemnified Party reasonably concludes that it may have separate or different defenses available to it that are not available to the Indemnifying Party, then the Indemnified Party will have the right to defend, at the sole cost and expense of the Indemnifying Party, the Third Party Claim by all appropriate proceedings, which proceedings will be prosecuted by the Indemnified Party in a reasonable manner and in good faith or will be settled at the discretion of the Indemnified Party (with the consent of the Indemnifying Party, which consent will not be unreasonably withheld). The Indemnified Party will have full control of such defense and proceedings, including (subject to the preceding sentence) any compromise or settlement thereof; provided, however, that if requested by the Indemnified Party, the Indemnifying Party will, at the sole cost and expense of the Indemnifying Party, provide reasonable cooperation to the Indemnified Party and its counsel in contesting any Third Party Claim which the Indemnified Party is contesting. Notwithstanding the foregoing provisions of this Section 11.4(c), if the Indemnifying Party has notified the Indemnified Party within the Dispute Period that the Indemnifying Party disputes its liability hereunder to the Indemnified Party with respect to such Third Party Claim and if such dispute is resolved in favor of the Indemnifying Party in the manner provided in Section 11.4(d) below, the Indemnifying Party will not be required to bear the costs and expenses of the Indemnified Party's defense pursuant to this
Section 11.4(c) or of the Indemnifying Party's participation therein at the Indemnified Party's request, and the Indemnified Party will reimburse the Indemnifying Party in full for all reasonable costs and expenses incurred by the Indemnifying Party in connection with such litigation. The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this Section 11.4(c), and the Indemnifying Party will bear its own costs and expenses with respect to such participation.

             (d) If the Indemnifying Party notifies the Indemnified Party that it does not dispute its liability to the Indemnified Party with respect to the Third Party Claim under Section 11.2 or Section 11.3 or fails to notify the Indemnified Party within the Dispute Period whether the Indemnifying Party disputes its liability to the Indemnified Party with respect to such Third Party Claim, the Indemnifying Party shall indemnify the Indemnified Party for such liability. If the Indemnifying Party has timely disputed its liability with respect to such claim, the Indemnifying Party and the Indemnified Party will proceed in good faith to negotiate a resolution of such dispute, and if not resolved through negotiations within the Resolution Period, such dispute shall be resolved by litigation in a court of competent jurisdiction. Pending such resolution the

Indemnifying Party shall nevertheless be obligated to indemnify the Indemnified Party as provided in Section 11.4(c).

             (e) In the event any Indemnified Party should have a claim under Section 11.2 or Section 11.3 against any Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party shall deliver an Indemnity Notice with reasonable promptness to the Indemnifying Party. The failure by any Indemnified Party to give the Indemnity Notice shall not impair such party's rights hereunder except to the extent that an Indemnifying Party demonstrates that it has been actually and materially prejudiced thereby. If the Indemnifying Party notifies the Indemnified Party that it does not dispute the claim described in such Indemnity Notice or fails to notify the Indemnified Party within the Dispute Period whether the Indemnifying Party disputes the claim described in such Indemnity Notice, the Losses in the amount specified in the Indemnity Notice will be conclusively deemed a liability of the Indemnifying Party under Section 11.2 or Section 11.3, as the case may be, and the Indemnifying Party shall pay the amount of such Losses to the Indemnified Party on demand. If the Indemnifying Party has timely disputed its liability with respect to such claim, the Indemnifying Party and the Indemnified Party will proceed in good faith to negotiate a resolution of such dispute, and if not resolved through negotiations within the Resolution Period, such dispute shall be resolved in a court of competent jurisdiction.

       11.5  EXCLUSIVE REMEDY.

             (a) The indemnification provided for under this Article XI shall be each Purchasers Indemnified Parties' exclusive remedy for any and all liability, Losses, cost, damage and expense whatsoever resulting from or arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, absent fraud or other willful misconduct.

             (b) The indemnification provided under this Article XI shall be each Seller Indemnified Parties exclusive remedy for any and all liability, Losses, cost, damage and expense whatsoever resulting from or arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, absent fraud or other willful misconduct.


                                 ARTICLE XII

                                MISCELLANEOUS

       12.1 EXPENSES. All costs, fees or expenses (including, without limitation, legal and accounting fees), incurred in connection with this Agreement and the Ancillary Agreements and in connection with all obligations required to be performed by each party hereto under this Agreement and the Ancillary Agreements shall be borne by the party incurring such costs, fees or expenses, except as expressly provided herein.

       12.2 AMENDMENT. This agreement may not be modified, amended, altered or supplemented except by a written agreement executed by the Purchasers and the Sellers.

       12.3 ENTIRE AGREEMENT. This Agreement, including the Exhibits and Schedules hereto, contain all of the agreements, covenants, terms, conditions and representations and warranties agreed upon by the parties relating to the subject matter of this Agreement and supersede all prior and contemporaneous agreements, negotiations, correspondence, undertakings, representations, warranties and communications of any kind of or between the parties and their representatives, whether oral or written, respecting each subject matter.

       12.4 WARRANTY. WITHOUT LIMITATION, THE SELLERS MAKE NO REPRESENTATIONS OR WARRANTIES OF ANY KIND, WHETHER ORAL OR WRITTEN, EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OF TITLE, MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE, EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE III OF THIS AGREEMENT; AND THE PURCHASERS MAKE NO REPRESENTATIONS OR WARRANTIES OF ANY KIND, WHETHER ORAL OR WRITTEN, EXPRESS OR IMPLIED, EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE IV OF THIS AGREEMENT.

       12.5 WAIVERS. Waiver by any party of any breach of or failure to comply with any provision of this Agreement by the other parties shall not be construed as, or constitute, a continuing waiver of such provision, or a waiver of any other breach of, or failure to comply with, any other provision of this Agreement. No waiver of any such breach or failure or of any term or condition of this Agreement shall be effective unless in a written notice signed by the waiving party and delivered, in the manner required for notices generally, to each affected party.

       12.6 NOTICES. Any notice, demand, request, consent, approval, declaration, delivery or other communication hereunder to be made pursuant to the provisions of this Agreement ("notice") shall be sufficiently given or made if in writing and delivered in person with receipt acknowledged, sent by registered or certified mail, receipt requested, posted prepaid, sent by overnight courier with guaranteed next day delivery or sent by telex or facsimile to the party to whom directed at the following address:

       If to the Sellers, to:

       Scitex Corporation Ltd.
       POB 330, 46103 Herzlia B Israel
       Facsimile No.:  972-9-597722
       Attn:  Yoav Z. Chelouche

       With copies to:

       Proskauer Rose LLP

       1585 Broadway
       New York, New York  10036-8299
       Facsimile No.:  (212) 969-2900
       Attn:  Stanley Komaroff, Esq.

       If to the Purchasers, to:

       Creo Products Inc.
       3700 Gilmore Way
       Burnaby, B.C.
       V5G 4M1  Canada
       Facsimile No.:  (604)
       Attn:  Amos Michelson

       with copies to:

       Simpson Thacher & Bartlett
       485 Lexington Avenue
       New York, New York  10017
       Facsimile No.:  (212) 455-2502
       Attn:  Lee Meyerson

       and

       Getz Prince Wells
       Suite 1810 - 111 West Georgia Street
       Vancouver, B.C.
       V6E 4M3  Canada
       Facsimile No.:  (604) 685-9798
       Attn:  Leon Getz

       or at such other address as may be substituted by notice given as herein provided. The giving of any notice required hereunder may be waived in writing by the party entitled to receive such notice. Every notice shall be deemed to have been duly given or served on the date on which personally delivered, with receipt acknowledged, one Business Day after sent by overnight (next day) courier, two Business Days after sent by international (two day) courier or on the day telexed or faxed.

       12.7 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same document.

       12.8 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

       12.9 CONSENT TO JURISDICTION; AND SERVICE OF PROCESS. Each Seller hereby irrevocably appoints Proskauer Rose LLP at its office at 1585 Broadway, New York, New York 10036, and each Purchaser hereby irrevocably appoints CT Corporation System at its office at 1633 Broadway, New York, New York 10019, its lawful agent and attorney to accept and acknowledge service of any and all process against it in any Order or Proceeding arising out of or relating to this Agreement or any of the transactions contemplated hereby and upon whom such process may be served, with the same effect as if such party were a resident of the State of New York and had been lawfully served with such process in such jurisdiction, and waives all claims of error by reason of such service; provided that in the case of any service upon such agent and attorney, the party effecting such service shall also deliver a copy thereof to the other party at the address and in the manner specified in
Section 12.7. Each Seller and each Purchasers will enter into such agreements with such agents as may be necessary to constitute and continue the appointment of such agents hereunder. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the United States District Court for the Southern District of New York or any court of the State of New York located in the Borough of Manhattan in the City of New York in any such Order or Proceeding arising out of or relating to this Agreement or any of the transactions contemplated hereby; provided, however, that such consent to jurisdiction is solely for the purpose referred to in this Section 12.09 and shall not be deemed to be a general submission to the jurisdiction of said courts or in the State of New York other than for such purpose. Each party hereby irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such Order or Proceeding brought in such a court and any claim that any such Order or Proceeding brought in such a court has been brought in an inconvenient forum. Nothing herein shall affect the right of any party to serve process in any other manner permitted by Law or to commence legal proceedings or otherwise proceed against the other in any other jurisdiction.

       12.10 BINDING EFFECT; ASSIGNMENT; NO THIRD PARTY BENEFICIARIES. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective legal representatives, successors and permitted assigns; provided, that the Sellers shall not assign or transfer this Agreement nor any right or obligation hereunder by operation of law or otherwise; provided further, that the Purchasers may prior to the Closing Date assign all or a portion of their rights under this Agreement to this subsidiaries; provided, further that no assignment by the Purchasers shall relieve such Purchaser of its obligations hereunder. Neither this Agreement nor any of the Ancillary Agreements shall be construed to confer any benefits or rights on, or be enforceable by, any Person other than the parties that are signatories hereto.

       12.11 SEVERABILITY. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction, and any such provision, to the extent invalid or unenforceable, shall be replaced by a valid and enforceable provision which comes closest to the intention of the parties underlying such invalid or unenforceable provision.

       12.12 HEADINGS. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

       12.13 FURTHER ASSURANCES. After the Closing Date, without further consideration, the Sellers and the Purchasers shall take such further action and shall execute and deliver such further instruments and documents as either party shall reasonably request in order to carry out the provisions and purposes of this Agreement.

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date first above written.


                     CREO PRODUCTS INC.


                     By:      "MARK DANCE"
                              -------------------------------
                              Name: Mark Dance
                              Title: Chief Operating Officer


                     ISTOBRACK LIMITED

                     By:      "TOM KORDYBACK"
                              -------------------------------
                              Name:  Tom Kordyback
                              Title: Chief Financial Officer


                     CREO SRL

                     By:      "TOM KORDYBACK"
                              -------------------------------
                              Name:  Tom Kordyback
                              Title: Chief Financial Officer


                     LUKA HOLDINGS LTD.

                     By:      "TOM KORDYBACK"
                              -------------------------------
                              Name:  Tom Kordyback
                              Title: Chief Financial Officer


                     CREOSSU INC.

                     By:      "TOM KORDYBACK"
                              -------------------------------
                              Name: Tom Kordyback
                              Title: Chief Financial Officer


                     CREOPROOFER INC.

                     By:      "TOM KORDYBACK"
                              -------------------------------
                              Name: Tom Kordyback
                              Title: Chief Financial Officer

                     SCITEX CORPORATION LTD.

                     By:      "R. BEN-SHAOUL"
                              -------------------------------
                              Name: R. Ben-Shaoul
                              Title: Chairman

                     By:      "Y. CHELOUCHE"
                              -------------------------------
                              Name: Y. Chelouche
                              Title: President and Chief Executive Officer

                     SCITEX DEVELOPMENT CORP.

                     By:      "R. BEN-SHAOUL"
                              -------------------------------
                              Name: R. Ben-Shaoul
                              Title: Chairman

                     By:      "Y. CHELOUCHE"
                              -------------------------------
                              Name: Y. Chelouche
                              Title: President and Chief Executive Officer

                                  SCHEDULE "C"

              COMBINED FINANCIAL STATEMENTS OF THE SCITEX BUSINESS

                       SCITEX - THE GRAPHIC ARTS BUSINESS

              (CERTAIN BUSINESS UNITS OF SCITEX CORPORATION LTD.)

                       1999 COMBINED FINANCIAL STATEMENTS

                       SCITEX - THE GRAPHIC ARTS BUSINESS

               (CERTAIN BUSINESS UNITS OF SCITEX CORPORATION LTD.)

                       1999 COMBINED FINANCIAL STATEMENTS



                                TABLE OF CONTENTS

                                                                 PAGE
          REPORT OF INDEPENDENT AUDITORS                           2
          COMBINED FINANCIAL STATEMENTS:
            Balance sheets                                        3-4
            Statements of operations                               5
            Statements of changes in equity                       6-7
            Statements of cash flows                              8-9
            Notes to financial statements                        10-32



                   THE AMOUNTS ARE STATED IN U.S. DOLLARS ($).


                                ---------------
                           -------------------------
                                ---------------

                                 [LETTERHEAD]

                                               KESSELMAN & KESSELMAN
                                               Certified Public Accountants
                                               Trade Tower, 25 Hamered Street
                                               Tel Aviv 68125 Israel
                                               P.O Box 452 Tel Aviv 61003
                                               Telephone +972-3-7954555
                                               Facsimile +972-3-7954556


                      REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of

SCITEX CORPORATION LTD.

We have audited the accompanying combined balance sheets of Scitex - The Graphic Arts Business (the "Business") (which comprises Certain Business Units of Scitex Corporation Ltd. and its subsidiaries ("Scitex")) as of December 31, 1999 and 1998 and the related combined statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of Scitex's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of an associated company, the Business's interest in capital deficiency of which amounted to $ 1,138,000 as of December 31, 1999 and the Business's interest in the losses of which for the year ended December 31, 1999 amounted to $ 2,504,000. Those statements were audited by other independent auditors, whose report thereon has been furnished to us, and our opinion, insofar as it relates to the amounts included for the associated company, is based solely on the report of the other independent auditors.

We conducted our audits in accordance with generally accepted auditing standards, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Scitex's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other independent auditors provide a fair basis for our opinion.

In our opinion, based upon our audits and the report of other independent auditors, the aforementioned financial statements present fairly, in all material respects, the combined financial position of the Business as of December 31, 1999 and 1998 and the results of its operations, the changes in equity and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted ("GAAP") in the United States of America. As applicable to these financial statements, U.S. GAAP and Canadian GAAP are similar in all material respects, except as described in note 14.


Tel-Aviv, Israel                           (signed) "Kesselman & Kesselman"
   February 2, 2000                      Certified Public Accountants (Isr.)


Kesselman & Kesselman is a member of PricewaterhouseCoopers International Limited, a company limited by guarantee registered in England and Wales.

                       SCITEX - THE GRAPHIC ARTS BUSINESS
               (CERTAIN BUSINESS UNITS OF SCITEX CORPORATION LTD.)

                             COMBINED BALANCE SHEETS

                                                           DECEMBER 31
                                                    -------------------------
                                                       1999            1998
                                                    ---------       ---------
                                                    U.S. DOLLARS IN THOUSANDS
                                                    -------------------------
                   A S S E T S
CURRENT ASSETS
  Cash and cash equivalents                            16,784         17,864
  Short-term investments                                  363            350
  Trade receivables (including related party
    of $13,321,000 at December 31, 1999 and
    $10,040,000 at December 31, 1998) (note 3)        134,691        105,726
  Other receivables                                    21,123         16,971
  Inventories:
    Systems and components (note 2)                    47,867         49,021
    Spare parts and supplies                           40,121         37,873
  Deferred income taxes (note 10c)                     33,383         30,761
                                                     --------       --------
      T o t a l current assets                        294,332        258,566
                                                     --------       --------
NON-CURRENT ASSETS (note 12)                            3,147          2,627
                                                     --------       --------
PROPERTY, PLANT AND EQUIPMENT (note 4):
  Cost                                                249,584        238,746
  L e s s - accumulated depreciation and
    amortization                                     (202,124)      (185,250)
                                                     --------       --------
                                                       47,460         53,496
                                                     --------       --------
GOODWILL AND OTHER INTANGIBLE ASSETS
  net of accumulated amortization (note 5)              1,355          4,365
                                                     --------       --------

                                                      346,294        319,054
                                                     ========       ========



(signed) "Rimon Ben-Shaoul"                Chairman of the Board
-----------------------------                of Directors



(signed) "Yoaz Z. Chelouche"               President, Chief Executive Officer
-----------------------------                and Director

                                                           DECEMBER 31
                                                    -------------------------
                                                       1999            1998
                                                    ---------       ---------
                                                    U.S. DOLLARS IN THOUSANDS
                                                    -------------------------
 L I A B I L I T I E S   A N D   E Q U I T Y
CURRENT LIABILITIES (NOTE 12):
  Short-term bank credit                                                   2
  Trade payables                                      48,576          38,516
  Accrued and other liabilities (note 6)              64,649          76,731
                                                     -------         -------
    T o t a l current liabilities                    113,225         115,249
                                                     -------         -------

LONG-TERM LIABILITIES                                                     21
                                                                     -------
COMMITMENTS AND CONTINGENT LIABILITIES
  (note 8)
                                                     -------         -------
    T o t a l liabilities                            113,225         115,270
                                                     -------         -------
EQUITY (note 9)                                      233,069         203,784
                                                     -------         -------

                                                     346,294         319,054
                                                     =======         =======


          THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE COMBINED
                              FINANCIAL STATEMENTS.

                       SCITEX - THE GRAPHIC ARTS BUSINESS
               CERTAIN BUSINESS UNITS OF SCITEX CORPORATION LTD.)

                        COMBINED STATEMENTS OF OPERATIONS

                                                         YEAR ENDED DECEMBER 31
                                                    -------------------------------
                                                      1999        1998        1997
                                                    -------     -------     -------
                                                       U.S. DOLLARS IN THOUSANDS
                                                    -------------------------------
REVENUES (note 13a):
  Product sales                                     336,883     303,274     322,190
  Services                                          104,784     103,716     103,173
  Sale of supplies                                   49,854      47,157      48,222
                                                    -------     -------     -------
    T o t a l revenues                              491,521     454,147     473,585

COST OF REVENUES:
  Cost of sales                                     181,599     163,907     190,778
  Cost of service                                    82,616      80,785      88,449
  Cost of supplies                                   25,951      25,430      23,101
                                                    -------     -------     -------
    T o t a l cost of revenues                      290,166     270,122     302,328
                                                    -------     -------     -------
GROSS PROFIT                                        201,355     184,025     171,257
RESEARCH AND DEVELOPMENT COSTS -
  net (note 13b)                                     40,122      39,679      34,381
SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES (note 13c)                               117,758     131,178     138,194
AMORTIZATION OF GOODWILL AND OTHER
  INTANGIBLE ASSETS                                   3,010       3,022       2,880
                                                    -------     -------     -------
OPERATING INCOME (LOSS)                              40,465      10,146      (4,198)
FINANCIAL INCOME - net (note 13d)                       214         392         129
OTHER INCOME (EXPENSES) - net                            54         401        (894)
                                                    -------     -------     -------
INCOME (LOSS) BEFORE TAXES ON INCOME                 40,733      10,939      (4,963)
TAXES ON INCOME (note 10)                             4,994       6,410       1,484
SHARE IN LOSSES OF ASSOCIATED COMPANY -
  net (note 6)                                        3,108       5,666       2,132
                                                    -------     -------     -------
NET INCOME (LOSS)                                    32,631      (1,137)     (8,579)
                                                    =======     =======     =======


          THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE COMBINED
                              FINANCIAL STATEMENTS.

                       SCITEX - THE GRAPHIC ARTS BUSINESS
               CERTAIN BUSINESS UNITS OF SCITEX CORPORATION LTD.)

                    COMBINED STATEMENTS OF CHANGES IN EQUITY


                                                                               U.S. DOLLARS IN
                                                                                  THOUSANDS
                                                                               ---------------
BALANCE AT JANUARY 1, 1997                                                         250,032
                                                                                   -------

CHANGES DURING THE YEAR ENDED DECEMBER 31, 1997:
  Net loss                                                                          (8,579)
  Other comprehensive income component - currency translation
    adjustments                                                                       (166)
                                                                                   -------
  Total comprehensive loss                                                          (8,745)
                                                                                   -------
  Elimination of surplus in respect of employee stock
    options due to forfeiture, net of surplus arising
    from employee stock options                                                     (1,109)
  Funds transferred to Scitex, net of contribution from Scitex                     (50,143)
                                                                                   -------
BALANCE AT DECEMBER 31, 1997                                                       190,035
                                                                                   -------

CHANGES DURING THE YEAR ENDED DECEMBER 31, 1998:
  Net loss                                                                          (1,137)
  Other comprehensive income component - currency translation
    adjustments                                                                       (343)
                                                                                   -------
  Total comprehensive loss                                                          (1,480)
                                                                                   -------
  Elimination of surplus in respect of employee stock
    options due to forfeiture, net of surplus arising
    from employee stock options                                                       (125)
  Contribution from Scitex, net of funds transferred to Scitex                      15,354
                                                                                   -------
BALANCE AT DECEMBER 31, 1998                                                       203,784
                                                                                   -------

CHANGES DURING THE YEAR ENDED DECEMBER 31, 1999:
  Net income                                                                        32,631
  Other comprehensive income component - currency translation
    adjustments                                                                         18
                                                                                   -------
  Total comprehensive income                                                        32,649
                                                                                   -------
  Elimination of surplus in respect of employee stock
    options due to forfeiture, net of surplus arising
    from employee stock options                                                        (20)
  Funds transferred to Scitex, net of contribution from Scitex                      (3,344)
                                                                                   -------
BALANCE AT DECEMBER 31, 1999                                                       233,069
                                                                                   =======


          THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE COMBINED
                              FINANCIAL STATEMENTS.

                       SCITEX - THE GRAPHIC ARTS BUSINESS
               (CERTAIN BUSINESS UNITS OF SCITEX CORPORATION LTD.)

                        COMBINED STATEMENTS OF CASH FLOWS

                                                                   YEAR ENDED DECEMBER 31
                                                              -------------------------------
                                                                1999        1998        1997
                                                              -------     -------     -------
                                                                 U.S. DOLLARS IN THOUSANDS
                                                              -------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                            32,631      (1,137)     (8,579)
  Adjustments to reconcile net income or net loss to net
    cash provided by (used in) operating activities:
    Share in losses of equity investment                        3,108       5,666       2,132
    Depreciation and amortization                              23,036      22,222      23,744
    Compensation resulting from employee stock options            (20)       (125)     (1,109)
    Deferred income taxes - net                                (3,708)    (11,001)     (1,958)
    Loss (gain) on disposal of fixed assets                         5         100        (505)
    Changes in operating assets and liabilities:
      Decrease (increase) in trade receivables
        (including non-current portion)                       (28,965)      3,687       4,088
      Decrease (increase) in other receivables                 (4,152)        (48)      1,653
      Increase (decrease) in trade payables                    10,060       2,343      (2,024)
      Increase (decrease) in accrued and other liabilities     (8,664)    (16,919)     26,078)
      Decrease (increase) in inventories                       (1,094)        288      45,021
                                                              -------     -------     -------
  Net cash provided by (used in) operating activities         (10,394)      6,213      44,964
                                                              -------     -------     -------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of fixed assets                                    (15,312)    (20,952)    (11,668)
  Proceeds from sale of fixed assets                            1,318       1,220       1,911
  Equity investments and other non current assets              (5,943)       (308)     (1,093)
  Purchase of short-term investments                              (13)       (681)     (1,112)
                                                              -------     -------     -------
  Net cash used in investing activities                       (19,950)    (20,721)    (11,962)
                                                              -------     -------     -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Decrease in long-term liabilities                               (21)                    (20)
  Net decrease in short-term bank credit                           (2)        (15)         (3)
   Transfers from (to) Scitex, net                             (3,344)     15,354     (50,143)
                                                              -------     -------     -------
  Net cash provided by (used in) financing activities          (3,367)     15,339     (50,166)
                                                              -------     -------     -------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS           (1,080)       (306)    (25,743)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                 17,864      18,170      43,913
                                                              -------     -------     -------
CASH AND CASH EQUIVALENTS AT END OF YEAR                       16,784      17,864      18,170
                                                              =======     =======     =======

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest paid                                                   388       1,066       2,144
                                                              =======     =======     =======
  Income taxes paid (tax refund)                                  693       9,003        (902)
                                                              =======     =======     =======


          THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE COMBINED
                              FINANCIAL STATEMENTS.

                       SCITEX - THE GRAPHIC ARTS BUSINESS
               (CERTAIN BUSINESS UNITS OF SCITEX CORPORATION LTD.)

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                            (AMOUNTS IN U.S. DOLLARS)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

         The combined financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). As applicable to these financial statements U.S. GAAP and Canadian GAAP are similar in all material respects, except as described in note 14:

         a.   NATURE OF OPERATIONS AND BASIS OF PRESENTATION

              Scitex Corporation Ltd. (Scitex) is an Israeli corporation which together with its subsidiaries designs, manufactures and markets digital visual information communication systems for the digital preprint and digital printing markets.

              On January 17, 2000 Scitex and Creo Products Inc. ("Creo"), a Canadian company, entered into an agreement to combine their prepress businesses in the worldwide market for digital preprint equipment.

              Under the terms of the agreement, Scitex will sell to Creo substantially all of the assets, liabilities and operations related to its Graphic Arts Business (the "Business") (i.e. - digital preprint and print-on demand business, input business, output business, Iris business, workstation business and other Legacy system business). The Business presented herein is not a separate legal entity.

              These combined financial statements reflect the financial position, results of operations, changes in equity and cash flows of the Business that will be transferred to Creo as if the Business were a separate entity for all years presented. The combined financial statements have been prepared using the historical basis of the assets and liabilities and historical results of operations related to the Business. Changes in equity represent Scitex's contribution, after giving effect to the net income (loss) of the Business, plus net cash transfers to or from Scitex.

              The combined financial statements also include allocations of certain Scitex corporate headquarters' assets, liabilities and expenses related to the Business. This allocation is based on the ratio of the Business's revenues and operating expenses to Scitex's revenues and operating expenses. Management believes these allocations are reasonable. However, the cost of these services charged to the Business is not necessarily indicative of the costs that would have been incurred if the Business had performed these functions as a stand-alone entity.

              Transactions entered into between entities comprising the Business and the balances resulted therefrom have been eliminated.

              The financial information included herein may not necessarily reflect the combined results of operations, financial position, changes in equity and cash flows of the Business in the future or what they would have been had it been a separate, stand-alone entity during the years presented.

                       SCITEX - THE GRAPHIC ARTS BUSINESS
               (CERTAIN BUSINESS UNITS OF SCITEX CORPORATION LTD.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                            (AMOUNTS IN U.S. DOLLARS)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

         b.   FUNCTIONAL CURRENCY

              The currency of the primary economic environment in which most the operations of the Business are conducted is the U.S. dollar ("dollar" or "$"); thus, the dollar is the functional currency of most of the entities combining the Business.

              For those entities whose functional currency is the dollar, transactions and balances denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions reflected in the statements of operations, the exchange rates at transaction dates are used, except for expenses deriving from non-monetary items, which are translated using historical exchange rates. The currency transaction gains or losses are carried to financial income or expenses, as appropriate.

              The financial statements of certain entities, whose functional currency is their local currency, are translated into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards ("FAS") No. 52 of the Financial Accounting Standards Board of the United States ("FASB") - "Foreign Currency Translation": assets and liabilities are translated using the year-end rate of exchange; results of operations are translated at average exchange rates during the year. The resulting aggregate translation adjustments are reported as an "other comprehensive income" component.

         c.   USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

              The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

         d.   CASH EQUIVALENTS

              The Business considers all highly liquid debt instruments purchased with a maturity of three months or less at time of investment, that are not restricted as to withdrawal or use, to be cash equivalents. Bank deposits with a maturity of more than three months but less than one year (from the date of deposit) are included in short-term investments.

         e.   INVENTORIES

              Inventories are valued at the lower of cost or market. Cost is determined as follows: components and supplies - on the moving average basis; labor and overhead - on the basis of actual manufacturing costs.

                       SCITEX - THE GRAPHIC ARTS BUSINESS
               (CERTAIN BUSINESS UNITS OF SCITEX CORPORATION LTD.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                            (AMOUNTS IN U.S. DOLLARS)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

         f.   EQUITY INVESTMENT

              Investment in associated company controlled to the extent of 50% is accounted for by the equity method.

         g.   PROPERTY, PLANT AND EQUIPMENT

              These assets are stated at cost and are depreciated by the straight-line method over their estimated useful lives.

              Annual rates of depreciation are as follows:

                                                             %
                                                            ---
                  Machinery and equipment             10-33 (mainly 20)
                  Building                                4
                  Office furniture and equipment       6-33 (mainly 20)
                  Motor vehicles                      15-25 (mainly 15)

              Leasehold improvements are amortized by the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.

         h.   GOODWILL AND OTHER INTANGIBLE ASSETS

              Goodwill, representing the difference between the cost of the investment in combined entities and the fair value of their underlying net assets at time of acquisition, and acquired goodwill, are amortized by the straight-line method over a period of 7 years.

              Acquired technology and other intangible assets are stated at cost and amortized by the straight-line method over a period of 5-7 years.

         i.   IMPAIRMENT OF LONG-LIVED ASSETS

              When indicators of impairment are presented, the Business evaluates the carrying value of the foregoing assets and intangibles in relation to the operating performance and future undiscounted cash flows of the underlying assets.

                       SCITEX - THE GRAPHIC ARTS BUSINESS
               (CERTAIN BUSINESS UNITS OF SCITEX CORPORATION LTD.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                            (AMOUNTS IN U.S. DOLLARS)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

         j.   REVENUE RECOGNITION:

              1)  Sale of products

                  The Business recognizes revenue from sale of its products upon shipment. Cost of sales includes an estimate of costs associated with warranty.

              2)  Service revenue

                  Service revenue is recognized ratably over the contractual period or as services are performed.

              3)  Sale of supplies

                  The Business recognizes revenue from sale of supplies upon shipment.

         k.   RESEARCH AND DEVELOPMENT COSTS

              Research and development costs are charged to income as incurred. Government funding for development of approved projects is recognized as a reduction of expenses as the related costs are incurred.

         l.   ADVERTISING

              These costs are expensed as incurred.

         m.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

              The allowance is partly determined for specific accounts doubtful of collection and partly based on past experience.

         n.   INCOME TAXES:

              1) Deferred income taxes are computed for temporary differences between the assets and liabilities as measured in the financial statements and for tax purposes. Deferred taxes are computed using the tax rates expected to be in effect when these differences reverse; as to the main factors in respect of which deferred taxes have been included - see note 10c.

              2) The Business may incur an additional tax liability in the event of an intercompany dividend distribution; no additional tax has been provided, since the Business does not intend to distribute, in the foreseeable future, dividends which would result in additional tax liability.

                       SCITEX - THE GRAPHIC ARTS BUSINESS
               (CERTAIN BUSINESS UNITS OF SCITEX CORPORATION LTD.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                            (AMOUNTS IN U.S. DOLLARS)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

              3) Taxes which would apply in the event of disposal of investments in investee entities have not been taken into account in computing the deferred taxes, as it is the policy to hold these investments, not to realize them.

              4) Upon the distribution of dividends from the tax-exempt income of "approved enterprises" (see also note 10a), the amount distributed will be subject to tax at the rate that would have been applicable had this income not been exempted from payment thereof. If such distribution is made, the amount of the related tax is to be charged as an expense in the statements of operations. Since Scitex intended to permanently reinvest the amounts of tax exempt income and not intended to cause distribution of such dividends, no deferred income taxes have been provided in respect of such tax-exempt income.

         o.   DERIVATIVES

              Scitex on behalf of the Business enters into forward exchange contracts and purchases and writes currency options to hedge existing non-dollar assets and liabilities as well as certain firm commitments. The written options are part of the hedging policy. Scitex also purchases currency options to hedge anticipated sales for the coming year, which are probable and which are expected to be denominated in non-dollar currencies. None of the held or issued derivative financial instruments is for trading purposes.

              All of the above mentioned foreign exchange derivatives are designated as, and effective as, a hedge. A derivative is qualified as a hedge if: (1) the item to be hedged exposes the Business to a risk, (2) the related derivative reduces that exposure and is inversely correlated to the hedged item, and (3) the derivative is designated at inception for hedging purposes.

              Gains and losses on derivatives that are hedging existing assets or liabilities are recognized in income commensurate with the results from those assets or liabilities; balances receivable or payable in respect of such derivatives are included in the balance sheets among other accounts receivable or payable, as appropriate. Gains and losses related to derivatives that are hedging firm commitments or anticipated sales are deferred, and ultimately recognized in income as part of the measurement of the results of the underlying hedged transactions. Cash flows from derivatives are recognized in the statements of cash flows together with results from the hedged item.

         p.   STOCK-BASED COMPENSATION

              Stock-based compensation arrangements are accounted for in accordance with provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", and complies with the disclosure provisions of FAS No. 123, "Accounting for Stock-Based Compensation."

                       SCITEX - THE GRAPHIC ARTS BUSINESS
               (CERTAIN BUSINESS UNITS OF SCITEX CORPORATION LTD.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                            (AMOUNTS IN U.S. DOLLARS)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

         q.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

              1) In June 1998, the FASB issued FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). FAS 133 established a new model for accounting for derivatives and hedging activities. FAS 133 requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. FAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000.

                  The Business is currently evaluating the impact FAS 133 will have on its financial statements.

              2) In December 1999, the SEC issued SAB 101, "Revenue Recognition in Financial Statements". SAB 101 summarizes some of SEC's interpretations of the application of generally accepted accounting principles (GAAP) to revenue recognition.

                  The Business expects that any impact SAB 101 may have on its financial statements will be immaterial.


NOTE 2 - INVENTORIES - SYSTEMS AND COMPONENTS:

                                                       DECEMBER 31
                                                   ------------------
                                                    1999        1998
                                                   ------      ------
                                                     $ IN THOUSANDS
                                                   ------------------
              Components for manufacturing
                of systems                         28,853      22,822
              Work in process                       7,306       6,580
              Finished products                    11,708      19,619
                                                   ------      -------
                                                   47,867      49,021
                                                   ======      ======


NOTE 3 - TRADE RECEIVABLES:

                                                       DECEMBER 31
                                                   ------------------
                                                    1999        1998
                                                   ------      ------
                                                     $ IN THOUSANDS
                                                   ------------------
              The item is net of allowance
                for doubtful accounts              12,927      17,773
                                                   ======      ======

                       SCITEX - THE GRAPHIC ARTS BUSINESS
               (CERTAIN BUSINESS UNITS OF SCITEX CORPORATION LTD.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                            (AMOUNTS IN U.S. DOLLARS)


NOTE 4 - PROPERTY, PLANT AND EQUIPMENT

         Grouped by major classifications, the assets are composed as follows:

                                                                   ACCUMULATED
                                                                  DEPRECIATION
                                                C O S T         AND AMORTIZATION
                                           -----------------    -----------------
                                               DECEMBER 31          DECEMBER 31
                                           -----------------    -----------------
                                             1999      1998       1999      1998
                                           -------   -------    -------   -------
                                                         $ IN THOUSANDS
                                           --------------------------------------
              Machinery and equipment      192,839   183,858    158,987   143,940
              Building (including land)      8,755     8,755      2,196     1,918
              Leasehold improvements        27,383    26,142     24,460    23,525
              Office furniture and
                  equipment                 19,257    18,309     15,400    14,750
              Motor vehicles                 1,350     1,682      1,081     1,117
                                           -------   -------    -------   -------
                                           249,584   238,746    202,124   185,250
                                           =======   =======    =======   =======

         Depreciation and amortization of property, plant and equipment totaled $20,026,000, $19,200,000 and $20,864,000 in 1999, 1998 and
         1997, respectively.


NOTE 5 - GOODWILL AND OTHER INTANGIBLE ASSETS:

                                                               DECEMBER 31
                                                           ------------------
                                                            1999        1998
                                                           ------      ------
                                                             $ IN THOUSANDS
                                                           ------------------
              Original amount:
                Goodwill in invested entities and
                  acquired goodwill                        25,696      25,696
                Acquired technology and other
                  intangible assets                         4,684       4,684
                                                           ------      ------
                                                           30,380      30,380
                                                           ------      ------
              L e s s - accumulated amortization:
                Goodwill in invested entities and
                  acquired goodwill                        24,830      22,229
                Acquired technology and other
                  intangible assets                         4,195       3,786
                                                           ------      ------
                                                           29,025      26,015
                                                           ------      ------
                                                            1,355       4,365
                                                           ======      ======

                       SCITEX - THE GRAPHIC ARTS BUSINESS
               (CERTAIN BUSINESS UNITS OF SCITEX CORPORATION LTD.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                            (AMOUNTS IN U.S. DOLLARS)


NOTE 6 - ACCRUED AND OTHER LIABILITIES:

                                                               DECEMBER 31
                                                           ------------------
                                                            1999        1998
                                                           ------      ------
                                                             $ IN THOUSANDS
                                                           ------------------
              Employees and related liabilities            19,865      21,433
              Taxes on income, net of advances              1,011       1,825
              Advances from customers                       1,695       3,270
              Allowance in respect of sales financed
                by third parties (see note 8b(1))           3,774       6,680
              Accrued warranties                            5,696       5,059
              Accrued royalties                             4,958       7,346
              Share in losses of associated company
                over investment therein                     1,448       4,865
              Sundry                                       26,202      26,253
                                                           ------      ------
                                                           64,649      76,731
                                                           ======      ======


NOTE 7 - EMPLOYEE RIGHTS UPON RETIREMENT:

         a. Israeli labour laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The liability, based upon the length of service and the latest monthly salary (one month's salary for each year worked), is mainly funded with severance pay and pension funds and with insurance companies (principally with an affiliate of two of the major shareholders of Scitex), for which the Business makes monthly payments.

              The amounts funded for the purchase of insurance policies for employees are reflected as plan assets since substantially all employees are entitled to irrevocably receive such funds under the terms of an employment contract or the employers' policy and these insurance policies cannot ordinarily be withdrawn by the employer.

         b. The U.S. entities offer 401(k) matching plans to all eligible employees. The U.S. entities' matching contributions range from 50% to 200% of the first 3% of a participant's earnings, depending upon years of service, up to a maximum employer contribution of 6% of a participant's qualifying earnings.

         c. Substantially all of the European entities make contributions to pension plans administered by insurance companies. Since the control and management of these funds are independent of the European entities, the amounts funded are not included in the balance sheets.

                       SCITEX - THE GRAPHIC ARTS BUSINESS
               (CERTAIN BUSINESS UNITS OF SCITEX CORPORATION LTD.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                            (AMOUNTS IN U.S. DOLLARS)


NOTE 7 - EMPLOYEE RIGHTS UPON RETIREMENT (continued):

         d. The balance sheet liability for employee rights upon retirement and the amount funded - plan assets, are composed as follows:

                                                               DECEMBER 31
                                                           ------------------
                                                            1999        1998
                                                           ------      ------
                                                             $ IN THOUSANDS
                                                           ------------------
                   In respect of Israeli employees:
                     Liability                             21,484      20,086
                     Less - plan assets                    18,525      17,683
                                                           ------      ------
                   Unfunded balance                         2,959       2,403
                                                           ======      ======

              The amounts not funded are included among accrued liabilities.

         e. Severance pay, pension and defined contribution plan expenses totaled $7,480,000, $7,650,000 and $7,787,000 in 1999, 1998 and
              1997, respectively.


NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES:

         a.   COMMITMENTS:

              1)  Royalty commitments:

                  (a) The Business is committed to pay royalties of 2%-5% to the
                      Government of Israel on sales of products in the research and development of which the Government participates by way of grants, up to the amount of the grants received (in dollar terms). At the time the funding was received, successful development of the related projects was not assured. In the case of failure of a project that was partly financed by royalty - bearing Government participation, the Company is not obligated to pay any such royalties to the Israeli Government.

                      At December 31, 1999, the maximum contingent royalty payable is $30.5 million.

                  (b) The Business is obligated to pay royalties to certain
                      parties, based on agreements which allow it to use technologies developed by these parties. Such royalties are based on the revenues from sales of products which incorporate these technologies or on quantities of such products sold.

                       SCITEX - THE GRAPHIC ARTS BUSINESS
               (CERTAIN BUSINESS UNITS OF SCITEX CORPORATION LTD.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                            (AMOUNTS IN U.S. DOLLARS)


NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

              2)  Lease commitments

                  Most of the premises occupied by the Business are rented under various operating lease agreements. Most of the premises in Israel are leased from an affiliate of two of the major shareholders of Scitex.

                  Minimum lease commitments under the above leases at rates in effect in December 1999, are as follows:

                                                           $ IN THOUSANDS
                                                           --------------
                      Year ending December 31:
                        2000                                    8,468
                        2001                                    7,812
                        2002                                    6,408
                        2003                                    4,183
                        2004                                    2,799
                        2005 and thereafter                     3,309

                  The rental payments for the premises in Israel, which constitute approximately 18.0 % of the above amounts, are payable in Israeli currency, partially linked to the Israeli consumer price index (the "Israeli CPI") and partially to the U.S. dollar. The balance of the contracts is denominated in U.S. dollars.

                  Rental expense totaled $6,769,000, $7,759,000 and $8,707,000 in 1999, 1998 and 1997, respectively.

         b.   CONTINGENT LIABILITIES:

              1) The Business has entered into certain agreements with third-party financing companies (hereafter - the agreements) under which long-term financing (generally five years) is provided to customers in connection with the purchase of the Business's equipment.

                  Under the terms of the agreements, the third-party financing companies have recourse against the Business in an amount equal to either a fixed amount established at the time of financing or a percentage of the outstanding balance, including interest, owed by the customers to the financing company.

                  During the years ended December 31, 1999, 1998 and 1997, approximately $16,378,000, $20,414,000 and $24,136,000, respectively, of revenue were financed under these agreements. At December 31, 1999, the Business was contingently liable to the financing companies for a portion of the total of the outstanding balance of $42 million.

                       SCITEX - THE GRAPHIC ARTS BUSINESS
               (CERTAIN BUSINESS UNITS OF SCITEX CORPORATION LTD.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                            (AMOUNTS IN U.S. DOLLARS)


NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

                  The Business has established provisions ($3,774,000 and $6,680,000 at December 31, 1999 and 1998, respectively) for potential losses which may be incurred in the event of default under the agreements. The level of provisions is determined based upon an analysis of the individual transactions and past experience.

              2) Lawsuits have been lodged against Scitex, as it relates to the Business, in the ordinary course of business. Scitex intends to defend itself vigorously against those lawsuits. Management does not expect that the Business will incur substantial expenses in respect thereof; therefore, no provision has been made for the lawsuits.


NOTE 9 - EQUITY:

         a.   SHARE INCENTIVE AND STOCK OPTION PLANS (THE "PLANS"):

              Employees of the Business participate in stock-based compensation plans that are administered through Scitex and involve options to acquire Scitex shares. Accordingly, option and expense information presented herein represents the Business's portion of the overall plans.

              1)  Scitex has two current share incentive and stock option plans
                  - the Scitex Israel Key Employee Share Incentive Plan 1991 (with various sub-plans), mainly for directors, officers and other key employees, and the Scitex International Key Employee Stock Option Plan 1991 (as amended, 1995), for officers and non - Israeli other key employees. Option awards may be granted under the plans up to September 2001. The maximum term of an option may not exceed ten years. Each option can be exercised to purchase one share of Scitex having the same rights as the other ordinary shares of Scitex.

                  The grant of options under the Israeli plan is subject to the terms stipulated by the Israeli Income Tax Ordinance. Inter alia, the Ordinance provides that Scitex may be allowed to claim as an expense for tax purposes the amounts credited to the employees as a benefit, when the related tax is payable by the employee.

                       SCITEX - THE GRAPHIC ARTS BUSINESS
               (CERTAIN BUSINESS UNITS OF SCITEX CORPORATION LTD.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                            (AMOUNTS IN U.S. DOLLARS)


NOTE 9 - EQUITY (continued):

              2) The total number of options authorized under the plans is as follows:

                                                          DECEMBER 31
                                                  -------------------------
                                                      1999           1998
                                                  ---------       ---------
                                                      NUMBER OF OPTIONS
                                                  -------------------------
                  Outstanding                     1,968,689       2,167,034
                  Exercised and paid                346,597         262,742
                                                  ---------       ---------
                                                  2,315,286       2,429,776
                                                  =========       =========

                  The options granted are exercisable for the purchase of shares as follows:

                                                          DECEMBER 31
                                                  -------------------------
                                                      1999           1998
                                                  ---------       ---------
                                                      NUMBER OF OPTIONS
                                                  -------------------------
                  At balance sheet date           1,119,502         553,920
                  During first year thereafter      630,022         872,892
                  During second year thereafter     102,335         680,447
                  During third year thereafter       69,000          34,175
                  During fourth year thereafter      47,830          25,600
                                                  ---------       ---------
                                                  1,968,689       2,167,034
                                                  =========       =========

                  The rights to exercise options are generally conditional upon continuous employment by the Business.

                       SCITEX - THE GRAPHIC ARTS BUSINESS
               (CERTAIN BUSINESS UNITS OF SCITEX CORPORATION LTD.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                            (AMOUNTS IN U.S. DOLLARS)


NOTE 9 - EQUITY (continued):

              3) A summary of the status of the plans, as it relates to the Business's employees at December 31, 1999, 1998 and 1997, and changes during the years ended on those dates, is presented below:

                                                       YEAR ENDED DECEMBER 31
                              --------------------------------------------------------------------------
                                       1999                       1998                      1997
                              ---------------------    -----------------------    ----------------------
                                           WEIGHTED                   WEIGHTED                  WEIGHTED
                                           AVERAGE                    AVERAGE                   AVERAGE
                                           EXERCISE                   EXERCISE                  EXERCISE
                                NUMBER      PRICE       NUMBER         PRICE       NUMBER        PRICE
                              ---------    --------    ---------      --------    ---------     --------
                                              $                          $                         $
                                             ---                        ---                       ---
Options outstanding at
  beginning of year          2,108,667       9.81      2,419,823        9.73      1,645,936       9.18
Changes during the year:
  Granted                      200,920     *10.85        182,400       11.58      1,659,359      *7.62
  Exercised and paid           (84,374)      9.13       (241,842)       9.06
  Forfeited                   (256,524)    *11.61       (233,347)      10.76       (815,918)     *6.86
                             ---------                 ---------                  ---------
Options outstanding
  at end of year             1,968,689      *9.72      2,167,034        9.87      4,424,186       3.86
                             =========                 =========                  =========
Options exercisable
  at end of year             1,119,502      *9.36        553,920        9.37         28,375     *20.46
                             =========                 =========                  =========

          * In 1999, 48,000 options awarded in earlier years to a related party, with an exercise price of $14.75 per option, were repriced to an exercise price of $11.6875 per option. In 1997, 794,953 options awarded in earlier years, with a weighted average exercise price of $18.13 per option, were repriced to an exercise price of $9.06 per option subject to a revised vesting schedule. All data in this note assume election by the relevant grantees of the revised exercise price and the revised vesting schedule.

         The weighted average fair value of options granted during 1999, 1998 and 1997 is $3.32, $5.51 and $3.11, respectively.

         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                         YEAR ENDED DECEMBER 31
                                                        ------------------------
                                                        1999      1998      1997
                                                        ----      ----      ----
              Dividend yield per share - in dollars      -,-       -,-       -,-
                                                        ====      ====      ====
              Expected volatility                        40%       64%       25%
                                                        ====      ====      ====
              Risk-free interest rate                   6.2%      5.2%      6.1%
                                                        ====      ====      ====
              Expected life - in years                  2.62      2.38      2.09
                                                        ====      ====      ====

                       SCITEX - THE GRAPHIC ARTS BUSINESS
               (CERTAIN BUSINESS UNITS OF SCITEX CORPORATION LTD.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                            (AMOUNTS IN U.S. DOLLARS)


NOTE 9 - EQUITY (continued):

              4) The following table summarizes information about options outstanding at December 31, 1999:

                       OPTIONS OUTSTANDING                               OPTIONS EXERCISABLE
------------------------------------------------------------------    --------------------------
                        NUMBER            WEIGHTED        WEIGHTED        NUMBER        WEIGHTED
                    OUTSTANDING AT        AVERAGE          AVERAGE    EXERCISABLE AT     AVERAGE
   RANGE OF          DECEMBER 31,        REMAINING        EXERCISE     DECEMBER 31,     EXERCISE
EXERCISE PRICES          1999         CONTRACTUAL LIFE     PRICE           1999          PRICE
----------------    --------------    ----------------    --------    --------------    --------
      $                                     YEARS            $                             $
     ---                                    -----           ---                           ---
 9.00  to  10.00       1,499,191             5.8            9.12           982,183        9.06
11.00  to  11.99         361,434             7.6           11.43            86,111       11.11
12.00  to  13.00         108,064             6.8           12.22            51,208       12.03
                       ---------                                         ---------
 9.00  to  13.00       1,968,689             6.2            9.40         1,119,502        9.40
                       =========                                         =========

              5)  Accounting treatment of share incentive and stock option plans

                  The compensation income - which reflects the reversal of compensation cost charged to income in earlier years in respect of employee stock options due to forfeiture, net of compensation cost in respect of the current year - in the years ended December 31, 1999, 1998 and 1997, was $ 20,000, $ 125,000 and $ 1,109,000 respectively. Had compensation for the plans been determined based on the fair values at the grant dates for awards made under the Plans in 1995, and thereafter, consistent with the method of FAS 123, the Business's net income (loss), would have been changed to the pro-forma amounts indicated below:

                                                          YEAR ENDED DECEMBER 31
                                                       ----------------------------
                                                        1999      1998        1997
                                                       ------    ------     -------
                                                              $ IN THOUSANDS
                                                       ----------------------------
                  Net income (loss) - in thousands
                    of dollars:
                    As reported                        32,631    (1,137)     (8,579)
                                                       ======    ======     =======
                    Pro-forma                          32,021    (3,722)    (11,326)
                                                       ======    ======     =======

              6) Creo and Scitex will require all permanent employees who transfer with the Business to Creo, to participate in a program involving the cancellation of 50% of their unvested options to purchase Scitex common shares and the issuance by Creo of new options to acquire Creo's common shares.

                       SCITEX - THE GRAPHIC ARTS BUSINESS
               (CERTAIN BUSINESS UNITS OF SCITEX CORPORATION LTD.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                            (AMOUNTS IN U.S. DOLLARS)


NOTE 9 - EQUITY (continued):

         b.   DIVIDEND

              The distribution cash dividends out of tax exempt income, would subject the Business to payment of 15% or 20% tax on the amount distributed, effectively reducing the dividend distribution by the amount of the tax (see also notes 1n(4) and 10a(1)).


NOTE 10 - TAXES ON INCOME:

         a.   THE BUSINESS FACILITIES IN ISRAEL:

              1) Tax benefits under the Law for the Encouragement of Capital Investments, 1959

                  The Business's production facilities in Israel have been granted "approved enterprise" status under the above law. The main benefit arising from such status is the reduction in tax rates on income derived from "approved enterprises". Also being a "foreign investors' company" as defined by that law and as such the Business is entitled to a ten-year period of benefits and to an additional reduction in tax rates to 15% or 20% (based on the percentage of foreign shareholding in each tax year).

                  For "approved enterprises", income derived therefrom is tax exempt for a period of two or four years out of the ten-year period of benefits. Based on the percentage of foreign shareholding in Scitex, income derived during the remaining six or eight years of benefits is taxable at the rate of 15% or 20%. The period of benefits relating to the "approved enterprises" will expire in the years 2000 through 2006.

                  In the event of distribution of cash dividends from income which was tax exempt as described above, the amount distributed will be subject to 15% or 20% tax.

                  The entitlement to the above benefits is conditional upon the Business's fulfilling the conditions stipulated by the above law, regulations published thereunder and the certificates of approval for the specific investments in "approved enterprises". In the event of failure to comply with these conditions, the benefits may be cancelled and the Business may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences and interest.

              2) Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter - the Inflationary Adjustments Law)

                  Under this law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI, or in the exchange rate of the dollar for a "foreign investors' company". The Israeli entities elected to measure their results on the basis of the changes in the Israeli CPI.

                       SCITEX - THE GRAPHIC ARTS BUSINESS
               (CERTAIN BUSINESS UNITS OF SCITEX CORPORATION LTD.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                            (AMOUNTS IN U.S. DOLLARS)


NOTE 10 - TAXES ON INCOME (continued):

              3) Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969

                  Scitex is an "industrial company" as defined by this law and therefore the Business is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law, and the right to claim public issuance expenses and amortization of patents and other intangible property rights as a deduction for tax purposes.

              4)  Tax rates applicable in Israel to income from other sources

                  Income not eligible for "approved enterprise" benefits mentioned in (1) above is taxed at the regular rate of 36%.

         b.   CARRYFORWARD TAX LOSSES AND DEDUCTIONS

              Carryforward tax losses and deductions that will be transferred to Creo with the Business approximated $ 6 million at December 31, 1999. Most of the carryforward amounts have no expiration date.

         c.   DEFERRED INCOME TAXES:

                                                                  DECEMBER 31
                                                             --------------------
                                                              1999          1998
                                                             ------       -------
                                                                $ IN THOUSANDS
                                                             --------------------
              Computed in respect of the following:
                Allowance for accounts receivable            15,061        17,223
                Carryforward tax losses and credits          27,931        31,945
                Inventories                                   5,255         3,636
                Accrued liabilities and deferred income       4,664         5,655
                Other                                           469        (1,161)
                                                             ------       -------
                                                             53,380        57,298
                L e s s - valuation allowance                18,839        26,465
                                                             ------       -------
                                                             34,541        30,833
                                                             ======       =======
              Deferred taxes are included in the
                Balance sheets as follows:
                Current assets                               33,383        30,761
                Non-current assets                            1,158            72
                                                             ------       -------
                                                             34,541        30,833
                                                             ======       =======

                       SCITEX - THE GRAPHIC ARTS BUSINESS
               (CERTAIN BUSINESS UNITS OF SCITEX CORPORATION LTD.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                            (AMOUNTS IN U.S. DOLLARS)


NOTE 10 - TAXES ON INCOME (continued):

         d.   INCOME (LOSS) BEFORE TAXES ON INCOME:

                                                               YEAR ENDED DECEMBER 31
                                                          -------------------------------
                                                           1999        1998         1997
                                                          ------      ------      -------
                                                                 $ IN THOUSANDS
                                                          -------------------------------
                  Israeli                                 22,166        (853)     (18,643)
                  Non-Israeli                             18,567      11,792       13,680
                                                          ------      ------      -------
                                                          40,733      10,939       (4,963)
                                                          ======      ======      =======


         e.   TAXES ON INCOME INCLUDED IN THE STATEMENTS OF OPERATIONS:

              1)  As follows:

                                                             YEAR ENDED DECEMBER 31
                                                          ----------------------------
                                                           1999        1998       1997
                                                          -----       ------     -----
                                                                 $ IN THOUSANDS
                                                          ----------------------------
                  Current: Israeli                                       41          2
                           Non-Israeli                    1,286      (4,632)       472
                                                          -----      ------      -----
                                                          1,286      (4,591)       474
                                                          -----      ------      -----
                    Deferred, see c. above:
                      Israeli                                           515       (199)
                      Non-Israeli                         3,708      10,486      1,209
                                                          -----      ------      -----
                                                          3,708      11,001      1,010
                                                          -----      ------      -----
                                                          4,994       6,410      1,484
                                                          =====      ======      =====

              2) Following is a reconciliation of the theoretical tax expense (benefit), assuming all income is taxed at the regular tax rate applicable to Israeli corporations (see a(4) above) and the actual tax expense:

                                                            YEAR ENDED DECEMBER 31
                                                          ----------------------------
                                                           1999       1998       1997
                                                          ------     ------     ------
                                                                 $ IN THOUSANDS
                                                          ----------------------------
                  Income (loss) before taxes on income    40,733     10,939     (4,963)
                                                          ======     ======     ======

                  Theoretical tax expense (tax benefit)
                    on the above amount                   14,664      3,938     (1,786)
                  Effect of lower tax rate for
                    "approved enterprises"                (4,655)       179      3,915
                                                          ------     ------     ------
                                                          10,008      4,117      2,129
                  Increase in taxes resulting from
                    permanent differences                  2,943      3,458      1,730
                  Change in valuation allowance           (7,626)       618     (1,433)
                  Other*                                    (331)    (1,783)      (942)
                                                          ------     ------     ------
                  Actual tax expense                       4,994      6,410      1,484
                                                          ======     ======     ======

                       SCITEX - THE GRAPHIC ARTS BUSINESS
               (CERTAIN BUSINESS UNITS OF SCITEX CORPORATION LTD.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                            (AMOUNTS IN U.S. DOLLARS)


NOTE 10 - TAXES ON INCOME (continued):

         * Resulting mainly from the difference between the changes in the Israeli CPI (the basis for computation of taxable income of the Israeli entities, see a(2) above) and the changes in the exchange rate of the Israeli currency relative to the dollar.

         f.   TAX AUDITS

              Scitex has received final tax assessments through the 1991 tax year.

              The audits of the tax returns of the U.S. companies and the main European company have been completed through the 1991 and 1995 tax years, respectively.


NOTE 11 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

         a.   GENERAL

              The Business operates internationally, which gives rise to significant exposure to market risks, mainly from changes in foreign exchange rates. Derivative financial instruments (hereafter derivatives) are utilized by the Business to reduce these risks.

              The Business is exposed to losses in the event of non-performance by counterparties to the derivatives, but it does not expect any counterparties to fail to meet their obligations, since the counterparties are major Israeli and European banks and major U.S. brokers. The Business does not require or place collaterals for these financial instruments.

         b.   FOREIGN EXCHANGE RISK MANAGEMENT

              As stated in note 1o, the Business uses foreign currency derivatives for hedging purposes. All such derivatives are for the conversion of non-dollar currencies into dollar. The writing of options is part of a comprehensive hedging strategy and is designed to effectively swap the currencies relating to existing assets and liabilities. Each of the options written is combined with purchase of an option for the same period and the same notional amount. The term of all those contracts is less than one year.

              The notional amounts of foreign currency derivatives as of December 31, 1999 are as follows:

                                                     U.S. DOLLARS
                                                     IN MILLIONS
                                                     ------------
                  Forward exchange contracts               53
                                                          ===
                  Currency options purchased               95
                                                          ===
                  Currency options written                140
                                                          ===

                       SCITEX - THE GRAPHIC ARTS BUSINESS
               (CERTAIN BUSINESS UNITS OF SCITEX CORPORATION LTD.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                            (AMOUNTS IN U.S. DOLLARS)


NOTE 11 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

         c.   CONCENTRATIONS OF CREDIT RISK

              At December 31, 1999 and 1998, the Business held cash and cash equivalents, most of which were deposited with major Israeli, European and U.S. banks. The Business considers the inherent credit risks to be remote.

              Most of the Business's sales are made in the United States and in Europe, to a large number of customers. Consequently, the exposure to concentrations of credit risks relating to individual customer receivables is limited. The Business performs ongoing credit evaluations of its customers and generally does not require collateral from its customers in Europe and in the United States. In respect of certain sales to customers in emerging economies, the Business requires letters of credit.

         d.   FAIR VALUE OF FINANCIAL INSTRUMENTS

              The financial instruments of the Business and its subsidiaries consist mainly of non-derivative assets and liabilities (items included in working capital, non-current assets); the Business also uses some derivatives.

              In view of their nature, the fair value of the financial instruments included in working capital is usually identical or close to their carrying amount. The fair value of non-current assets approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

              The fair value and the carrying amount of derivatives at December 31, 1999 and 1998 is an asset of approximately $ 1.8 million and a liability of approximately $ 3.3 million, respectively. The fair value of the derivatives is determined based on a quoted market price or on the estimated amounts that the Business would receive or pay upon termination of the contracts at the reporting dates.

NOTE 12 - MONETARY BALANCES IN NON-DOLLAR CURRENCIES

         Comprise at December 31, 1999:

                                                   ASSETS      LIABILITIES
                                                      $ IN THOUSANDS

              ISRAELI CURRENCY UNLINKED (a)        11,213         27,212
                                                   ======         ======
              OTHER ON-DOLLAR CURRENCIES (b)       81,403         25,161
                                                   ======         ======

         (a) The above does not include balances in Israeli currency linked to the dollar.

         (b) As to hedging transactions entered into by the Business in order to maintain the dollar value of net assets in non-dollar currencies, see note 11.

                       SCITEX - THE GRAPHIC ARTS BUSINESS
               (CERTAIN BUSINESS UNITS OF SCITEX CORPORATION LTD.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                            (AMOUNTS IN U.S. DOLLARS)


NOTE 13 - SELECTED STATEMENT OF OPERATIONS DATA:

         a.   SEGMENTED INFORMATION:

              1)  General

                  As described in note 1a, the Business designs, manufactures and markets digital visual information communication systems for the Graphic arts market.

                  The Business reportable segments are strategic business units which are distinguished by the geographical areas in which they generate revenues. Although the products sold and the services rendered are mostly the same, gross margins differ significantly in the various geographical areas.

                  The revenues are attributed to geographical segments based on location of the customers.

              2)  Information about reported segment profit:

                  a)  Measurement of segment profit:

                      The accounting policies of the segments are the same as those described in the significant accounting policies.

                      The Business evaluates performance mainly based on gross profit. Segment assets information is not given in (b) below, since the Business does not evaluate performance based on such assets.

                       SCITEX - THE GRAPHIC ARTS BUSINESS
               (CERTAIN BUSINESS UNITS OF SCITEX CORPORATION LTD.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                            (AMOUNTS IN U.S. DOLLARS)


NOTE 13 - SELECTED STATEMENT OF OPERATIONS DATA (continued):

                  b)  Reportable segment operating data:

                                                           NORTH                    FAR
                                                         AND SOUTH                 EAST &
                                                          AMERICA      EUROPE       OTHER      TOTAL
                                                         ---------     -------     ------     -------
                                                                         $ IN THOUSANDS
                                                         --------------------------------------------
                  Year ended December 31, 1999:
                    Revenues from external customers      224,882      203,104     63,535     491,521
                                                          =======      =======     ======     =======
                    Segment gross profit                   95,033       82,333     23,989     201,355
                                                          =======      =======     ======     =======
                    Depreciation and amortization           9,646        3,338     10,052      23,036
                                                          =======      =======     ======     =======

                  Year ended December 31, 1998:
                    Revenues from external customers      200,200      190,905     63,042     454,147
                                                          =======      =======     ======     =======
                    Segment gross profit                   77,249       79,047     27,729     184,025
                                                          =======      =======     ======     =======
                    Depreciation and amortization           9,293        3,368      9,538      22,199
                                                          =======      =======     ======     =======

                  Year ended December 31, 1997:
                    Revenues from external customers      185,144      197,222     91,219     473,585
                                                          =======      =======     ======     =======
                    Segment gross profit                   66,859       74,122     30,276     171,257
                                                          =======      =======     ======     =======
                    Depreciation and amortization          10,368        3,273     10,103      23,744
                                                          =======      =======     ======     =======

                       SCITEX - THE GRAPHIC ARTS BUSINESS
               (CERTAIN BUSINESS UNITS OF SCITEX CORPORATION LTD.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                            (AMOUNTS IN U.S. DOLLARS)


                  c)  Geographic information

                      Information about geographic areas, classified by the Business's country of domicile and by foreign countries, is as follows:

                      1)  Revenues from external customers:

                                                                  YEAR ENDED DECEMBER 31
                                                               ---------------------------
                                                                1999       1998      1997
                                                               -------   -------   -------
                                                                      $ IN THOUSANDS
                                                               ---------------------------
                          United States                        224,878   199,259   183,996
                          Europe (mainly Western
                            Europe)                            203,104   190,905   197,222
                          Other countries                       63,535    63,983    92,367
                                                               -------   -------   -------
                                                               491,521   454,147   473,585
                                                               =======   =======   =======

                          Revenues are attributed to countries based on the location of the customers.

                      2)  Long-lived assets:

                                                                      DECEMBER 31
                                                               --------------------------
                                                                1999      1998      1997
                                                               ------    ------    ------
                                                                     $ IN THOUSANDS
                                                               --------------------------
                          Israel                               20,013    24,022    21,470
                          United States                        13,766    14,588    16,703
                          Other countries                      13,681    14,886    14,892
                                                               ------    ------    ------
                                                               47,460    53,496    53,065
                                                               ======    ======    ======


                                                                 YEAR ENDED DECEMBER 31
                                                               --------------------------
                                                                1999      1998      1997
                                                               ------    ------    ------
                                                                     $ IN THOUSANDS
                                                               --------------------------
         b.   RESEARCH AND DEVELOPMENT COSTS - net:
                Expenses incurred                              44,697    47,706    42,814
                L e s s - royalty-bearing
                  participations from the Government
                   of Israel (note 8a(1)(a))                    4,575     8,027     8,433
                                                               ------    ------    ------
                                                               40,122    39,679    34,381
                                                               ======    ======    ======

                       SCITEX - THE GRAPHIC ARTS BUSINESS
               (CERTAIN BUSINESS UNITS OF SCITEX CORPORATION LTD.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                            (AMOUNTS IN U.S. DOLLARS)


NOTE 13 - SELECTED STATEMENT OF OPERATIONS DATA (continued):

         c.   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:

                Selling*                                        66,559    71,439    72,654
                General and administrative**                    51,199    59,739    65,540
                                                               ------    -------   -------
                                                               117,758   131,178   138,194
                                                               =======   =======   =======

                *   Including advertising costs                  1,591     1,922     1,961
                                                               =======   =======   =======
                **  Including net change in
                    allowance for doubtful
                    accounts and direct
                    write-off of bad debts                       7,159     3,606    21,824
                                                               =======   =======   =======




         d.   FINANCIAL INCOME - net:

                                                                 YEAR ENDED DECEMBER 31
                                                               -------------------------
                                                                1999      1998      1997
                                                               -----     -----     -----
                                                                     $ IN THOUSANDS
                                                               -------------------------
                Income:
                  Interest                                       896       547     1,225
                  Non-dollar currency gains
                    and losses - net                             409     1,014     2,269
                                                               -----     -----     -----
                                                               1,305     1,561     3,494
                                                               -----     -----     -----
                Expenses:
                  Interest                                                  75     2,111
                  Bank charges                                   467       474       412
                  Cost of hedging transactions                   624       620       842
                                                               -----     ------    -----
                                                               1,091     1,169     3,365
                                                               -----     ------    -----
                                                                 214       392       129
                                                               =====     ======    =====

                       SCITEX - THE GRAPHIC ARTS BUSINESS
               (CERTAIN BUSINESS UNITS OF SCITEX CORPORATION LTD.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                            (AMOUNTS IN U.S. DOLLARS)


NOTE 14 - EFFECT OF MATERIAL DIFFERENCES BETWEEN U.S. GAAP AND CANADIAN GAAP:

         The combined financial statements are prepared in accordance with U.S. GAAP. As applicable to these financial statements U.S. GAAP and Canadian GAAP are similar in all material respects, except as indicated below:

         a.   DEVELOPMENT COST

              Under U.S. GAAP, development costs are charged as expense as incurred.

              Under Canadian GAAP, development costs are capitalized and amortized over their estimated useful life, unless they do not meet certain criteria for deferral and amortization. The Business has determined that it has not incurred any expenditures which would meet the criteria for capitalization and amortization under Canadian GAAP.

         b.   PROPORTIONATE CONSOLIDATION OF A JOINT VENTURE COMPANY

              The Business has a 50% investment in a Japanese corporate joint venture. Under US GAAP, this investment has been accounted for using the equity method. Based on the lack of any contractual arrangement which would establish joint control over the Japanese joint venture, management have concluded that this investment does not meet the definition of a joint venture under Canadian GAAP and consequently, the use of the equity method is appropriate.

                       SCITEX - THE GRAPHIC ARTS BUSINESS
               (CERTAIN BUSINESS UNITS OF SCITEX CORPORATION LTD.)

               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                            (AMOUNTS IN U.S. DOLLARS)


NOTE 14 - EFFECT OF MATERIAL DIFFERENCES BETWEEN U.S. GAAP AND CANADIAN GAAP (continued):


         C.   STOCK BASED COMPENSATION

              Under U.S. GAAP, compensation cost for employee stock option plans is measured using the intrinsic value based method of accounting. Under the intrinsic value based method compensation cost is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Compensation cost is expensed over the period between the date of granting the option and the date of vesting (the date it is first exercisable).

              Under Canadian GAAP, no compensation expenses in respect of stock option compensation plan to employees should be accrued.

              Had compensation cost for the share option plan described in note 9a(5) were eliminated the effect of applying these elimination on the operating results of the combined financial statements is as follows:

                                                                 YEAR ENDED DECEMBER 31
                                                               --------------------------
                                                                1999      1998      1997
                                                               ------    ------    ------
                                                               U.S. DOLLARS IN THOUSANDS
                                                               --------------------------
                Net income (loss), as reported in the
                  combined statements of operations            32,631    (1,137)   (8,579)
                Effect of the treatment of stock based
                  compensation under Canadian GAAP                (20)     (125)   (1,109)
                                                               ------    ------    ------
                Net income (loss) under Canadian GAAP          32,611    (1,262)   (9,688)
                                                               ======    ======    ======

                                  SCHEDULE "D"

            UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF

                               CREO PRODUCTS INC.

              Unaudited Pro Forma Consolidated Financial Statements


              CREO PRODUCTS INC.

COMPILATION REPORT

The Board of Directors
Creo Products Inc.

We have reviewed, as to compilation only, the accompanying pro forma consolidated balance sheet of Creo Products Inc. as at September 30, 1999 and the pro forma consolidated statement of operations of Creo Products Inc. and the Scitex Business for the year then ended. These pro forma financial statements have been prepared for inclusion in the management proxy circular relating to the issue of common shares. In our opinion, the pro forma consolidated financial statements have been properly compiled to give effect to the proposed transactions and assumptions described in note 2 thereto.


(signed) "KPMG LLP"

Chartered Accountants



Vancouver, Canada
February  23, 2000

CREO PRODUCTS INC.
Unaudited Pro Forma Consolidated Balance Sheet (note 3)

(In thousands of United States dollars)

---------------------------------------------------------------------------------------------------
                                                       Scitex            Pro Forma      Pro Forma
                                           Creo       Business          Adjustments    Consolidated
---------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents              $103,075     $ 16,784 (ii)        (4,715)        $115,144
  Accounts receivable                      38,736      155,814                             194,550
  Inventories                              32,247       87,988 (ii)         3,000          123,235
  Prepaid expenses and other                3,312          363                               3,675
  Future income taxes                           -       33,383 (ii)       (25,982)           7,401
                                         --------     --------                            --------
                                          177,370      294,332                             444,005
Note receivable                                 -            - (iii)       14,094           14,094
Capital assets, net                        40,718       47,460 (ii)         9,500           97,678
Future income taxes                         2,067        1,158 (iv)        (3,225)               -
Other                                           -        1,989 (ii)         1,770            3,759
Goodwill and other intangibles                  -        1,355 (ii)       322,328          323,683
                                         --------     --------                            --------
                                         $220,155     $346,294                            $883,219
                                         ========     ========                            ========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable and accrued
    liabilities                          $ 30,144     $113,225 (ii)        13,000         $156,369
  Income taxes payable                      3,486            -                               3,486
  Future income taxes                         862            - (ii)          (862)               -
  Deferred revenue and deposits            19,047            -                              19,047
  Current portion of long-term debt           296            -                                 296
                                         --------     --------                            --------
Total current liabilities                  53,835      113,225                             179,198

Long-term debt                              6,364            -                               6,364
Other liabilities                               -            - (ii)         2,959            2,959
Future income taxes                             -            - (ii)         7,742            7,742
                                         --------     --------                            --------
Total liabilities                          60,199      113,225                             196,263

SHAREHOLDERS' EQUITY
Share capital                             138,202            - (i)        527,000          665,202
Retained earnings                          21,754      233,069 (ii)      (233,069)          21,754
                                         --------     --------                            --------
Total shareholders' equity                159,956      233,069                             686,956
                                         --------     --------                            --------
Total liabilities and shareholders'
  equity                                 $220,155     $346,294                            $883,219
                                         ========     ========                            ========

CREO PRODUCTS INC.
Unaudited Pro Forma Consolidated Statement of Operations (note 3)

(In thousands of United States dollars, except per share amounts)

---------------------------------------------------------------------------------------------------
                                                       Scitex            Pro Forma      Pro Forma
                                           Creo       Business          Adjustments    Consolidated
---------------------------------------------------------------------------------------------------
REVENUE:
Revenues                                 $178,323     $491,521                            $669,844
Cost of sales                              94,465      290,166 (iii)       (6,128)         378,503
                                         --------     --------                            --------
Gross profit                               83,858      201,355                             291,341
                                         --------     --------                            --------

OPERATING EXPENSES:
Research and development, net              13,805       40,122                              53,927
Selling, general and administrative
  expenses                                 40,517      117,758 (iv)           (20)         158,255
Financing costs                                 -            - (ii)         1,409            1,409
Amortization of goodwill and other
  intangibles                                   -        3,010 (i)         29,358           32,368
                                         --------     --------                            --------
Total operating expenses                   54,322      160,890                             245,959
                                         --------     --------                            --------
Earnings from operations                   29,536       40,465                              45,382

Share in losses of equity investments           -       (3,108)                             (3,108)
Other income                                1,358          268                               1,626
                                         --------     --------                            --------
Earnings before income taxes               30,894       37,625                              43,900

Income tax expense                         12,334        4,994 (v)         (3,963)          13,365
                                         --------     --------                            --------
NET EARNINGS                              $18,560     $ 32,631                            $ 30,535
                                         ========     ========                            ========

NET EARNINGS PER SHARE
  Basic                                                                                   $   0.73
                                                                                          ========
  Fully diluted                                                                           $   0.68
                                                                                          ========

CREO PRODUCTS INC.
Notes to Unaudited Pro Forma Consolidated Financial Statements
(see Compilation Report)
(Tabular amounts in thousands of United States dollars)
-------------------------------------------------------------------------------

1.   BASIS OF PRESENTATION:

     The accompanying unaudited pro forma consolidated financial statements of Creo Products Inc. ("Creo") are based upon the historical financial statements of Creo giving effect to the transaction described in note 2. These pro forma financial statements do not purport to represent Creo's financial position and results of operations that would have been attained had the transactions actually taken place at the dates indicated and do not purport to be indicative of the effects that may be expected to occur in the future. These pro forma financial statements also do not give effect to any events, including any synergies that Creo is able to achieve, other than those discussed in the notes to the pro forma financial statements.

     The pro forma financial statements have been compiled from financial information in the:

     (a) audited consolidated financial statements of Creo as at and for the year ended September 30, 1999;

     (b) audited consolidated financial statements of the Graphic Arts Business of Scitex Corporation Ltd. (hereinafter called the "Scitex Business") as at and for the year ended December 31, 1999; and

     (c)  the additional information set out in note 2.

     These pro forma financial statements should be read in conjunction with the financial statements of Creo and the Scitex Business included elsewhere in this management proxy circular.

     Creo's consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles. The Scitex Business amounts disclosed in the pro forma consolidated balance sheet and the pro forma combined statement of operations have been extracted from the financial statements of the Scitex Business prepared under United States generally accepted accounting principles ("GAAP") and have been reconciled to Canadian GAAP in the pro-forma adjustments column (see note 3).


2.   PRO FORMA TRANSACTIONS AND ASSUMPTIONS:

     On January 17, 2000, Creo entered into an asset purchase agreement with Scitex Corporation Ltd. and Scitex Development Corp. to acquire the Scitex Business for share consideration equal to 13,250,000 common shares of Creo. Upon completion of the transaction, Scitex will enter into a five-year standstill agreement which, amongst other things, includes restrictions on acquiring additional Creo shares, as well as customary transfer, voting and other restrictions.

CREO PRODUCTS INC.
Notes to Pro Forma Consolidated Financial Statements
(Unaudited)

(Tabular amounts in thousands of United States dollars)
-------------------------------------------------------------------------------

2.   PRO FORMA TRANSACTIONS AND ASSUMPTIONS (CONTINUED):

     The Scitex Business includes shares and assets of various Scitex subsidiaries, and all of the tangible and intangible assets, including intellectual property (including patents, trademarks and know-how), used in the Scitex Business. In addition, Creo will assume the liabilities of the Scitex Business. The asset purchase agreement provides that the acquired assets will include that amount of cash or cash equivalents which will bring the book value of the acquired net tangible assets of the Scitex Business to $221 million. The closing of the Acquisition will take place on the first day of the month following the month in which all closing conditions, including shareholder and regulatory approvals, and the expiration of all required waiting periods, are satisfied or waived.

     The acquisition of the Scitex Business will be accounted for under the purchase method at closing with Creo identified as the acquirer. The aggregate purchase price, including costs, is estimated at $540 million and will be adjusted for income or losses of the Scitex Business from January 1, 2000 to the closing date and for other changes to certain assets and liabilities during the period from January 1, 2000 to the closing date. The purchase price will be assigned to the specific assets acquired and liabilities assumed at closing. Based on the estimated fair values of the assets and liabilities of the Scitex Business at December 31, 1999, the purchase price will be allocated as follows (in thousands):

         Current assets (other than future income taxes)         $ 259,234
         Note receivable non-interest bearing, due within
         three years discounted at 10% per annum                    14,094
         Capital assets                                             56,960
         Other non-current assets                                    3,759
         Intangible assets and goodwill                            323,683
         -----------------------------------------------------------------
                                                                   657,730
         Current liabilities                                      (113,225)
         Other liabilities                                          (2,959)
         Future income taxes, net                                   (1,546)
         -----------------------------------------------------------------
         Purchase price                                          $ 540,000
         =================================================================

     The actual dollar amount of the purchase price will be calculated and assigned to the assets and liabilities of the Scitex Business based on fair values at the date of closing. Certain of the asset valuations are subject to agreement between the parties to the transaction or independent valuation. Accordingly, the allocation set above is preliminary only and may be materially different from the actual closing amounts.

CREO PRODUCTS INC.
Notes to Pro Forma Consolidated Financial Statements
(Unaudited)

(Tabular amounts in thousands of United States dollars)
-------------------------------------------------------------------------------

3.   PRO FORMA ADJUSTMENTS:

     (a) The pro forma consolidated balance sheet gives effect to the following transactions as if they occurred on September 30, 1999:

          (i) Issuance of common shares for the Scitex Business as described in note 2;

          (ii)  the acquisition of the Scitex Business, as described in note
                2;

          (iii) the receipt of a non-interest bearing note receivable of $18,760,000 due within three years in consideration of the value of future income tax assets. The note receivable has been discounted at 10% per annum for three years resulting in a balance of $14,094,000.

          (iv) reclassification of certain amounts for presentation in the financial statements.

     (b) The pro forma combined statement of operations gives effect to the transactions described in note 3(a) as if they had occurred on October 1, 1998, and includes the following adjustments:

          (i) additional amortization expense of $29,358,000 representing the value assigned to intangible assets and goodwill on the acquisition amortized over their average estimated future life of 10 years;

          (ii) financing expense of $1,409,000 representing the amortization of the discount on the non-interest note receivable which has been discounted at 10% per annum;

          (iii) reduction in depreciation expense of $9,128,000 to reflect the application of Creo's depreciation accounting policies to the capital assets acquired and to recognize the fair value increment to inventory of $3,000,000 as if that inventory was sold in the current year;

          (iv) adjustment of $20,000 to reflect certain expenses on a Canadian GAAP basis; and

          (v) adjustments to income tax expense incurred by the Scitex Business to recognize the benefit of the additional deductions recorded in (i), (ii) and (iii).


4.   SHARE CAPITAL:

     -------------------------------------------------------------------
                                                Number of
                                                  common         Stated
                                                  shares         values
     -------------------------------------------------------------------
     Share capital, Creo Products Inc.,
       September 30, 1999                       32,418,694      $138,202

     Shares issued on acquisition, net
       of estimated share issue costs           13,250,000       527,000
     -------------------------------------------------------------------
     Balance                                    45,668,694      $665,202
     ===================================================================

CREO PRODUCTS INC.
Notes to Pro Forma Consolidated Financial Statements
(Unaudited)

(Tabular amounts in thousands of United States dollars)
-------------------------------------------------------------------------------

4.   SHARE CAPITAL (CONTINUED):

     Pro forma net income per share has been calculated by dividing pro forma net income by the weighted average number of shares outstanding. The weighted average number of shares outstanding represents Creo's weighted average number of shares outstanding for the period ended September 30, 1999 plus the shares issued for the acquisition of the Scitex Business assuming such shares were issued on October 1, 1998.

                                SCHEDULE "E"

           TORONTO STOCK EXCHANGE CORPORATE GOVERNANCE GUIDELINES

                                              DOES CREO
            TSE GUIDELINES                     COMPLY?                  COMMENTS
            --------------                    ---------                 --------
1.   The Board should explicitly assume
     responsibility for stewardship of
     the corporation, and specifically
     for:
     (a)  adoption of a strategic
          planning process                       Yes        The Board maintains oversight of
                                                            management's strategic planning
                                                            initiatives through annual and quarterly
                                                            budgetary reviews and approvals.
                                                            Extraordinary initiatives not provided
                                                            for in the approved budget require
                                                            separate Board approval.
     (b)  identifying the principal
          risks of Creo's business               Yes        The Board has established a Finance
          and implementing risk                             Committee which gives general advice from
          management systems                                time to time to the Chief Financial
                                                            Officer and reports to the Board,
                                                            which also receives monthly progress
                                                            and financial reports from management.
     (c)  succession planning and
          monitoring senior management           Yes        The mandate of the Board's Compensation,
                                                            Nominating and Corporate Governance
                                                            Committee includes succession planning
                                                            and monitoring the performance of senior
                                                            management.
     (d)  communications policy
                                                 Yes        The Board reviews periodically the
                                                            arrangements initiated by management,
                                                            under the general supervision of the
                                                            Chief Financial Officer, to ensure
                                                            effective communication with its
                                                            stakeholders and the public.

     (e)  integrity of internal
          control and management                 Yes        The Board's Audit Committee reviews
          information systems                               compliance with financial reporting
                                                            obligations, applicable accounting
                                                            principles and appropriate internal
                                                            controls. It meets with Creo's external
                                                            auditors at least once in each fiscal
                                                            quarter, reviews interim results, and
                                                            reports to the Board.


                                     (i)

                                              DOES CREO
            TSE GUIDELINES                     COMPLY?                  COMMENTS
            --------------                    ---------                 --------
 2.  Majority of directors should
     be "unrelated"                           Yes           Directors during 1999:

                                                            Raffi Amit - Unrelated

                                                            David A. Bennett - Unrelated

                                                            Thomas Berman - Unrelated

                                                            John Bu - Unrelated

                                                            Dan Gelbart - Related (President of Creo)

                                                            Amos Michelson - Related (Chief Executive
                                                            Officer of Creo)

                                                            Douglas Richardson - Related (Creo
                                                            employee)

                                                            Kenneth A. Spencer - Unrelated

                                                            Charles Young - Unrelated

                                                            The determination as to whether a
                                                            director is related was reached by a
                                                            review and analysis of the financial,
                                                            contractual and other relationships of
                                                            each director and their associates and
                                                            affiliates with Creo, and an assessment
                                                            of the materiality of any such
                                                            relationships and the effect, if any,
                                                            on the independence of each individual
                                                            director.

3.   Appoint a committee composed
     exclusively of unrelated,                   Yes        The Compensation, Nominating and
     non-management directors responsible                   Corporate Governance Committee is
     for appointment/assessment of                          responsible for recommending potential
     directors.                                             new directors and assessing the
                                                            performance and contribution of
                                                            directors.  All of the current members of
                                                            the Committee are unrelated,
                                                            non-management directors.
4.   Implement a process for assessing
     the effectiveness of the board, its         Yes        These are all responsibilities entrusted
     committees and individual directors                    to the Compensation, Nominating and
                                                            Corporate Governance Committee.
5.   Provide orientation and education
     programs for new directors                  No         Creo intends to prepare and maintain a
                                                            "Directors' Policy Manual" to assist new
                                                            and existing board members


                                    (ii)

                                              DOES CREO
            TSE GUIDELINES                     COMPLY?                  COMMENTS
            --------------                    ---------                 --------
6.   Consider the size of the board, with
     a view to improving effectiveness           Yes        The Board is specifically mandated to fix
                                                            its size, subject to shareholders
                                                            approval.  The Compensation, Nominating
                                                            and Corporate Governance Committee is
                                                            charged with the duty of assisting the
                                                            Board in matters pertaining to, among
                                                            other things, the organization and
                                                            composition of the Board.  The Board has
                                                            determined that an appropriate size for
                                                            Creo's Board, given its current
                                                            position,  is in the range of seven to
                                                            nine directors.
7.   Review compensation of directors in
     light of risks and responsibilities         Yes        During fiscal 1999 the directors did not
                                                            receive any remuneration for acting as
                                                            such.  This policy is currently under
                                                            review by the Compensation, Nominating
                                                            and Corporate Governance Committee.
8.   Committees should generally be
     composed of non-management directors        Yes        During fiscal 1999, all Board committees
                                                            except for the Compensation, Nominating
                                                            and Corporate Governance Committee of
                                                            which Amos Michelson was a member, were
                                                            composed entirely of non-management
                                                            directors.  The Committee has since been
                                                            reconstituted and Mr. Michelson is no
                                                            longer a member.
9.   Appoint a committee responsible for
     approach to corporate governance            Yes        The Compensation, Nominating and
     issues                                                 Corporate Governance Committee is
                                                            responsible for developing and monitoring
                                                            the Corporation's approach to corporate
                                                            governance issues.
10.  Define limits to management's
     responsibilities by developing
     mandates for:


                                    (iii)

                                              DOES CREO
            TSE GUIDELINES                     COMPLY?                  COMMENTS
            --------------                    ---------                 --------
     (a)  the board
                                                 Yes        The Board has plenary power and
                                                            responsibility. Any responsibility
                                                            which is not delegated to senior
                                                            management or a board committee remains
                                                            with the entire Board. Terms of
                                                            reference for the Board have been
                                                            established.

     (b)  the Chief Executive Officer
                                                 Yes        The limits to the authority and the
                                                            corporate objectives of the Chief
                                                            Executive Officer are defined by Creo's
                                                            annual plan and budget, and by terms of
                                                            reference established for the position.

11.  Establish structures and procedures
     to enable the board to function             Yes        The Chairman of the Board is independent
     independently of management                            of Creo's management.  The Board and its
                                                            committee meet independently of
                                                            management when warranted. In addition,
                                                            when appropriate, IN CAMERA sessions
                                                            are held at Board meetings in the
                                                            absence of management.

12.  Establish an audit committee with a
     specifically defined mandate                Yes        The mandate of the Audit Committee, all
                                                            of whose members are non-management
                                                            directors, includes monitoring the audit
                                                            and the preparation of financial
                                                            statements, reviewing all prospectuses,
                                                            annual and quarterly reports, annual
                                                            information forms and other similar
                                                            documents, and meeting with the outside
                                                            auditors independently of management.
13.  Implement a system to enable
     individual directors to engage              Yes        Individual directors may engage outside
     outside advisers, at corporation's                     advisors at the expense of the
     expense                                                corporation, with the approval of a
                                                            majority of the non-management directors.


                                    (iv)

                                 SCHEDULE "F"

             SPECIAL RESOLUTION TO AMEND ARTICLES OF INCORPORATION

RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1. the Articles of the Corporation be and the same are hereby amended by the addition of the following:

          "the directors may from time to time appoint one or more persons to be directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders of the Corporation."

2. any one director or officer of the Corporation is hereby authorized and directed, acting for and in the name of and on behalf of the Corporation, to execute or cause to be executed, with or without the corporate seal of the Corporation affixed, and to deliver or cause to be delivered, all such documents, agreements, authorizations, certificates or instruments, and to take or cause to be taken any and all such further action as such director or officer deems necessary or desirable, in his or her sole discretion, in order to carry out the intent of the foregoing paragraph of this resolution and the matter authorized thereby, such determination to be conclusively evidenced by such director's or officer's execution and delivery of such documents, agreements, authorizations, certificates or instruments, or the taking of any such further action.

                                SCHEDULE "G"

               EXTRACT FROM BY-LAW NO. 1 OF CREO PRODUCTS INC.

10.10 QUORUM. Subject to the provisions of the Act, a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed representative or proxy holder for an absent shareholder so appointed, and holding or representing in the aggregate not less than 20% of the outstanding shares of the Corporation entitled to vote at the meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present or represented may adjourn the meeting to a fixed time and place but they may not transaction any other business.

This is your ADMISSION TICKET to the Creo Products Inc.
Annual and Special Meeting to be held on Thursday, March 30, 2000 at 2:00 p.m. (local time) at the Executive Inn, 4201 Lougheed Highway, Burnaby, British Columbia.

Please present this ticket at the Meeting to avoid registration delays.

                                   TEAR HERE

IMPORTANT NOTICE

QUARTERLY REPORTS - DO YOU WISH TO RECEIVE THEM?

Creo Products Inc. (Creo) provides information to the investment community the day our quarterly results are announced. Consequently many registered shareholders do not wish to receive subsequent quarterly reports by mail. By mailing only to those shareholders who request the reports, Creo can achieve savings in both paper usage and expense.

To assist with this program, PLEASE CHECK THE BOX BELOW ONLY IF YOU WISH TO RECEIVE QUARTERLY REPORTS. Return this card, together with your proxy, in the envelope provided.

If this card is not returned we will assume you do not wish to receive these reports; however, you will continue to receive the annual report and associated proxy material.

/ / If you wish to receive Creo Products Inc. quarterly reports in fiscal
    2000, please check here.

If you received more than one copy of the annual report it could be that you are registered on the share register in more than one way. To reduce multiple mailings you must submit a written request to Montreal Trust to consolidate your accounts. This cannot be done without written instruction. This consolidation may not be possible if you hold common shares that are registered in your broker's name.

                               CREO PRODUCTS INC.

This proxy is solicited by the management of Creo Products Inc. ("Creo" or the "Corporation") for use at the annual and special meeting of the holders of common shares of the Corporation (the "Meeting") to be held at 2:00 p.m. (local time) on Thursday, March 30, 2000, at the Executive Inn, 4201 Lougheed Highway, Burnaby, British Columbia.

                                     PROXY

I am entitled to execute this proxy in respect of common shares of Creo Products Inc., and I appoint AMOS MICHELSON or, failing him, DAN GELBART or ____________________________ ("my proxyholder") to attend, vote and act on my behalf at the Annual Meeting of holders of common shares of Creo Products Inc. to be held on March 30, 2000 or at any adjournment of that meeting as if I were personally present. I direct my proxyholder to vote my common shares on any ballot that may be called for on all matters properly brought before the meeting and specifically as set out below:

(a)  on the resolution to approve the issuance of      For / /   Against / /
     13,250,000 common shares to Scitex Corporation
     Ltd. in connection with the acquisition by
     Creo of certain assets of Scitex

                                                                  Withhold
(b)  on the election of the following persons as        For      from voting
     directors of Creo:

       Amos Michelson .............................     / /          / /
       Dan Gelbart ................................     / /          / /
       John Bu ....................................     / /          / /
       Raphael Amit ...............................     / /          / /
       Thomas D. Berman ...........................     / /          / /
       Kenneth A. Spencer .........................     / /          / /
       Charles E. Young ...........................     / /          / /

(c)  on the appointment of KPMG LLP as Creo's          For / /   Withhold vote / /
     auditors

(d)  on the special resolution to amend Creo's         For / /      Against / /
     Articles of Incorporation to authorize the
     Board of Directors to appoint additional
     directors between shareholders' meetings
     up to a maximum of 1/3 of the number of
     directors elected at the previous annual
     meeting

(e)  on the resolution to confirm an amendment         For / /      Against / /
     to Creo's By-Law No. 1 to provide for a
     quorum at meetings of shareholders of at
     least two shareholders present in person
     or by proxy and between them holding not
     less than 20% of the outstanding common
     shares

With respect to amendments or variations to the matters described above or other matters which may properly come before the meeting, I hereby confer discretionary authority on my proxyholder to vote as he or she thinks fit. I hereby revoke all former proxies and ratify everything my proxyholder may do at the meeting or any adjournment of it.

Signature of registered holder
(or duly authorized officer if a corporation) ________________________________

Please Print Name _______________________________ Date ___________________2000

                               CREO PRODUCTS INC.

Instructions:

1. IF YOU ARE UNABLE TO ATTEND THE MEETING BUT WISH TO BE REPRESENTED, YOU HAVE THE RIGHT TO APPOINT A PERSON, WHO NEED NOT OWN COMMON SHARES, TO ATTEND AND VOTE ON YOUR BEHALF. IF YOU USE THIS FORM OF PROXY BUT WANT TO APPOINT SOMEONE OTHER THAN AMOS MICHELSON OR DAN GELBART AS YOUR PROXY HOLDER, YOU SHOULD CROSS OUT THEIR NAMES AND INSERT THE NAME OF YOUR PREFERRED PROXYHOLDER IN THE BLANK SPACE PROVIDED. Your proxyholder should then attend the meeting to vote on your behalf.

2. YOU SHOULD INDICATE YOUR CHOICE FOR EACH ITEM LISTED BY CHECKING THE APPROPRIATE BOX. IF YOU DO NOT SPECIFY A CHOICE, YOUR COMMON SHARES WILL BE VOTED IN FAVOUR OF each of the matters identified BELOW. IF YOU WISH THE COMMON SHARES REPRESENTED BY THIS PROXY TO BE VOTED FOR OR AGAINST THE MOTIONS SET OUT BELOW OR, IN THE CASE OF THE ELECTION OF DIRECTORS AND THE APPOINTMENT OF AUDITORS, WITHHELD FROM VOTING, YOU SHOULD MARK THE APPROPRIATE BOX WITH AN X OR A TICK (X).

3. In order to be valid, this proxy must be dated and signed by you as registered holder or by your properly appointed attorney. If the registered holder is a corporation, this proxy must be signed by an authorized officer or attorney of the corporation. Proxies must be received by Montreal Trust Company of Canada at 510 Burrard Street, Vancouver, British Columbia,
    V6C 3B9 no later than 2:00 p.m. (local time) on March 29, 2000, or if the Meeting is adjourned, 24 hours (excluding Saturdays, Sundays and holidays), before the time the adjourned Meeting is to be reconvened. The fax number for Montreal Trust Company of Canada is (604) 683-3694. If you do fax the proxy, you should also mail the original in the envelope provided. If not dated, the proxy will be deemed to be dated March 29, 2000.

                                      [LOGO]
                              ADMISSION TICKET TO THE
              2000 ANNUAL AND SPECIAL MEETING OF CREO PRODUCTS INC.

                                    TEAR HERE

                                      [LOGO]
                           IMPORTANT NOTICE TO SHAREHOLDERS
                        REGARDING QUARTERLY REPORTS ON REVERSE